SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SYBASE, INC.

(Name of Subject Company)

SYBASE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Daniel R. Carl, Esq.

Vice President and General Counsel

One Sybase Drive

Dublin, CA 94568

(925) 236-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Michael J. Kennedy, Esq.

Michael S. Dorf, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

525 Market Street, Suite 1500

San Francisco, CA 94105

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Annex B Information Statement

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Sybase, Inc., a Delaware corporation (the “Company,” “Sybase” or “we”), and the address and telephone number of its principal executive offices are One Sybase Drive, Dublin, California 94568, (925) 236-5000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is Sybase’s Common Stock, par value $0.001 per share (“Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the Common Stock, the “Shares”), issued pursuant to the Preferred Stock Rights Agreement, dated as of July 31, 2002, as amended by the amendments thereto dated as of February 14, 2005 and May 12, 2010 (as so amended, the “Rights Agreement”), by and between Sybase and American Stock Transfer and Trust Company as Rights Agent (the “Rights Agent”). As of May 25, 2010, there were 87,500,955 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

Sybase is the person filing this Statement. Sybase’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated by reference. Sybase’s website address is www.sybase.com. The information on Sybase’s website should not be considered a part of this Statement.

Tender Offer and Merger

This Statement relates to the tender offer by Sheffield Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a purchase price of $65.00 per share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on May 26, 2010, and is subject to the conditions set forth in the Offer to Purchase dated May 26, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 12, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and Sybase. Parent is an indirect wholly-owned subsidiary of SAP AG, an Aktiengesellschraft organized under the laws of Germany (“SAP AG”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11(b) of the Offer to Purchase. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) in which any remaining Shares of Sybase not validly tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price (other than Shares that are held by Sybase, Parent or any of their wholly owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights), without interest and less any required withholding of taxes. Upon consummation of the proposed merger, Purchaser will merge with and into Sybase and will cease to exist, with Sybase continuing as the surviving corporation. SAP AG has agreed to absolutely, irrevocably and unconditionally guarantee the obligations of Parent and Purchaser under the Merger Agreement.

The Merger Agreement governs the contractual rights among Sybase, SAP AG, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Statement to provide Sybase’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Sybase, SAP AG, Parent or Purchaser in Sybase’s or SAP AG’s public reports filed with the Securities and Exchange Commission. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Sybase in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Sybase, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Sybase, Parent or Purchaser.

According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent and Purchaser are 3999 West Chester Pike, Newtown Square, Pennsylvania 19073, (610) 661-1000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Statement or in the Information Statement of Sybase attached to this Statement as Annex B and incorporated herein by reference (the “Information Statement”) or as otherwise incorporated by reference herein, as of the date of this Statement, to the knowledge of Sybase, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between Sybase or any of its affiliates and (1) Sybase’s executive officers, directors or affiliates or (2) SAP AG, Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Sybase’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right (after acquiring a majority of the Shares (determined on a fully diluted basis) pursuant to the Offer) to designate persons to the Board of Directors of Sybase (the “Board”) other than at a meeting of the stockholders of Sybase.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between Sybase and Parent, Purchaser and SAP AG

Merger Agreement

A summary of the Merger Agreement is contained in Section 11(b) entitled “The Merger Agreement” in the Offer to Purchase. The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by this reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by this reference.

Mutual Non-Disclosure Agreement

Sybase and SAP AG are parties to a mutual non-disclosure agreement (the “Mutual Non-Disclosure Agreement”) dated as of April 19, 2010, but effective as of April 2, 2010. The Mutual Non-Disclosure Agreement provides, among other things, that, in connection with an evaluation relating to a potential relationship, cooperation or transaction, each of SAP AG and Sybase will keep all confidential information relating to the other party confidential and will not disclose such information to any other person (except to representatives of either of SAP AG or Sybase who are actively and directly participating in the evaluation or who otherwise have a need to know such information for the purpose of the evaluation, or as required by law) without the consent of the other party, and to abide by certain standstill restrictions involving the other party’s securities until April 2, 2011. This summary of the Mutual Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Mutual Non-Disclosure Agreement , which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

SAP AG and Sybase entered into an exclusivity agreement, dated as of April 30, 2010 (the “Exclusivity Agreement”), in connection with discussions regarding a possible transaction between them. The Exclusivity Agreement provided that Sybase, its subsidiaries and representatives would not do any of the following, directly or indirectly, during the period from April 30, 2010 through May 12, 2010: (i) solicit, initiate, seek, or knowingly encourage, facilitate or induce the making, submission or announcement of any Alternative Proposal (as defined in the Exclusivity Agreement), (ii) disclose to any person any nonpublic information relating to Sybase and/or any of its subsidiaries in connection with, or enter into, participate in, maintain or continue any communications or negotiations regarding, any Alternative Proposal, (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Alternative Proposal, or (iv) enter into any letter of intent, contract or other agreement relating to any Alternative Proposal. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Beneficial Ownership of Shares

According to the Schedule TO, as of May 26, 2010, neither SAP AG, Parent nor Purchaser beneficially owned any Shares.

Arrangements with Current Executive Officers and Directors of Sybase

Certain contracts, agreements, arrangements or understandings between Sybase and its executive officers or directors that relate to the Offer are described below or described in the Information Statement that is attached hereto as Annex B and is incorporated herein by reference. Except as described below and in the Information Statement, or as otherwise incorporated herein by reference, to the knowledge of Sybase, there are no material agreements, arrangements or understandings between Sybase and its executive officers and no potential or actual conflicts of interest, between Sybase or its affiliates and its executive officers and directors. The following summaries are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto, the Amended and Restated Sybase, Inc. 2003 Stock Plan, which is filed as Exhibit (e)(35) hereto, the Sybase, Inc. 2001 Director Stock Option Plan, which is filed as Exhibit (e)(16) hereto, the Second Amended and Restated Employment Agreement with John S. Chen, dated December 18, 2007 (the “Chen Employment Agreement”), which is filed as Exhibit (e)(24) hereto, the change of control agreements with John S. Chen, Marty J. Beard, Steven M. Capelli, Daniel R. Carl, Billy Ho, Keith F. Jensen, Raj Nathan, Jeffrey G. Ross, Terry Stepien and Nita C. White-Ivy (each, a “Change of Control Agreement”), which are filed as Exhibits (e)(21), (e)(22) and (e)(25) hereto, the Sybase, Inc. 1991 Amended and Restated Employee Stock Purchase Plan, and the Sybase, Inc. 1991 Amended and Restated Foreign Subsidiary Employee Stock Purchase Plan, which is filed as Exhibit (e)(23) hereto, each of which is incorporated herein by reference.

Treatment of Shares, Stock Options, Stock Appreciation Rights and Restricted Stock Pursuant to the Merger Agreement

Those of Sybase’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Sybase. If the directors and executive officers tender all of the 191,595 Shares owned by them as of May 25, 2010 (which number of Shares excludes restricted Shares and options to purchase Shares, which are addressed in the succeeding paragraph below) for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for the Offer Price, the directors and executive officers will receive an aggregate of $12,453,675 in cash. As discussed below under “Item 4. The Solicitation or Recommendation – Intent to Tender,” to the knowledge of Sybase, all of Sybase’s directors or executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer.

Under the terms of the Merger Agreement, all stock options and stock appreciation rights outstanding (whether or not vested and whether held by directors, executive officers or other employees) will be cancelled, and the holders thereof will receive cash consideration equal to the product of the number of stock options or stock appreciation rights they own (both vested and unvested) and the difference between the Offer Price and the exercise price of the stock options or stock appreciation rights within 30 days following the time Purchaser accepts for payment all Shares validly tendered in the Offer and not properly withdrawn (the “Acceptance Time”). As of May 25, 2010, the directors and executive officers of Sybase held stock options and stock appreciation rights to purchase an aggregate of 2,524,351 Shares, 703,959 of which were vested and exercisable and 1,820,392 were unvested as of that date, with exercise prices ranging from $13.21 to $40.83.

Under the terms of the Merger Agreement, the cash consideration payable in respect of each Share underlying a restricted stock award that remained subject to Sybase’s outstanding right to claim the return of such Share pursuant to the terms of a restricted stock award will remain subject to the vesting terms that applied to such restricted stock award prior to the Acceptance Time and will be paid to the holder on the vesting date of such restricted stock award (“Restricted Stock Payment”) if the requirements for vesting in such payment are met. Under the terms of the Merger Agreement, restricted stock awards held by executive officers that remain subject to performance-based vesting conditions relating to Sybase’s performance in 2010 will vest at 137.9% of target. Restricted stock awards held by executive officers relating to Sybase’s performance in 2009 and 2008 vested at 165.4% and 110.4% of target, respectively. Because director awards were not assumed or substituted by the Purchaser, each director will receive the Restricted Stock Payment as soon as practicable following the Acceptance Time. Pursuant to the terms of their Change of Control Agreements (described below), Messrs. Chen, Beard and Carl are entitled to accelerated vesting of all of their outstanding equity awards upon a change of control and will, therefore, also receive the Restricted Stock Payment as soon as practicable following the Acceptance Time. The remaining executive officers who remain continuously employed through the vesting dates of their Restricted Stock Payments will receive the applicable payments on each such vesting date, unless they are terminated in circumstances entitling them to accelerated vesting in accordance with the terms of their Change of Control Agreements (see “– Other Potential Payments upon Termination or Change of Control” below). As of May 25, 2010, an aggregate of 1,089,772 unvested Shares underlying restricted stock awards were held by the directors and executive officers of Sybase.

The following table summarizes the equity interests of each of Sybase’s current executive officers and directors as of May 25, 2010, including the aggregate consideration each individual will receive for Shares if he or she tendered all his or her Shares in the Offer, and the payment each individual will receive pursuant to the terms of the Merger Agreement upon the cash-out of outstanding stock options, stock appreciation rights and restricted stock awards held by such individual in connection with the Merger, in each case based on the Offer Price.

Name of Director or Executive Officer	Number of Unrestricted Shares Owned	Cash Consideration for Unrestricted Shares	Number of Vested Stock Options and Stock Appreciation Rights	Cash Consideration for Vested Stock Options and Stock Appreciation Rights	Number of Unvested Stock Options and Stock Appreciation Rights	Cash Consideration for Unvested Stock Options and Stock Appreciation Rights	Number of Shares of Unvested Restricted Stock	Cash Consideration for Unvested Restricted Stock(1)	Total Cash Consideration under Merger Agreement
John S. Chen	53,755	$3,494,075	1,135,525	$53,896,392	226,596	$7,088,492	501,558	$32,601,270	$97,080,229
Marty J. Beard	405	$26,325	40,963	$1,575,477	52,667	$1,729,805	98,197	$6,382,805	$9,714,412
Steven M. Capelli	32,203	$2,093,195	109,907	$4,554,185	80,611	$2,632,929	142,477	$9,261,005	$18,541,314
Daniel R. Carl	3,258	$211,770	17,847	$671,011	20,564	$691,179	36,762	$2,389,530	$3,963,490
Billy Ho	6,007	$390,455	1,561	$58,112	31,102	$1,000,754	55,520	$3,608,800	$5,058,121
Keith F. Jensen	960	$62,400	2,947	$109,759	18,034	$603,085	31,522	$2,048,930	$2,824,174
Raj Nathan	18,950	$1,231,750	2,704	$100,146	42,782	$1,326,839	75,208	$4,888,520	$7,547,255
Jeffrey G. Ross	5,733	$372,645	23,161	$882,998	37,206	$1,235,919	54,087	$3,515,655	$6,007,217
Terry Stepien	13,024	$846,560	9,262	$345,422	19,252	$658,849	34,509	$2,243,085	$4,093,916
Nita C. White-Ivy	18,665	$1,213,225	929	$34,450	17,292	$571,047	30,238	$1,965,470	$3,784,193
Richard C. Alberding	4,735	$307,775	63,292	$2,727,081	22,473	$791,941	4,242	$275,730	$4,102,527
Cecilia Claudio	1,000	$65,000	54,376	$2,091,720	22,473	$791,941	4,242	$275,730	$3,224,391
Michael A. Daniels	6,225	$404,625	30,750	$1,190,661	23,015	$827,140	4,242	$275,730	$2,698,156
L. William Krause	9,225	$599,625	105,292	$4,538,781	22,473	$791,941	4,242	$275,730	$6,206,077
Alan B. Salisbury	4,225	$274,625	37,292	$1,406,021	22,473	$791,941	4,242	$275,730	$2,748,317
Jack E. Sum	6,000	$390,000	43,292	$1,664,501	22,473	$791,941	4,242	$275,730	$3,122,172
Robert P. Wayman	7,225	$469,625	141,292	$6,242,981	22,473	$791,941	4,242	$275,730	$7,780,277

(1)	As noted above, the payment for the restricted stock awards of Messrs. Capelli, Ho, Jensen, Ross, and Stepien, Dr. Nathan and Ms. White-Ivy will remain subject to the vesting terms that applied to such restricted stock award prior to the Acceptance Time and will be paid on the vesting date of such award, unless they are terminated in circumstances entitling them to accelerated vesting in accordance with the terms of their Change of Control Agreements (see “– Other Potential Payments upon Termination or Change of Control” below).

Treatment of Employee Stock Purchase Plan Pursuant to the Merger Agreement

Under the Merger Agreement, Sybase is required to take such action as is necessary to terminate the Sybase, Inc. 1991 Employee Stock Purchase Plan and the Sybase, Inc. 1991 Amended and Restated Foreign Subsidiary Employee Stock Purchase Plan (collectively, the “ESPP”) as of or prior to the effective time of the Merger (the “Effective Time”), including terminating the pending offering in progress promptly after the date of the Merger Agreement. All participants’ funds contributed to the ESPP that have not been used to purchase Shares will be promptly returned to the participants as soon as administratively feasible.

Other Potential Payments upon Termination or Change of Control

Sybase’s executive officers have entered into the agreements discussed below, which provide for the vesting of equity awards and the payment of compensation in connection with a “change of control” (as defined in these agreements) of Sybase, such as would occur upon the completion of the Offer (in certain instances, benefits are provided only in the event of an “involuntary termination” or a termination without “cause” following a change of control).

Employment Agreements

In December 2007, Sybase entered into the Chen Employment Agreement with John S. Chen. The Chen Employment Agreement provides for annual base salary and target incentive compensation adjustments approved by the Board and employee benefits comparable to those he received from his prior employer. If Mr. Chen’s employment terminates without cause at any time other than within 18 months following a “change of control,” as defined in his Change of Control Agreement (see “– Change of Control Agreements”, below), Mr. Chen is entitled to a severance payment equal to 150% of both his base salary and target annual cash bonus for the then-current fiscal year, continuation of his employee benefits for a period of 18 months from his termination date, accelerated vesting of 100% of his then-outstanding stock options and stock appreciation rights and the immediate release of 50% of his restricted stock from escrow. In addition, upon Mr. Chen’s retirement, Sybase will pay the premiums for coverage for Mr. Chen, his spouse and eligible dependents (plus an amount sufficient to cover federal and state income tax liability associated with any such premiums that are paid while Mr. Chen continues to provide services to Sybase) under the Sybase Retiree Medical Plan. This program allows eligible domestic Sybase employees to purchase health insurance upon retirement at their own expense. The retiree health benefits will not be paid if Mr. Chen is terminated by Sybase for cause or if he voluntarily terminates before reaching age 55. Additionally, if Mr. Chen’s employment terminates following a change of control and before he reaches age 55 and Mr. Chen receives medical benefits from another employer, he must thereafter pay the applicable premiums to remain in the Sybase Retiree Medical Plan.

Change of Control Agreements

In December 2007, Sybase entered into amended and restated Change of Control Agreements with the following executive officers:

•	John S. Chen, Chief Executive Officer of Sybase;

•	Marty J. Beard, President of Sybase 365;

•	Steven M. Capelli, President WWFO;

•	Daniel R. Carl, General Counsel and Secretary of Sybase;

•	Billy Ho, Senior Vice President and General Manager – PTO of Sybase;

•	Keith F. Jensen, Vice President and Controller of Sybase;

•	Raj Nathan, Executive Vice President and Chief Marketing Officer of Sybase;

•	Jeffrey G. Ross, Senior Vice President and Chief Financial Officer of Sybase;

•	Nita C. White-Ivy, Vice President – Worldwide Human Resources of Sybase; and

•	Terry Stepien, President of iAnywhere Solutions.

The key terms of the Change of Control Agreements are set forth below.

John S. Chen

The Change of Control Agreement for John S. Chen provides for a payment upon a change of control, such as the completion of the Offer, equal to two times his current annual base salary and two times his annual target incentive compensation and accelerated vesting of 100% of his then-outstanding equity awards. These benefits are payable upon a change of control, regardless of whether Mr. Chen is terminated. Additionally, if Mr. Chen’s employment is terminated within 18 months of a change of control, other than for cause, Sybase will continue his employee benefits for a period of 24 months from his date of termination and provide additional payments for the amount of any taxes payable in respect of these benefits. Mr. Chen is also entitled to the retiree health benefits described above (see “– Employment Agreements” above) and a tax gross-up for any excise tax that becomes payable by Mr. Chen under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (see “– 280G Gross-Up” below).

Marty J. Beard and Daniel R. Carl

The Change of Control Agreements for Messrs. Beard and Carl are substantially identical to the Change of Control Agreement for Mr. Chen, except that the agreements provide for a payment upon a change of control, such as the completion of the Offer, equal to two times each executive officer’s current annual base salary and one and a half times the executive officer’s annual target incentive compensation. Messrs. Beard and Carl are not entitled to a tax gross-up for any taxes imposed by Sections 280G and 4999 of the Code (see “– 280G Gross-Up” below).

Other Executives

The Change of Control Agreements for the remaining executive officers provide for severance benefits in the event that the executive officer’s employment is involuntarily terminated upon or within 18 months following a change of control, such as the completion of the Offer. Upon an involuntary termination within 18 months of a change of control, the agreements provide for a payment equal to two times the executive officer’s current annual base salary and one and a half times the executive officer’s annual target incentive compensation and accelerated vesting of 100% of his or her then-outstanding equity awards. In addition, Sybase will continue his or her employee benefits for a period of 24 months following the date of termination and provide additional payments for the amount of any taxes payable in respect of these benefits. These executive officers are not entitled to a tax gross-up for any taxes imposed by Sections 280G and 4999 of the Code (see “– 280G Gross-Up” below).

280G Gross-Up

Pursuant to Mr. Chen’s Change of Control Agreement, Sybase will pay Mr. Chen a tax gross-up payment in the event that an excise tax becomes payable by Mr. Chen under Sections 280G and 4999 of the Code in connection with a change of control transaction, such as the completion of the Offer. The effect of the tax gross-up payment would be that the net amount retained by Mr. Chen from all payments and benefits after deduction of all applicable taxes (including excise taxes, penalties and interest), would equal the net amount he would have retained in the absence of such excise taxes.

With respect to the other executive officers, the Change of Control Agreements provide that payments and benefits will be either (i) delivered in full or (ii) cut back to the degree necessary to avoid any portion of the payments becoming subject to excise taxes under Section 280G and 4999 of the Code, whichever results in a greater amount of severance benefits being delivered to the executive officer.

Summary of Other Potential Payments Upon Termination or Change of Control

The following table summarizes all potential payments described under “– Other Potential Payments upon Termination or Change of Control,” assuming an involuntary termination of Sybase’s executive officers as of July 1, 2010 and completion of the Offer and consummation of the Merger prior to that date (and assuming that all of the payments described above under “– Treatment of Shares, Stock Options, Stock Appreciation Rights and Restricted Stock Pursuant to the Merger Agreement” have been previously made, including payments resulting from accelerated vesting of outstanding equity awards).

Name	Cash Severance Payments ($)(1)(2)	Continuation of Health and Life Insurance Benefits	280G Tax Gross-Up Payments ($)	Total ($)
John S. Chen	$6,443,000	$283,509	$0	$6,726,509
Marty J. Beard	$1,220,662	$155,545	$—	$1,376,207
Steven M. Capelli	$1,547,466	$155,545	$—	$1,703,011
Daniel R. Carl	$1,159,241	$155,545	$—	$1,314,786
Billy Ho	$1,034,546	$155,545	$—	$1,190,091
Keith F. Jensen	$737,120	$155,545	$—	$892,665
Raj Nathan	$1,270,000	$155,545	$—	$1,425,545
Jeffrey G. Ross	$1,237,679	$155,545	$—	$1,393,224
Terry Stepien	$1,516,991	$155,545	$—	$1,672,536
Nita C. White-Ivy	$1,142,679	$155,545	$—	$1,298,224

(1)	The amount of each executive officer’s cash severance payments was determined in accordance with the Change of Control Agreements and is based on each executive officer’s base salary rate and annual incentive bonus amount.

(2)	The bonus component of the cash severance payment calculation estimates annualized results for completed fiscal quarters as of the assumed termination date.

Some of the foregoing payments and/or benefits may be delayed or limited as necessary to comply with or be exempt from Sections 280G and 409A of the Code and the regulations thereunder.

Effect of Merger Agreement on Employee Benefit

Parent or any subsidiary of Parent will recognize all service of directors, officers or employees of Sybase with Sybase or a subsidiary prior to the Effective Time for vesting or eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, if applicable) with respect to any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, maintained by Parent or any of its subsidiaries, other than non-U.S. employee benefit plans, in which any director, officer or employee of Sybase will participate as of or after the Effective Time, unless such recognition of service would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding Sybase employee benefit plan.

Prior to the Effective Time, Sybase shall contribute to Sybase’s 401(k) plan for the benefit of the participants in the 401(k) plan an amount equal to the aggregate amount of the employer matching contribution in respect of amounts deferred under the 401(k) plan from January 1, 2010 through the Effective Time.

Appointment of Sybase Chief Executive Officer to SAP AG Executive Board

The executive board of SAP AG has indicated that it will propose to the supervisory board of SAP AG that it appoint Mr. Chen to SAP AG’s executive board concurrently with the consummation of the Merger, however, there is no binding agreement between SAP AG and Mr. Chen regarding this appointment.

Exculpation and Indemnification of Sybase Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. Sybase’s amended and restated certificate of incorporation (the “Certificate”) includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derives an improper personal benefit.

Additionally, as permitted by Section 145 of the DGCL, Sybase’s bylaws (the “Bylaws”) provide that (i) Sybase shall indemnify its directors and officers and may indemnify its employees and agents in each case against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Sybase and (ii) Sybase may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Sybase, or is or was serving at the request of Sybase as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not Sybase would have the power to indemnify such person against such liability under the provisions of Delaware law.

Sybase has entered into indemnity agreements with its directors and Sybase’s executive officers to, among other things, provide them with the maximum indemnification allowed under applicable law, including, to the extent permitted by applicable law, indemnification for judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being a director, officer or employee of Sybase. Sybase has also purchased directors’ and officers’ liability insurance insuring Sybase’s directors and officers against certain claims that may be asserted against them in their capacity as directors and officers of Sybase.

Pursuant to the Merger Agreement, the surviving corporation of the Merger has agreed, for six years after the Effective Time, to provide (and Parent has agreed to cause the surviving corporation of the Merger to provide) indemnification for all past and present directors, officers and employees of Sybase and its subsidiaries, in each case as provided by Sybase and its subsidiaries pursuant to applicable law, the Certificate and Bylaws, the corresponding governing documents of Sybase’s subsidiaries, and indemnification agreements, if any, in existence on May 12, 2010. These indemnification obligations will not be terminated or modified in a way that adversely affects any indemnified party without the prior consent of such party.

Under the terms of the Merger Agreement, the surviving corporation of the Merger also has agreed either to cause Sybase’s current directors’ and officers’ liability insurance policy to be maintained in effect for a period of six years after the Effective Time or to obtain a prepaid “tail” policy, in each case covering acts or omissions at or prior to the Effective Time for a period of six years after the Effective Time, and covering all those persons who are currently covered by Sybase’s directors’ and officers’ liability insurance. Any such “tail” policy shall be on terms with respect to such coverage that is substantially equivalent to and in any event not less favorable in the aggregate to such indemnified persons than those of Sybase’s existing policy; except that if the annual premium for such policy exceeds 300% of the current annual premium, the surviving corporation of the Merger will not be required to pay such amount and shall instead purchase a substitute policy with the greatest coverage available for such 300% amount.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Sybase’s management and legal and financial advisors, the full Board, by unanimous vote at a meeting on May 12, 2010, (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Sybase and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Sybase’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Sybase’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “– Reasons for the Board’s Recommendation” below.

Copies of the press release issued by Sybase announcing the execution of the Merger Agreement and a letter to Sybase’s stockholders relating to the recommendation of the Board are filed as Exhibits (a)(1)(G) and (a)(2) hereto and are incorporated herein by reference.

(b) Background of the Offer

As part of the ongoing evaluation of our business, the Board and members of Sybase’s senior management regularly review and assess long-term strategic goals and associated risks, including potential opportunities for business combinations, acquisitions, dispositions, strategic partnerships, internal restructurings and other strategic alternatives. In connection with such evaluations, Sybase has consulted with its management and legal and financial advisors, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”). Sybase engaged BofA Merrill Lynch as its financial advisor in 2005 to assist Sybase, among other things, in connection with certain strategic and financial matters, which engagement was amended and restated in January 2010.

Sybase and SAP AG have had commercial dealings for a number of years. SAP AG’s strength in enterprise applications is complimentary to Sybase’s leadership in enterprise mobility. In June 2008, Sybase and SAP AG began discussing a strategic commercial relationship for the purpose of co-innovating and collaborating to extend SAP AG’s customer relationship management applications to a variety of mobile device platforms, including Apple’s iPhone, Windows Mobile and other mobile devices, using Sybase’s Unwired Platform. These discussions led to a Software Development Cooperation Agreement between Sybase and SAP AG that was entered into on October 1, 2008, and which was jointly announced by Sybase and SAP AG on March 11, 2009. The first SAP AG mobile solutions using Sybase’s Unwired Platform were launched at an industry trade conference in early March 2010, and Sybase and SAP AG are continuing to codevelop additional enhancements and mobile solutions.

During this March 2010 industry trade conference, Bill McDermott, SAP AG’s co-Chief Executive Officer and a member of SAP AG’s executive board, contacted Mr. Chen by telephone to discuss expanding the strategic commercial relationship between the two companies and whether Sybase would be willing to engage in preliminary discussions regarding a possible acquisition of Sybase by SAP AG.

On March 11, 2010, James Mackey, SAP AG’s head of corporate development, and Mr. Chen had a meeting at Sybase’s headquarters in Dublin, California, and had preliminary discussions regarding the expansion of the strategic commercial relationship between the two companies and a possible acquisition of Sybase by SAP AG.

On March 15, 2010, Mr. McDermott and Mr. Chen had a meeting at SAP America’s office in Palo Alto, California to also preliminarily discuss a possible acquisition of Sybase by SAP AG and the strategic rationale for a potential combination of the two companies.

On April 7, 2010, Mr. McDermott contacted Mr. Chen by telephone to further discuss a possible acquisition of Sybase by SAP AG.

Also on April 7, 2010, Mr. Chen had a video conference call with Hasso Plattner, Chairman of SAP AG’s supervisory board, to discuss a potential acquisition of Sybase by SAP.

Following Mr. McDermott’s April 7, 2010 telephone call with Mr. Chen, Mr. Chen and Mr. McDermott held several telephonic discussions in early April 2010 regarding the potential benefits and synergies of a possible acquisition of Sybase by SAP AG. During these discussions, Messrs. Chen and McDermott did not propose or discuss specific terms of a potential acquisition. Mr. Chen and Mr. McDermott scheduled a meeting for April 15, 2010 between the Sybase and SAP technology teams to identify potential synergies between Sybase and SAP AG.

Throughout April and May of 2010, Mr. Chen frequently updated Robert Wayman, Sybase’s Lead Independent Director, of substantive conversations with representatives of SAP AG. Mr. Chen also had frequent other conversations with other individual members of the Board.

On April 8, 2010, Dr. Nathan met with Sethu Meenakshisundarm, SAP AG’s vice president of technology strategy, in Fremont, California, to discuss meeting objectives and an agenda in preparation for the April 15, 2010 technology team meeting.

On April 10, 2010, Mr. Chen had a telephone call with Vishal Sikka, SAP AG’s Chief Technology Officer, to discuss Sybase’s technology and the strategic rationale for the possible acquisition.

On April 12, 2010, Mr. Carl began discussions with Mr. Mackey and Arlen Shenkman, SAP AG’s vice president of corporate development, regarding a mutual non-disclosure agreement between Sybase and SAP AG to facilitate more detailed discussions. Between April 12, 2010 and April 19, 2010, Mr. Carl and, after April 16,

2010, representatives of Shearman & Sterling LLP (“S&S”), Sybase’s outside counsel, engaged in discussions and negotiations regarding the terms and conditions of this mutual non-disclosure agreement with SAP AG and its outside counsel, Jones Day (“Jones Day”).

On April 15, 2010, Dr. Nathan and Mr. Ho and other members of Sybase’s technology team held a video conference call with Messrs. Sikka, Mackey and Meenakshisundaram and other members of SAP AG’s technology team to discuss in-memory and database technologies and to identify potential technology and business synergies between Sybase and SAP AG.

Also on April 15, 2010, the Board held a telephonic meeting, at which Mr. Chen discussed with the Board the status of the discussions and negotiations with SAP AG.

On April 16, 2010, Sybase retained S&S as outside legal counsel in connection with a possible transaction.

On April 19, 2010, Sybase and SAP AG entered into the mutual non-disclosure agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements between Sybase and Parent, Purchaser and SAP AG – Mutual Non-Disclosure Agreement” above.

On April 20, 2010, Sybase received a written non-binding proposal from SAP AG for SAP AG to acquire all of the outstanding Shares for a purchase price of $61.00 per Share in cash. SAP AG’s proposal also indicated that in connection with its continuing evaluation of an acquisition of Sybase, it required as a condition of its offer and to any further discussions that Sybase agree to negotiate exclusively with SAP AG for a period of 30 days, and would require that period of time to complete its due diligence.

On April 21, 2010, Mr. Chen met with Mr. Sikka in Palo Alto, California, to discuss the technology vision of the combined companies.

Also on April 21, 2010, the Board held a telephonic meeting, at which Mr. Carl and representatives of S&S and BofA Merrill Lynch were in attendance, to discuss SAP AG’s April 20 proposal. Representatives of S&S advised the Board regarding its fiduciary duties in connection with its consideration of SAP AG’s April 20 proposal and its evaluation of whether to agree to enter into exclusive negotiations with SAP AG for a period of 30 days. BofA Merrill Lynch discussed with the Board certain financial aspects of SAP AG’s April 20 proposal. Following discussion, the Board determined that the price proposed by SAP AG was insufficient for Sybase to agree to enter into exclusive negotiations with SAP AG. The Board concluded that Mr. Chen should leave open the possibility of a short period of exclusivity if SAP AG raised its price materially and shortened its requested period of due diligence and exclusivity. The Board instructed Mr. Chen to communicate its determinations to Mr. McDermott.

On April 22, 2010, Mr. Chen communicated the Board’s determinations to Mr. McDermott. Mr. McDermott asked Mr. Chen whether a price of $64.00 per Share in cash would be acceptable to the Board. Mr. Chen did not respond directly to this price proposal, but described the Board’s process in evaluating SAP AG’s proposal as compared with other strategic alternatives being considered by the Board, which alternatives included not pursuing a transaction with SAP AG. Mr. McDermott indicated that it was unlikely that SAP AG would be willing to offer a price per Share in the high $60s.

On April 23, 2010, Sybase received a written revised non-binding proposal from SAP AG for SAP AG to acquire all of the outstanding Shares for a purchase price of $65.00 per Share in cash. SAP AG’s revised proposal indicated that in connection with its continuing evaluation of an acquisition of Sybase, it required Sybase to enter into an exclusivity agreement with SAP AG until May 12, 2010, during which period SAP AG would complete its due diligence and at the end of which it would be in a position to execute a definitive merger agreement.

Between April 23 and 25, 2010, Messrs. Mackey and Chen had telephonic discussions regarding SAP AG’s request that Sybase enter into exclusive negotiations with SAP AG. During these discussions, Mr. Mackey reiterated to Mr. Chen that SAP AG’s latest non-binding proposal was conditioned upon the execution of a mutually acceptable exclusivity agreement between the two companies.

On April 25, 2010, Mr. Mackey had two telephonic discussions with representatives of BofA Merrill Lynch regarding the terms and conditions of SAP AG’s latest non-binding proposal. During these discussions, Mr. Mackey informed the representatives of BofA Merrill Lynch that SAP AG would not increase its offer of $65.00 per Share.

On April 26, 2010, the Board held a telephonic meeting, at which Mr. Carl and representatives of S&S and BofA Merrill Lynch were in attendance, to discuss the revised proposal received from SAP AG. Mr. Chen briefed the Board on the status of negotiations with SAP AG since the April 21 Board meeting. Representatives of S&S summarized SAP AG’s revised April 23 proposal and noted that SAP AG had informed Sybase that SAP AG was not willing to move forward unless Sybase agreed to a limited period of exclusivity. Representatives of S&S advised the Board regarding its fiduciary duties in connection with its consideration of this proposal and its evaluation of whether to agree to enter into exclusive negotiations with SAP AG. The Board then discussed with Mr. Chen and representatives BofA Merrill Lynch the likelihood of SAP AG improving upon its proposed purchase price and financial aspects of SAP AG’s proposal. The Board also considered and discussed with management and BofA Merrill Lynch other potential companies that could be reasonably likely to have an interest in acquiring Sybase, including whether any of those would reasonably be deterred from potentially bidding for Sybase after announcement of a transaction. The Board also discussed and considered the potentially significant adverse effects that a leak or other public disclosure regarding Sybase’s consideration of a potential transaction could have on its business and operations, as well as the risk that SAP AG would lower its proposed price or terminate evaluation of a potential transaction if Sybase did not agree to a limited exclusivity period. The Board also discussed with representatives of S&S and BofA Merrill Lynch, among other things, certain terms that likely would be included in any definitive merger agreement, the Board’s requirement that any non-solicitation provision permit Sybase to consider and respond to any bona fide alternative proposal following the execution of a definitive merger agreement, and that any termination fee be at the low end of the range of termination fees in transactions of a similar size and be reasonable and not designed to preclude higher offers, and the related effects of these provisions on Sybase’s ability to consider and respond to any bona fide alternative proposal following the execution of a definitive merger agreement with SAP AG. After discussion and in light of the recent increase in the price that SAP AG was offering and the relatively short exclusivity period required by SAP AG, as well as other positive and negative factors associated with granting a limited exclusivity period, the Board concluded that the strategy of granting SAP AG a limited exclusivity period was reasonable under the circumstances and designed to achieve the best reasonably available value if the Board determined to ultimately enter into a transaction. The Board also noted that if SAP AG did not complete its diligence in the short exclusivity period or lowered its price, Sybase would be free to solicit other indications of interests after expiration of the limited exclusivity period.

Following the April 26 Board meeting, SAP AG and its advisors were informed of the Board’s determination to proceed with discussions concerning a proposed acquisition of Sybase by SAP AG at a purchase price of $65.00 per Share and to grant SAP AG a limited exclusive negotiating period through May 12, 2010, provided that SAP AG would complete its due diligence and be in a position to execute a definitive merger agreement by the end of this exclusivity period.

Between April 26, 2010 and April 30, 2010, representatives of S&S and Jones Day negotiated the terms and conditions of an exclusivity agreement between Sybase and SAP AG. During this period, representatives of S&S and Jones Day also discussed the scope and timing of SAP AG’s due diligence process, including Jones Day’s document request and arranging due diligence meetings.

On April 27, 2010, Jones Day distributed a draft merger agreement to S&S. In the draft merger agreement, SAP AG requested, among other terms, a termination fee equal to 3.25% of Sybase’s equity value. Later that day, SAP AG received financial forecasts for Sybase for calendar years 2010 through 2012 prepared by Sybase’s management. See “Item 8. Additional Information – Projected Financial Information.”

On April 28, 2010, the Board held a meeting at Sybase’s executive offices in Dublin, California. At this meeting, the Sybase Board and management discussed Sybase’s stand-alone business plan and strategic opportunities reasonably available to Sybase, including continuing to operate on a stand-alone basis and the possibility of growing its business through acquisitions and internal growth while remaining an independent public company, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve these business plans.

Also on April 28, 2010, Mr. Ross and Dr. Nathan discussed over a telephonic meeting the financial forecasts of Sybase and certain other financial information with senior members of SAP AG’s management team, including Mr. Mackey. Representatives of BofA Merrill Lynch and Deutsche Bank , SAP AG’s financial advisor (“Deutsche Bank”), as well as representatives of other financial and accounting advisors of SAP AG, also were in attendance.

On April 29, 2010, members of Sybase’s management team, including Messrs. Ross, Capelli, Stepien, Beard and Ho and Dr. Nathan, met with members of SAP AG’s management team, including Messrs. Mackey, Shenkman, Sikka and Meenakshisundaram, for in-person due diligence meetings at Jones Day’s offices in Palo Alto, California. Representatives of BofA Merrill Lynch and Deutsche Bank also were in attendance. An online due diligence data room was also made available to SAP AG and its legal, financial and accounting advisors on April 29, 2010.

On April 30, 2010, Sybase and SAP AG entered into an exclusivity agreement, pursuant to which, in light of SAP AG’s increased proposed purchase price of $65.00 per Share and commitment to complete its due diligence and be in a position to execute a definitive merger agreement by May 12, 2010, Sybase agreed not to solicit, negotiate or accept alternative proposals for the acquisition of Sybase or certain other strategic transactions involving Sybase during the twelve-day period ending May 12, 2010. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements between Sybase and Parent, Purchaser and SAP AG – Exclusivity Agreement” above.

Also on April 30, 2010, Dr. Nathan had a teleconference call with Mr. Meenakshisundarm to further discuss in-memory and database technologies, potential synergies between Sybase and SAP AG in the technology area and to follow up on questions raised by Mr. Meenakshisundarm at the April 15, 2010 meeting.

On May 2, 2010, representatives of S&S distributed a revised draft merger agreement to Jones Day. In the revised draft merger agreement, Sybase requested, among other terms, a termination fee equal to 1.8% of Sybase’s equity value.

On May 3, 2010, Mr. Ross had a video conference call with Werner Brandt, SAP AG’s Chief Financial Officer, Christophe Huetten, SAP AG’s Head of Corporate Financial Reporting, Christiane Ohlgart, SAP AG’s Head of Corporate Financial Reporting Accounting Task Force, and Mr. Mackey to discuss SAP AG’s financial due diligence on Sybase.

On May 4, 2010, Messrs. Carl and Shenkman, and representatives of Jones Day, S&S, BofA Merrill Lynch and Deutsche Bank met at Jones Day’s offices in Palo Alto, California, to negotiate the terms and conditions of the draft merger agreement. These discussions included details of the structure of the transaction, the scope of representations and warranties and covenants contained in the draft merger agreement, Sybase’s ability to consider other acquisition proposals and terminate the merger agreement to pursue such other proposals, the respective termination rights of the parties, the amount and circumstances under which Sybase would be obligated to pay Parent a termination fee, and the extent to which SAP AG would be responsible for the obligations of Parent and Purchaser under the merger agreement. Following the meeting, Jones Day distributed a revised draft merger agreement to S&S

Also on May 4, 2010, Dr. Nathan and other members of Sybase’s management team held a telephonic meeting with Messrs. Mackey and Shenkman and other members of SAP AG’s management team to discuss additional information regarding Sybase’s products and technology.

On May 5, 2010, Dr. Nathan held a telephonic meeting with Mr. Mackey and other members of SAP AG’s management team to discuss a potential communication plan relating to the announcement of the proposed transaction.

On May 6, 2010, representatives of S&S distributed a revised draft merger agreement to Jones Day. Between May 7, 2010 and May 12, 2010, representatives of S&S and representatives of Jones Day negotiated the terms and conditions of the draft merger agreement and exchanged drafts of the merger agreement, and, in accordance with Sybase’s and SAP AG’s directives, BofA Merrill Lynch and Deutsche Bank negotiated the amount of the termination fee, which ranged from 2% to 3% of Sybase’s equity value.

On May 7, 2010, the Board held a telephonic meeting, at which Mr. Carl and representatives of S&S and BofA Merrill Lynch were in attendance. Mr. Chen briefed the Board on the status of the negotiations with SAP AG since the last meeting of the Board. Representatives of S&S reviewed the directors’ fiduciary duties, including their duties in the context of a change of control transaction, and provided an overview of the material terms of the proposed merger agreement as negotiated to that point with Jones Day and SAP AG, including provisions related to the tender offer structure, top-up option, regulatory approvals, timing and closing conditions, as well as the provisions relating to Sybase’s ability to respond to third party competing acquisition proposals. Representatives of S&S summarized the outstanding open issues in the draft merger agreement, the anticipated schedule for completing negotiations and the Board’s consideration of the proposed transaction. BofA Merrill Lynch further discussed with the Board certain financial aspects of the proposed transaction. The Board and representatives of BofA Merrill Lynch also noted the significant recent dislocation in the stock market, largely attributable to recent events in Greece, and the decline in the closing market price of the Shares from $45.54 on April 23, 2010, the date of SAP AG’s revised non-binding offer, to $39.54 on May 7, 2010.

Following the May 7, 2010 Board meeting, Mr. Mackey called Mr. Chen and indicated that it would be difficult for the SAP supervisory board to continue to support a $65.00 per Share price and that SAP was considering a purchase price reduction. Mr. Chen responded that the Board was not prepared to accept a price reduction.

Between May 7 and May 12, 2010, Mr. Chen continued to keep Mr. Wayman and other individual members of the Board updated with respect to the status of Sybase’s discussions with SAP AG.

On May 8, 2010, a representative of Deutsche Bank contacted a representative of BofA Merrill Lynch and indicated that, given the recent dislocation in the stock market, the SAP AG supervisory board would not likely support a transaction at the $65.00 per Share purchase price and that a purchase price reduction of $2.00 to $3.00 per Share would be beneficial to announcing a transaction. The BofA Merrill Lynch representative subsequently relayed this information to Sybase’s management.

On May 11, 2010, Mr. Chen had a video conference call with Jim Hageman Snabe, SAP AG’s other Co-Chief Executive Officer, and Messrs. Sikka and Brandt to discuss the proposed transaction and Sybase’s business and operations. Also on May 11, 2010, a representative of Deutsche Bank contacted a representative of BofA Merrill Lynch and indicated that SAP AG proposed to reduce the $65.00 per share price by $2.00 per share.

Also on May 11, 2010, the finance and investment committee of SAP AG’s supervisory board held a meeting by video conference to review the status of discussion with Sybase, at which Mr. Mackey was also present. Mr. Chen joined the meeting, during which the committee and Mr. Chen discussed the proposed transaction and Sybase’s business and operations.

After these video conferences, and before the Board meeting referred to below, Mr. Chen had telephone calls with Mr. Mackey to discuss the proposed purchase price and termination fee. During these discussions, Mr. Mackey confirmed that SAP AG remained prepared to proceed with the proposed transaction at a purchase price of $65.00 per Share, and Messrs. Chen and Mackey agreed that the termination fee would equal approximately 2.5% of Sybase’s equity value.

Also on May 11, 2010, the Board held a telephonic meeting, at which Mr. Carl and representatives of S&S and BofA Merrill Lynch were in attendance. Mr. Chen briefed the Board on the status of the negotiations with SAP AG since the last meeting of the Board, including describing the calls he had earlier with Messrs. Mackey and McDermott and other members of SAP AG’s management. Representatives of S&S reviewed the directors’ fiduciary duties, including their duties in the context of a change of control transaction, and presented a comprehensive summary of the material terms of the draft merger agreement as negotiated with Jones Day and SAP AG, including a discussion of the offer conditions, treatment of employee equity awards, termination rights, the amount of the termination fee and the circumstances in which it would be payable, Sybase’s rights in relation to its receipt of a competing acquisition proposal and the Board’s recommendation. Representatives of S&S also summarized the remaining outstanding open issues in the draft merger agreement. BofA Merrill Lynch updated the Board regarding certain financial aspects of the proposed transaction. The Board then discussed the proposed transaction and the terms, along with the potential positive and negative considerations of entering into the proposed transaction with SAP AG, both with Mr. Chen and representatives of S&S and BofA Merrill Lynch, and in executive session.

At 12:00 p.m. Pacific time on May 12, 2010, the Board held a telephonic meeting, at which representatives of S&S and BofA Merrill Lynch were in attendance, to consider and discuss the terms of the proposed transaction. Representatives of S&S reviewed and updated the Board on the material terms and conditions of the proposed transaction. Also at this meeting, BofA Merrill Lynch reviewed with the Board its financial analysis of the $65.00 per Share consideration and delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated May 12, 2010, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the $65.00 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Common Stock (other than SAP AG, Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. While the Sybase Board meeting was in progress, Mr. McDermott telephoned Mr. Chen to inform him that the SAP AG supervisory board had approved the merger agreement on the terms negotiated between SAP AG and Sybase. The Board then engaged in deliberations and, after considering these deliberations, the proposed terms of the draft merger agreement and the various discussions with Sybase’s management and its legal and financial advisors, and taking into consideration the factors described under “– Reasons for Recommendation,” the Board unanimously adopted resolutions declaring that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, Sybase and its stockholders. The Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and authorized Sybase to execute and deliver the Merger Agreement.

Later on May 12, 2010, the Merger Agreement was executed by Sybase, Parent and Purchaser, and, for purposes of guaranteeing the obligations of Parent and Purchaser under the Merger Agreement, SAP AG, and Sybase entered into an amendment to its preferred stock rights agreement. Following the closing of the U.S. financial markets on May 12, 2010, SAP AG and Sybase issued a joint press release announcing the signing of the Merger Agreement and the transactions contemplated thereby.

(c) Reasons for Recommendation

Reasons for the Recommendation of the Board

The Board, in evaluating the Offer, consulted with Sybase’s management and legal and financial advisors, and, in reaching its unanimous decision to (i) determine that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Sybase and the stockholders of Sybase, (ii) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommend that the stockholders of Sybase accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement, considered and evaluated a number of factors, including:

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Prospects of Sybase as an Independent Company. The Board’s knowledge and familiarity with Sybase’s business, financial condition and results of operations and Sybase’s future growth prospects if Sybase was to remain an independent public company. The Board discussed and deliberated at length concerning Sybase’s record financial performance in the first quarter of 2010 (including that its total revenue was up 10% year over year, database license revenue increased 25%, GAAP operating income was up 30%, non-GAAP operating income was up 28%, GAAP earnings per share were up 36%, non-GAAP earnings per share were up 24% and cash flow from operations was $99.3 million) and current prospects for continued growth, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve Sybase’s business plans. The Board considered that such plans required significant acquisitions and internal growth. The Board also considered the highly competitive, consolidating and rapidly evolving environment in which Sybase operates and is expected to operate in the future.

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Review of Strategic Alternatives. The Board’s belief, after consultation with Sybase’s management and legal and financial advisors and a thorough review of the other strategic opportunities reasonably available to Sybase, including continuing to operate on a stand-alone basis and the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent Sybase’s best reasonably available prospect for maximizing stockholder value.

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Full and Fair Value. The Board’s belief that the Offer Price of $65.00 per Share represents full and fair value for the Shares, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, and financial condition of Sybase, and the certainty of this value in cash in the Offer compared to the risks and uncertainty associated with the operation of Sybase’s business as an independent company.

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Premium to Current and Historical Trading Prices of Shares. The relationship of the Offer Price of $65.00 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represents an implied premium of approximately 56.4% to the $41.57 per Share closing price on May 11, 2010, (the last full trading day prior to the meeting of the Board to consider and approve the Merger Agreement), an implied premium of approximately 46.4% to the average per Share closing price for the one-month period ended on May 11, 2010 and an implied premium of approximately 34.9% to the highest per Share closing price during the 52-week period ended on May 11, 2010.

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Certainty of Value. The fact that the consideration to be received by Sybase’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of the value to be received by Sybase’s stockholders in the Offer and the Merger.

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Opinion of Financial Advisor. The opinion of BofA Merrill Lynch, dated May 12, 2010, to the Board as to the fairness, from a financial point of view and as of such date, of the $65.00 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Common Stock (other than SAP AG, Parent, Purchaser and their respective affiliates), as more fully described in the section entitled “– Opinion of Sybase’s Financial Advisor;”

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Likelihood of Completion. The Board’s belief of the reasonable likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger.

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No Financing Condition. The obligations of Parent and Purchaser under Merger Agreement, which are absolutely, irrevocably and unconditionally guaranteed by SAP AG and are not subject to any financing condition, the representations of Parent and Purchaser in the Merger Agreement that they will have all of the funds available as and when needed that are necessary to enable them to pay the aggregate Offer Price and the aggregate Merger Consideration, and the financial strength of SAP AG.

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Business Reputation of SAP AG. The business reputation and capabilities of SAP AG and its management and the substantial financial resources of SAP AG and, by extension, Parent and Purchaser, which the Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Board also considered the impact of the Offer and the Merger on Sybase’s employees, business partners and customers.

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Extension of Offer. The fact that, subject to limited exceptions, Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

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Terms of Merger Agreement; Ability to Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including the ability of Sybase to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $150,000,000, and the belief of the Board, after discussion with Sybase’s advisors, that the termination fee was reasonable and not designed to preclude higher offers.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, meaning that:

•

when taken together with Purchaser’s obligation to extend the Offer beyond the initial expiration date if the conditions to the completion of the Offer are not satisfied as of such date, and the ability of Sybase to consider and respond to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, each as described above, Sybase’s ability to consider and respond to any such proposal would be extended concurrent with any extension of the Offer until the conditions to the completion of the Offer are satisfied; and

•

the completion of the Offer will be followed by the Merger, in which stockholders who do not tender their Shares in the Offer and who do not properly exercise appraisal rights will receive the same cash price as the Offer Price.

•

Delaware Appraisal Rights. The availability of statutory appraisal rights to Sybase’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery. For a further discussion of statutory appraisal rights, see “Item 8. Additional Information – Delaware General Corporation Law – Appraisal Rights.”.

•

Merger Option. The Board considered that Purchaser had been granted the Top-Up Option, which permits Purchaser to purchase from Sybase, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the fully diluted Shares immediately after the issuance of the top-up Shares, and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law. For a further discussion of the Top-Up Option”, see “Item 8. Additional Information – Top-Up Option.”

The Board has also considered a variety of uncertainties and risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give Sybase’s public stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the meeting of the Board to consider and approve the Merger Agreement, Sybase’s public stockholders will cease to participate in Sybase’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Shares might have increased in the future to a price greater than $65.00 per Share.

•

Exclusivity Agreement. The fact that the Exclusivity Agreement, which SAP made a condition to its willingness to negotiate a possible acquisition of Sybase, limited the Board’s ability to assess the market for the Shares prior to entering into the Merger Agreement.

•	No-Shop Restrictions. The restrictions that the Merger Agreement imposes on soliciting competing acquisition proposals.

•

Termination Fee. The possibility that the termination fee of $150,000,000 payable by Sybase to Parent may deter third parties who might be interested in exploring an acquisition of Sybase and, if the Merger Agreement is terminated in circumstances where the fee is not immediately payable, may also impact Sybase’s ability to engage in another transaction for up to one year should the Offer not be completed. However, the Board was of the view, after discussion with Sybase’s legal and financial advisors, that the amount of the termination fee was reasonable and would not likely deter competing bids. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to Sybase’s stockholders.

•

Closing Conditions. The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of other closing conditions that are not within Sybase’s control, including that no material adverse effect on Sybase has occurred.

•

Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•

Business Disruption Resulting from Offer. The possible disruption to Sybase’s business and the possible effect on the ability of Sybase to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of Sybase’s management.

•

Potential Conflicts of Interest. The fact that Sybase’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Sybase’s other stockholders. For a further discussion of such conflicts of interest, see “Item 3. See Past Contacts, Transactions, Negotiations and Agreements.”

•

Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of Sybase’s business prior to completion of the Offer which could delay or prevent Sybase from undertaking business opportunities that may arise during that time.

•

No Meaningful Stockholder Vote on Merger by Stockholders other than Purchaser after Completion of the Offer. The fact that if the Offer is completed, Sybase’s remaining stockholders who are unaffiliated with Parent and Purchaser will not have a meaningful opportunity to vote, as following completion of the Offer Purchaser will control at least a majority of Sybase’s outstanding Shares, meaning that Purchaser will control the votes required to approve the Merger and may be able to consummate the Merger without a stockholder vote if Parent or Purchaser, with or without the Top-Up Option, owns more than 90% of Sybase’s outstanding Shares.

•

Parent Control of Board after Completion of Offer. The provisions of the Merger Agreement that provide, subject to certain conditions, Purchaser with the ability to obtain representation on the Board proportional to Purchaser’s ownership of Shares upon completion of the Offer.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to Sybase if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by Sybase of its expenses associated with the Offer and Merger.

Considerations of the Board

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Sybase, in consultation with Sybase’s management and legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of Sybase were aware of the interests of certain officers and directors of Sybase as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Recommendation of the Board

In light of the factors described above, the Board has unanimously (i) determined that the transaction contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Sybase and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that Sybase’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement.

(d) Opinion of Sybase’s Financial Advisor

Sybase has retained BofA Merrill Lynch to act as the Company’s financial advisor in connection with the Offer and the Merger. On May 12, 2010, at a meeting of the Board held to evaluate the Offer and the Merger, BofA Merrill Lynch delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated May 12, 2010, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the $65.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than SAP AG, Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the $65.00 per Share consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Offer or the Merger and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act in connection with the Offer and the Merger or any related matter.

In connection with its opinion, BofA Merrill Lynch has, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Merrill Lynch by the Company’s management, including certain financial forecasts relating to the Company prepared by or at the direction of and approved for BofA Merrill Lynch’s use by the Company’s management, referred to herein as the Company management forecasts;

•	discussed the past and current business, operations, financial condition and prospects of the Company with members of the Company’s senior management;

•	reviewed the trading history for Company common stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of the Company with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Offer and the Merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed the Merger Agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the Company’s management that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company management forecasts, BofA Merrill Lynch was advised by the Company, and assumed, that such Company management forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the future financial performance of the Company. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of the Company. BofA Merrill Lynch did not evaluate the solvency or fair value of the Company, SAP AG, Parent or Purchaser under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the Company’s direction, that the Offer and the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the Offer and the Merger in any respect material to BofA Merrill Lynch’s analyses or opinion.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Offer or the Merger (other than the $65.00 per Share consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Offer or the Merger. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the $65.00 per Share consideration to be received by holders of Company common stock (other than SAP AG, Parent, Purchaser and their respective affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the Offer or the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer or the Merger, or class of such persons, relative to the $65.00 per Share consideration. BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of the Company or any alternative transaction. No opinion or view was expressed as to the relative merits of the Offer or the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer or the Merger.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for the Company and the following 12 publicly traded companies in the software industry, which is the industry in which the Company operates:

Database / Business Intelligence Companies	Mobile Software Companies	Large Scale Software Companies
• Informatica Corporation	• Amdocs Limited	• Microsoft Corporation
• Progress Software Corporation	• VeriSign, Inc.	• Oracle Corporation
• MicroStrategy Incorporated	• CSG Systems International, Inc.	• Symantec Corporation
• Actuate Corporation		• CA, Inc.
• BMC Software, Inc.

BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on May 11, 2010, plus total debt, preferred stock and minority interest, less cash, cash equivalents and short-term and long-term investments, as a multiple of calendar year 2011 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. BofA Merrill Lynch also reviewed per share equity values, based on closing stock prices on May 11, 2010, of the selected publicly traded companies as multiples of calendar year 2011 estimated earnings per share excluding one-time charges, amortization of intangible property and stock-based compensation, commonly referred to as cash EPS, and the ratios of calendar year 2011 estimated cash EPS to estimated long-term growth rate, commonly referred to as the PEG ratio. BofA Merrill Lynch then applied a range of selected multiples of calendar year 2011 estimated EBITDA of 6.0x to 7.5x, cash EPS of 11.0x to 15.0x and PEG ratio of 0.8x to 1.1x derived from the selected companies to corresponding data of the Company. Estimated financial data for the Company and the selected publicly traded companies were based on publicly available research analysts’ estimates, including consensus estimates reported by First Call, an online aggregator of independent research analyst estimates managed by Thomson Financial, and public filings and other publicly available information. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the $65.00 per Share consideration:

Implied Per Share Equity Value Reference Ranges for the Company Based on:			Per Share Consideration
2011E EBITDA	2011E Cash EPS	2011E PEG
$36.75 – $45.00	$31.75 – $43.25	$30.50 – $42.00	$65.00

No company used in this analysis is identical to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the second half of fiscal year 2010 through the full fiscal year 2015 based on the Company management forecasts, which forecasts for fiscal years 2010 through 2012 were prepared by the Company management and for fiscal years 2013 and thereafter were prepared at the direction of and approved for BofA Merrill Lynch’s use by the Company management. BofA Merrill Lynch calculated terminal values for the Company by applying to the Company’s projected 2016 EBITDA a range of terminal multiples of 6.0x to 7.5x, which range was selected taking into consideration, among other things, EBITDA multiples referred to above for the selected companies under the “Selected Publicly Traded Companies Analysis.” The cash flows and terminal values were then discounted to present value as of June 30, 2010 using discount rates ranging from 9.5% to 12.0%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the $65.00 per Share consideration:

Implied Per Share Equity Value Reference Range for the Company	Per Share Consideration
$43.00 – $54.50	$65.00

Selected Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 32 selected transactions involving companies in the software industry, which is the industry in which the Company operates:

Acquiror	Target
• Oracle Corporation	• Phase Forward Incorporated
• SSI Investment Management Inc.	• Skillsoft Corporation
• Elliott Associates, L.P.	• Novell, Inc.
• JDA Software Group, Inc.	• i2 Technologies, Inc.
• Symphony Technology, LLC	• MSC.Software Corporation
• Adobe Incorporated	• Omniture, Inc.
• International Business Machines Corporation	• SPSS Inc.
• Software AG, Inc.	• IDS Scheer AG
• Intel Corporation	• Wind River Systems, Inc.
• Fidelity National Information Services, Inc.	• Metavante Technologies, Inc.
• Autonomy Corporation PLC	• Interwoven, Inc.
• Symantec Corporation	• Messagelabs Inc.
• Elliott Associates, L.P.	• Epicor Software Corporation
• McAfee, Inc.	• Secure Computing Corporation
• Microsoft Corporation	• Greenfield Online, Inc.
• ANSYS, Inc.	• Ansoft Corporation
• BMC Software, Inc.	• BladeLogic, Inc.
• Oracle Corporation	• BEA Systems, Inc.
• Microsoft Corporation	• Fast Search & Transfer ASA
• International Business Machines Corporation	• Cognos Incorporated
• SAP AG	• Business Objects S.A.
• Nokia Corporation	• Navteq Corporation
• Hewlett-Packard Company	• Opsware Inc.
• International Business Machines Corporation	• Telelogic AB
• ValueAct Capital Master Fund, L.P., and Silver Lake Partners II/III, L.P.	• Acxiom Corporation

Acquiror	Target
• Oracle Corporation	• Agile Software Corporation
• Hellman & Friedman LLC	• Kronos Incorporated
• Cisco Systems, Inc.	• WebEx Communications, Inc.
• Pitney Bowes Inc.	• MapInfo Corporation
• Oracle Corporation	• Hyperion Solutions Corporation
• Verint Inc.	• Witness Systems, Inc.
• Symantec Corporation	• Altiris, Inc.

BofA Merrill Lynch, among other things, reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s revenue for the next 12 months immediately following the period in which the relevant transaction was announced. BofA Merrill Lynch also reviewed per share equity values implied for the target company, based on the consideration payable in the selected transaction, as a multiple of the target company’s cash EPS for the next 12 months immediately following the period in which the relevant transaction was announced. BofA Merrill Lynch then applied a range of selected multiples of next 12 months estimated revenue of 2.5x to 4.0x and cash EPS of 19.0x to 26.0x derived from the selected transactions to the Company’s next 12 months (as of June 30, 2010) estimated revenue and cash EPS, respectively. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of the Company were based on publicly available research analysts’ estimates, public filings and other publicly available information. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the $65.00 per Share consideration:

Implied Per Share Equity Value Reference Ranges for the Company		Per Share Consideration
Next 12 Months Revenue	Next 12 Months Cash EPS
$39.50 – $61.00	$52.00 – $71.00	$65.00

BofA Merrill Lynch also reviewed publicly available data relating to selected transactions involving technology companies announced between January 1, 2005 and May 11, 2010. BofA Merrill Lynch reviewed the implied premiums paid in the selected transactions over the price of the target stock as reported at various dates (or for various periods) before the approximate date on which the public became aware of the possibility of such transactions. BofA Merrill Lynch then applied a range of selected premiums of 20.0% to 50.0% derived from the selected transactions to the Company’s closing stock price on May 11, 2010. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the $65.00 per Share consideration:

Implied Per Share Equity Value Reference Range for the Company	Per Share Consideration
$50.00 – $62.25	$65.00

No company, business or transaction used in this analysis is identical to the Company or the Offer and the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Offer and the Merger were compared.

  Other Factors. BofA Merrill Lynch also reviewed, for informational purposes, certain other factors, including:

•

the historical trading performance of Company common stock from May 11, 2009 to May 11, 2010, noting that the low and high closing prices of Company common stock during such period was approximately $29.60 to $48.20 per Share;

•

stock price targets for Company common stock in recently published, publicly available Wall Street research analyst reports, noting that the low and high stock price targets discounted to present value utilizing a selected discount rate of 10.5% ranged from approximately $40.75 to $50.75 per Share; and

•

the implied premium of the $65.00 per Share consideration over the Company’s closing stock price as reported at various dates or for various periods, noting, among other things, that such consideration implied a premium of approximately 56.4% to the Company’s closing stock price on May 11, 2010 (the last full trading day prior to the Board meeting to consider and approve the Merger-Agreement), approximately 46.4% to the Company’s average closing stock price during the one-month period ended May 11, 2010 and approximately 34.9% to the Company’s highest closing stock price during the 52-week period ended May 11, 2010.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and SAP AG. The estimates of the future performance of the Company in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the $65.00 per Share consideration and were provided to the Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of the Company.

The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and SAP AG, rather than by any financial advisor, and was approved by the Board. The decision to enter into the Agreement was solely that of the Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, SAP AG and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint bookrunner in connection with certain offerings of the Company and as dealer manager for a tender offer undertaken by the Company in respect of Company common stock and (ii) having provided or providing certain foreign exchange, equity derivatives and treasury products and services to the Company and certain of its affiliates. In addition, certain of BofA Merrill Lynch’s affiliates maintain significant commercial (including vendor and/or customer) relationships with the Company.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to SAP and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) acting as joint bookrunner and/or manager in connection with certain debt offerings of SAP AG, (ii) acting as a lender under certain credit facilities of SAP AG and certain of its affiliates and (iii) having provided or providing certain foreign exchange, equity derivatives and treasury products and services to SAP AG and certain of its affiliates.

For a description of the terms of BofA Merrill Lynch’s engagement as the Company’s financial advisor, see the discussion under “Item 5. Person/Assets Retained, Employed, Compensated or Used – BofA Merrill Lynch” below.

(e) Intent to Tender

To the knowledge of Sybase, after making reasonable inquiry, each of Sybase’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially by such persons for purchase pursuant to the Offer, other than Shares that are not transferrable.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

BofA Merrill Lynch. In connection with BofA Merrill Lynch’s services as the Company’s financial advisor with respect to the Offer and the Merger, the Company has agreed to pay BofA Merrill Lynch an aggregate fee currently estimated to be approximately $31.0 million, $2.0 million of which was payable in connection with the execution of the Merger Agreement and the balance of which is contingent upon the consummation of the Offer. The Company also has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and disbursements of BofA Merrill Lynch’s counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Neither Sybase nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Sybase on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Stock have been effected by Sybase or, to Sybase’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Daniel R. Carl	05/12/2010	Acquired shares of common stock upon vesting of stock appreciation right pursuant to a Rule 10b5-1 sales plan	7,881	$21.59
Daniel R. Carl	05/12/2010	Cancellation of shares upon exercise of stock appreciation right pursuant to a Rule 10b5-1 sales plan	3,031	$56.14
Daniel R. Carl	05/13/2010	Sale of shares acquired from exercise of stock appreciation right pursuant to a Rule 10b5-1 sales plan	4,850	$64.39
John S. Chen	04/08/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	100,000	$25.0625
John S. Chen	04/08/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	100,000	$46.2104
Sai Yuen B. (Billy) Ho	04/08/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	187	$21.26
Sai Yuen B. (Billy) Ho	04/08/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	170	$46.06
Sai Yuen B. (Billy) Ho	04/08/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	581	$25.81
Sai Yuen B. (Billy) Ho	04/08/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	527	$46.06
Sai Yuen B. (Billy) Ho	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	8,010	$28.39
Sai Yuen B. (Billy) Ho	05/12/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	7,367	$62.21
Sai Yuen B. (Billy) Ho	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	4,306	$28.37
Sai Yuen B. (Billy) Ho	05/12/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	3,856	$62.21
Keith Jensen	04/08/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	500	$28.39
Keith Jensen	04/08/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	479	$46.06
Keith Jensen	05/06/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	500	$21.25
Keith Jensen	05/06/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	500	$21.26
Keith Jensen	05/06/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	952	$42.37
Raj Nathan	05/12/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	5,000	$62.21
Alan B. Salisbury	04/08/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	1,000	$21.55
Alan B. Salisbury	04/08/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	1,000	$46.076

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Alan B. Salisbury	05/03/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	1,000	$21.55
Alan B. Salisbury	05/03/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	1,000	$43.4085
Alan B. Salisbury	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	2,000	$21.55
Alan B. Salisbury	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	22,000	$13.21
Alan B. Salisbury	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	26,000	$19.46
Alan B. Salisbury	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	26,000	$21.92
Alan B. Salisbury	05/12/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	76,000	$62.21
Nita C. White-Ivy	05/12/2010	Acquired shares of common stock upon vesting of stock appreciation right pursuant to a Rule 10b5-1 sales plan	11,695	$21.59
Nita C. White-Ivy	05/12/2010	Cancellation of shares upon exercise of stock appreciation right pursuant to a Rule 10b5-1 sales plan	4,498	$56.14
Nita C. White-Ivy	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	1,000	$25.81
Nita C. White-Ivy	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	2,491	$28.37
Nita C. White-Ivy	05/12/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	1,132	$28.39
Nita C. White-Ivy	05/12/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	4,623	$62.12
Nita C. White-Ivy	05/13/2010	Sale of shares acquired from exercise of stock appreciation right pursuant to a Rule 10b5-1 sales plan	7,197	$64.39

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, Sybase is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Sybase or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Sybase or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Sybase. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information

The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Rights Agreement

On July 31, 2002, the Board adopted the Rights Agreement to guard against partial tender offers and other coercive tactics to gain control of Sybase without offering a fair and adequate price to all of Sybase’s stockholders. Under the Rights Agreement, the rights will become exercisable if a person becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of the Common Stock or if a person commences a tender offer that could result in that person owning 15% or more of the Common Stock. On February 14, 2005, the Board amended the Rights Agreement to amend the definition of “beneficial owner” and the definition of “beneficially own” to provide that the acquisition of securities directly from the Company by initial purchasers with the intent to resell such securities to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended, to investors outside of the United States pursuant to Regulation S of the SEC or to other institutional investors shall not cause such initial purchasers to be deemed to be a “beneficial owner” of or to “beneficially own” such securities of the Company for purposes of the Rights Agreement. The February 14, 2005 amendment also clarifies that securities acquired from the Company by underwriters and selling group members pursuant to a customary underwriting agreement with the Company or customary agreements among underwriters and selling group members in a bona fide public offering shall not cause such persons to be deemed to be a “beneficial owner” of or to “beneficially own” such securities for purposes of the Rights Agreement.

Immediately prior to the execution of the Merger Agreement, Sybase and the Rights Agent entered into an amendment to the Rights Agreement, dated May 12, 2010, in order to, among other things, render the rights therein inapplicable to each of (i) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of any amendments thereto, (ii) the announcement, commencement and consummation of the Offer, (iii) the consummation of the Merger, (iv) the acceptance for payment and purchase or exchange of shares of the Company’s common stock pursuant to the Merger Agreement, including without limitation, in connection with the Offer, the Merger or the exercise of the Top-Up Option, (v) the announcement of the Merger Agreement or the Merger or (vi) the announcement or consummation of any other transactions contemplated by the Merger Agreement.

Copies of the Rights Agreement and the amendments to the Rights Agreement dated February 14, 2005 and May 12, 2010 have been filed as Exhibits (e)(6), (e)(7) and (e)(8), respectively, to this Statement and are incorporated herein by reference.

Delaware General Corporation Law

Sybase is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.

Business Combination Statute

Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

(ii)	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii)

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/ 3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser or Parent purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving Sybase is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger. Holders of Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration to be received in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, Sybase will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Regulatory

United States Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements. SAP AG will file a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC as soon as practicable after the date of this Statement. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on the date that is 15 calendar days after the filing of the Premerger Notification and Report Form, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a Request for Additional Information and Documentary Materials (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by SAP AG with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. After the expiration of the 10 calendar day waiting period, the waiting period may be extended only by court order or SAP AG’s and Sybase’s agreement not to close. In practice, complying with a Second Request can take a significant period of time. Although Sybase is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with a Second Request, failure by Sybase to substantially comply with an applicable Second Request will not extend the waiting period with respect to the Offer.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. The Antitrust Division or the FTC may take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of SAP AG or its subsidiaries, or of Sybase or its subsidiaries. Private parties who may be adversely affected by the Offer and individual states may also bring legal actions under the antitrust laws in certain circumstances. Although the parties believe that consummation of the Offer and the Merger would not violate any antitrust law, there can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer and the Merger.

European Union Antitrust Laws

Under Article 7(1) of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), a transaction meeting certain thresholds may not be completed before it is notified to the European Commission (the “EC”) and the EC (a) has not declared that the transaction does not to fall within the scope of the EC Merger Regulation, (b) has declared that the transaction is compatible with the common market, or (c) has been deemed to have declared that the transaction is compatible with the common market. The purchase of Shares pursuant to the Offer falls under the definition of a notifiable concentration pursuant to the EC Merger Regulation.

Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days, which may be extended by 10 working days if the parties offer remedial undertakings during the initial 20 working days of the Phase I period. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days.

The EC frequently scrutinizes under the EC Merger Regulation transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. The EC could prohibit the transaction by declaring that the concentration is incompatible with the common market or the EC could require, as a condition to clearance, a remedy such as the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of SAP AG or its subsidiaries, or of Sybase or its subsidiaries. Although the parties believe that consummation of the Offer is not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the EC or, if a challenge is made, what the result will be.

Other

It may be necessary to make additional filings relating to Purchaser’s acquisition of Shares pursuant to the Offer and the Merger with governmental entities in other foreign jurisdictions, however, no other filings are a condition to the Offer. Sybase is reviewing whether any such filings are required in connection with the Offer and the Merger and intends to make any such filings promptly to the extent required. Although the parties believe that consummation of the Offer and the Merger would not violate any antitrust law, there can be no assurance that governmental entities will not challenge the Offer and the Merger on competition or other grounds, or if such challenge is made, what the results thereof will be.

The Merger Agreement provides that in connection with the receipt of any necessary approvals or clearances of a governmental entity (including under the HSR Act), neither Parent nor Sybase (nor any of their respective subsidiaries or affiliates) is required to (and, without Parent’s prior consent, Sybase will not) sell, hold separate or otherwise dispose of or conduct their business in a specified manner, enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, Sybase or their respective subsidiaries or affiliates.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Sybase has granted to Purchaser an option (the “Top-Up Option”), exercisable in whole but not in part, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares acquired by Purchaser pursuant to the Offer, will constitute one Share more than 90% of the outstanding Shares (determined on a fully diluted basis); provided, that the Top-Up Option is not exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed Sybase’s then authorized and unissued Shares (including as authorized and unissued Shares any treasury Shares) and (ii) if immediately after exercise and the issuance of Shares pursuant to the Top-Up Option, Purchaser would not hold of record at least 90% of the outstanding Shares (assuming the issuance of the Shares in respect of the Top-Up Option). Purchaser may exercise the Top-Up Option at any time after Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn.

The aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option may be paid by Purchaser either entirely in cash or, at Purchaser’s election, by paying in cash an amount equal to not less than the aggregate par value of the Shares to be purchased upon exercise of the Top-Up Option and executing and delivering to Sybase an promissory note having a principal amount equal to the balance of the aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option less the amount paid in cash. Any such promissory note will be unsecured, full recourse, non-negotiable and non-transferable, bear simple interest at 2% per annum, will mature one year after the purchase of the Shares pursuant to the exercise of the Top-Up Option, and is prepayable in whole or in part without premium or penalty.

The Top-Up Option will terminate upon the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Delaware’s “short form” merger statute. Following the Offer, if, assuming the exercise of the Top-Up Option, Purchaser would not own at least 90% of the outstanding Shares, a Company stockholder vote is required to consummate the Merger. In such case, the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Purchaser’s ownership of at least a majority of the shares of the Company’s common stock (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

2009 Notes

The purchase of the Shares in the Offer by the Purchaser is expected to constitute a “Fundamental Change” as that term is defined in the Indenture (the “2009 Notes Indenture”) relating to Sybase’s 3.5% Convertible Senior Notes due 2029 (the “2009 Notes”). As a consequence, following the closing of the Offer, Sybase will be required to notify the holders of the 2009 Notes of the Fundamental Change, and offer to purchase the 2009 Notes from each holder at a price equal to their principal amount of the notes tendered plus accrued and unpaid interest on a date not more than 35 or less than 20 days after the notice of Fundamental Change (the “Fundamental Change Purchase Date”). In addition, since the Offer is for cash, the purchase of the Shares in the Offer by the Purchaser is expected to constitute a “Non-Stock Fundamental Change” as that term is defined in the 2009 Note Indenture. As a result, any holder converting their notes in connection with the Non-Stock Fundamental Change will be entitled to Additional Common Stock as specified in 4.1(i) of the 2009 Note Indenture (the “Additional Common Stock”). The number of shares of Additional Common Stock will depend on the date of the purchase of the Shares in the Offer. Any holders converting their 2009 Notes prior to the purchase of the Shares in the Offer by the Purchaser or on or after the Fundamental Change Purchase Date will not be entitled to any Additional Common Stock. Following the Merger, the 2009 Notes will remain outstanding but be convertible into cash at $65.00 per Share rather than into shares of Common Stock.

Short Form Merger

The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Sybase stockholder.

Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of Sybase’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Litigation

Between May 13, 2010 and May 25, 2010, three substantially similar putative shareholder class action suits were filed by individual stockholders in the Superior Court of California in Alameda County against Sybase and our directors. The cases are styled as Michael Casey v. Sybase, Inc., et al., Case No. RG10515026, The Vladimir Gusinksy Living Trust Dated 8/25/1993 v. Alberding, et al., Case No. RG10515575, and City of Pontiac General Employees’ Retirement System v. Sybase, Inc., et al,, Case No. RG10516213. The complaints generally allege that Sybase’s directors breached their fiduciary duties by failing to maximize stockholder value in negotiating and approving the Merger Agreement and that Sybase aided and abetted these alleged breaches of fiduciary duties. In the Vladimir Gusinksy action, where SAP AG is additionally named as a defendant, such complaint generally alleges that SAP AG also aided and abetted these alleged breaches of fiduciary duties by Sybase’s directors. The complaints seek class certification, certain forms of injunctive relief, including enjoining the Offer, and payment of plaintiff’s attorney’s costs and fees.

On May 17, 2010, a putative shareholder class action suit styled as Stephen Alberti v. Sybase, Inc., et al., Case No. CV-10-2109, was filed in the United States District Court for the Northern District of California against Sybase’s directors (with the exception of Richard Alberding), Sybase, SAP AG, Parent and Purchaser. The complaint generally alleged that the individual defendants breached their fiduciary duties by failing to maximize stockholder value in negotiating and approving the Merger Agreement and that Sybase, SAP AG, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duties. The complaint sought class certification, certain forms of injunctive relief, including enjoining the Offer, unspecified damages, and payment of plaintiff’s attorney’s costs and fees. Plaintiff voluntarily dismissed this complaint without prejudice on May 20, 2010.

Sybase and the other defendants have not yet responded to the complaints. We intend to defend the claims raised in these lawsuits.

Projected Financial Information

In connection with Parent’s due diligence review, Sybase provided to SAP AG, Parent and the Purchaser certain projected financial information for Sybase prepared by Sybase’s management for fiscal years 2010 through 2012 (the “2010-2012 Projections”). In connection with BofA Merrill Lynch’s opinion, Sybase provided the 2010-2012 Projections to BofA Merrill Lynch and BofA Merrill Lynch reviewed certain projected financial information for Sybase for fiscal years 2013 through 2016, which was prepared by or at the direction of and approved for BofA Merrill Lynch’s use by Sybase’s management (the “Out Year Projections,” and together with the 2010-2012 Projections, the “Projections”). The Out Year Projections were not provided to SAP AG, Parent or the Purchaser. The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Sybase’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Sybase’s business, all of which are difficult to predict and many of which are beyond Sybase’s control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such Projections, including, but not limited to, Sybase’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Sybase’s reports filed with the Securities and Exchange Commission. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, the Projections will be affected by Sybase’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Sybase’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Such Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The description of the Projections should not be regarded as an indication that Sybase, SAP AG, Parent, Purchaser, any of their respective advisors or anyone who received the Projections then considered, or now considers, such projections necessarily predictive of actual future events, and the Projections should not be relied upon as such. None of Sybase, SAP AG, Parent, Purchaser, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below. None of Sybase, SAP AG, Parent, Purchaser or any of their respective affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the Projections described below if they are or become inaccurate (even in the short term).

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of Sybase by Parent and Purchaser pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of Sybase to delay or cancel purchases of Sybase’s services pending the consummation of the Offer and the Merger or the clarification of SAP AG’s intentions with respect to the conduct of Sybase’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Sybase to achieve the results reflected in the Projections. Further, the Projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The description of the Projections herein should not be deemed an admission or representation by Sybase, SAP AG, Parent or Purchaser that they are viewed by Sybase, SAP AG, Parent or Purchaser as material information of Sybase, and in fact Sybase views the Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. The Projections assume improving economic conditions, historical growth rates on Sybase’s data management products and some acceleration of growth on Sybase’s mobility products. The acceleration of growth in revenue associated with mobility offerings is based on Sybase’s assessment of growth in the overall market and of the strength of Sybase’s product offerings. These assumptions do not factor in any significant acquisitions, and result in overall growth rates of 4.8% in 2010, 7.9% in 2011 and 8.5% in 2012, as illustrated below with respect to the 2010-2012 Projections, and 8.5% in 2013, 8% in 2014, 7% in 2015 and 6% in 2016, which were applied by or at the direction of and approved for BofA Merrill Lynch’s use by Sybase’s management with respect to the Out Year Projections. For the period of 2010 to 2012, we have assumed that our operating margin will improve annually by 100 basis points. For the period of 2013 to 2016, a consistent EBITDA margin of approximately 38% was assumed, which is slightly higher than Sybase’s current EBITDA margin. For both periods, these higher margins are projected to be realized through the leverage gained by higher revenue totals.

The 2010-2012 Projections are not being described in this Statement to influence your decision whether to tender your shares in the Offer or because we believe they are material, but are being described in this Statement because the 2010-2012 Projections were made available by Sybase to SAP AG, Parent and Purchaser. The information from the 2010-2012 Projections set forth below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Sybase contained elsewhere in this Statement, the Offer to Purchase and Sybase’s public filings with the Securities and Exchange Commission. In light of the foregoing factors and the uncertainties inherent in Sybase’s projections, stockholders are cautioned not to place undue, if any, reliance on the Projections described in this Statement.

Sybase Projected Financial Information

	Fiscal Year Ended December 31,
	2010	2011	2012
	(in thousands, except per share data)
Revenue	$1,227,010	$1,324,458	$1,437,266
Operating income	$373,829	$417,797	$467,201
Net income	$235,084	$264,239	$302,336
Cash earnings per share (diluted)	$2.63	$2.88	$3.21

Forward-Looking Statements

Statements made in this Statement include forward-looking statements of Sybase that are not historical facts. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Each of these forward-looking statements involves risks and uncertainties. Actual results or developments may differ materially from those, express or implied, in these forward-looking statements. Various factors may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with the Offer and the Merger. These risks and uncertainties associated with the Offer and the Merger include, among others, uncertainties as to how many of Sybase’s stockholders will tender their shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, and the risk that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability. Other factors that may cause Sybase’s actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this Statement are discussed in Sybase’s filings with the SEC, including the “Risk Factors” sections of Sybase’s periodic reports on Form 10-K and Form 10-Q filed with the Securities and Exchange Commission. Copies of Sybase’s filings with the Securities and Exchange Commission may be obtained at the “Investors” section of Sybase’s website at www.sybase.com or at www.sec.gov. All forward-looking statements in this Statement and the attachments hereto are qualified in their entirety by this cautionary statement.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated May 26, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint press release issued by Sybase, Inc. and SAP AG on May 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sybase, Inc. with the Securities and Exchange Commission on May 13, 2010).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex B to the Schedule).

(a)(2)	Letter, dated May 26, 2010 to Sybase’s stockholders.

(a)(5)(A)	Complaint captioned Michael Casey v. Sybase, Inc., et al., Case No. RG10-515026 filed on May 13, 2010 in the Superior Court of the State of California – County of Alameda.

(a)(5)(B)	Complaint captioned The Vladimir Gusinsky Living Trust Dated 8/25/1993 v. Sybase Incorporated, et al., Case No. RG10-515575 filed on May 17, 2010 in the Superior Court of the State of California – County of Alameda.

(a)(5)(C)	Complaint captioned City of Pontiac General Employees’ Retirement System v. Sybase, Inc., et al., Case No. RG10-516213 filed on May 21, 2010 in the Superior Court of the State of California – County of Alameda.

(e)(1)	Agreement and Plan of Merger among Sybase, Inc., SAP America, Inc. and Sheffield Acquisition Corp., dated May 12, 2010 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Sybase, Inc. with the Securities and Exchange Commission on May 13, 2010).

(e)(2)	Mutual Non-Disclosure Agreement, dated as of April 19, 2010, but effective as of April 2, 2010, between Sybase, Inc. and SAP AG. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated as of April 30, 2010, between Sybase, Inc. and SAP AG (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amended and Restated Certificate of Incorporation of Sybase, Inc. and Amended and Restated Certificate of Rights, Preferences & Privileges of Series A Participating Preferred Stock of Sybase, Inc. (incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

(e)(5)	Amended and Restated Bylaws of Sybase, Inc. as of May 6, 2009 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

Exhibit No.	Document

(e)(6)	Preferred Stock Rights Agreement dated as of July 31, 2002 between the Company and American Stock Transfer and Trust Co. (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed on August 5, 2002).

(e)(7)	Amendment No. 1 to Preferred Stock Rights Agreement between Sybase, Inc. and American Stock Transfer and Trust Company, as rights agent, dated February 14, 2005 (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 8-K filed on February 17, 2005).

(e)(8)	Amendment No. 2 to Preferred Stock Rights Agreement between Sybase, Inc. and American Stock Transfer and Trust Company, as rights agent, dated May 12, 2010 (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed on May 13, 2010).

(e)(9)	New Era of Networks, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 19, 2001).

(e)(10)	New Era of Networks, Inc. 1998 Nonstatutory Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 19, 2001).

(e)(11)	1988 Stock Option Plan and Forms of Incentive Stock Option Agreements and Nonstatutory Stock Option Agreements, as amended (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 1997).

(e)(12)	Form of Notice of Stock Option Grant and Agreement (incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

(e)(13)	Sybase, Inc. 401(k) Plan, as amended (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e)(14)	Amendment No. 2 to the Sybase, Inc. 401(k) Plan dated December 22, 2005 (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e)(15)	Sybase, Inc. 1992 Director Stock Option Plan, as amended (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(e)(16)	Sybase, Inc. 2001 Director Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 19, 2001).

(e)(17)	Executive Deferred Compensation Plan, as amended December 5, 2003 (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

(e)(18)	Amendment No. 1 to the Executive Deferred Compensation Plan, dated November 3, 2005 (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e)(19)	Sybase, Inc. 1996 Stock Plan, as amended (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 19, 2001).

(e)(20)	Form of Indemnification Agreement (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(e)(21)	Form of Amended and Restated Change of Control Agreement (standard version) (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on December 20, 2007).

(e)(22)	Form of Amended and Restated Change of Control Agreement (enhanced version) (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on December 20, 2007).

Exhibit No.	Document

(e)(23)	Amended and Restated 1991 Employee Stock Purchase Plan, as amended February 2, 2005 and Amended and Restated 1991 Foreign Subsidiary Employee Stock Purchase Plan, as amended February 2, 2005 (incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form S-8 filed on July 29, 2005).

(e)(24)	Second Amended and Restated Employment Agreement between the Company and John S. Chen dated as of December 18, 2007 (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on December 20, 2007).

(e)(25)	Amended and Restated Change of Control Agreement between the Company and John Chen dated December 18, 2007 (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on December 20, 2007).

(e)(26)	Amended and Restated Sybase, Inc. 1999 Nonstatutory Stock Plan (incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form S-8 filed on August 25, 2004).

(e)(27)	InphoMatch, Inc. 2000 Equity Incentive Plan, Mobile 365, Inc. 2004 Equity Incentive Plan and MobileWay, Inc. 2000 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed on August 9, 2007).

(e)(28)	Financial Fusion, Inc. 2000 Stock Option Plan (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2000).

(e)(29)	Financial Fusion, Inc. 2001 Stock Option Plan (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(e)(30)	iAnywhere Solutions, Inc. Stock Option Plan (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(e)(31)	Form of Notice of Grant and Restricted Stock Purchase Agreement (incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

(e)(32)	Letter dated February 10, 2010 to John S. Chen regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(e)(33)	Executive Tax Preparation, Financial Planning and Legal Services Program for Section 16 Officers, effective as of February 20, 2008 (Incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)

(e)(34)	Summary Plan Description for Sabbatical Leave Plan of Sybase, Inc., as Amended and Restated as of May 1, 2003 (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

(e)(35)	Amended and Restated Sybase, Inc. 2003 Stock Plan (incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).

(e)(36)	Letter dated February 9, 2010 to Jeffrey Ross regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(e)(37)	Letter dated February 9, 2010 to Marty Beard regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

Exhibit No.	Document

(e)(38)	Letter dated February 9, 2010 to Raj Nathan regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(e)(39)	Letter dated February 9, 2010 to Steve Capelli regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(e)(40)	Summary of Vesting Terms for 2010 Grants to Chen, Ross, Beard, Nathan and Capelli (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SYBASE, INC.

By:	/s/ Daniel R. Carl
Name:	Daniel R. Carl
Title:	Vice President, General Counsel and Secretary

Dated:	May 26, 2010

EXHIBIT INDEX

Exhibit No.		Document

(a	)(1)(A)	Offer to Purchase, dated May 26, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a	)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a	)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a	)(1)(G)	Joint press release issued by Sybase, Inc. and SAP AG on May 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sybase, Inc. with the Securities and Exchange Commission on May 13, 2010).

(a	)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex B to the Schedule).

(a	)(2)	Letter, dated May 26, 2010 to Sybase’s stockholders.

(a	)(5)(A)	Complaint captioned Michael Casey v. Sybase, Inc., et al., Case No. RG10-515026 filed on May 13, 2010 in the Superior Court of the State of California – County of Alameda.

(a	)(5)(B)	Complaint captioned The Vladimir Gusinsky Living Trust Dated 8/25/1993 v. Sybase Incorporated, et al., Case No. RG10-515575 filed on May 17, 2010 in the Superior Court of the State of California – County of Alameda.

(a	)(5)(C)	Complaint captioned City of Pontiac General Employees’ Retirement System v. Sybase, Inc., et al., Case No. RG10-516213 filed on May 21, 2010 in the Superior Court of the State of California – County of Alameda.

(e	)(1)	Agreement and Plan of Merger among Sybase, Inc., SAP America, Inc. and Sheffield Acquisition Corp., dated May 12, 2010 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Sybase, Inc. with the Securities and Exchange Commission on May 13, 2010).

(e	)(2)	Mutual Non-Disclosure Agreement, dated as of April 19, 2010, but effective as of April 2, 2010, between Sybase, Inc. and SAP AG. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e	)(3)	Exclusivity Agreement, dated as of April 30, 2010, between Sybase, Inc. and SAP AG (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e	)(4)	Amended and Restated Certificate of Incorporation of Sybase, Inc. and Amended and Restated Certificate of Rights, Preferences & Privileges of Series A Participating Preferred Stock of Sybase, Inc. (incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

(e	)(5)	Amended and Restated Bylaws of Sybase, Inc. as of May 6, 2009 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

Exhibit No.		Document

(e	)(6)	Preferred Stock Rights Agreement dated as of July 31, 2002 between the Company and American Stock Transfer and Trust Co. (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed on August 5, 2002).

(e	)(7)	Amendment No. 1 to Preferred Stock Rights Agreement between Sybase, Inc. and American Stock Transfer and Trust Company, as rights agent, dated February 14, 2005 (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 8-K filed on February 17, 2005).

(e	)(8)	Amendment No. 2 to Preferred Stock Rights Agreement between Sybase, Inc. and American Stock Transfer and Trust Company, as rights agent, dated May 12, 2010 (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed on May 13, 2010).

(e	)(9)	New Era of Networks, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 19, 2001).

(e	)(10)	New Era of Networks, Inc. 1998 Nonstatutory Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 19, 2001).

(e	)(11)	1988 Stock Option Plan and Forms of Incentive Stock Option Agreements and Nonstatutory Stock Option Agreements, as amended (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 1997).

(e	)(12)	Form of Notice of Stock Option Grant and Agreement (incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

(e	)(13)	Sybase, Inc. 401(k) Plan, as amended (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e	)(14)	Amendment No. 2 to the Sybase, Inc. 401(k) Plan dated December 22, 2005 (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e	)(15)	Sybase, Inc. 1992 Director Stock Option Plan, as amended (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(e	)(16)	Sybase, Inc. 2001 Director Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 19, 2001).

(e	)(17)	Executive Deferred Compensation Plan, as amended December 5, 2003 (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

(e	)(18)	Amendment No. 1 to the Executive Deferred Compensation Plan, dated November 3, 2005 (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e	)(19)	Sybase, Inc. 1996 Stock Plan, as amended (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 19, 2001).

(e	)(20)	Form of Indemnification Agreement (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(e	)(21)	Form of Amended and Restated Change of Control Agreement (standard version) (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on December 20, 2007).

(e	)(22)	Form of Amended and Restated Change of Control Agreement (enhanced version) (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on December 20, 2007).

Exhibit No.		Document

(e	)(23)	Amended and Restated 1991 Employee Stock Purchase Plan, as amended February 2, 2005 and Amended and Restated 1991 Foreign Subsidiary Employee Stock Purchase Plan, as amended February 2, 2005 (incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form S-8 filed on July 29, 2005).

(e	)(24)	Second Amended and Restated Employment Agreement between the Company and John S. Chen dated as of December 18, 2007 (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on December 20, 2007).

(e	)(25)	Amended and Restated Change of Control Agreement between the Company and John Chen dated December 18, 2007 (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on December 20, 2007).

(e	)(26)	Amended and Restated Sybase, Inc. 1999 Nonstatutory Stock Plan (incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form S-8 filed on August 25, 2004).

(e	)(27)	InphoMatch, Inc. 2000 Equity Incentive Plan, Mobile 365, Inc. 2004 Equity Incentive Plan and MobileWay, Inc. 2000 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed on August 9, 2007).

(e	)(28)	Financial Fusion, Inc. 2000 Stock Option Plan (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2000).

(e	)(29)	Financial Fusion, Inc. 2001 Stock Option Plan (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(e	)(30)	iAnywhere Solutions, Inc. Stock Option Plan (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(e	)(31)	Form of Notice of Grant and Restricted Stock Purchase Agreement (incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

(e	)(32)	Letter dated February 10, 2010 to John S. Chen regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(e	)(33)	Executive Tax Preparation, Financial Planning and Legal Services Program for Section 16 Officers, effective as of February 20, 2008 (Incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)

(e	)(34)	Summary Plan Description for Sabbatical Leave Plan of Sybase, Inc., as Amended and Restated as of May 1, 2003 (incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

(e	)(35)	Amended and Restated Sybase, Inc. 2003 Stock Plan (incorporated by reference to the Exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).

(e	)(36)	Letter dated February 9, 2010 to Jeffrey Ross regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(e	)(37)	Letter dated February 9, 2010 to Marty Beard regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

Exhibit No.		Document

(e	)(38)	Letter dated February 9, 2010 to Raj Nathan regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(e	)(39)	Letter dated February 9, 2010 to Steve Capelli regarding 2010 compensation (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(e	)(40)	Summary of Vesting Terms for 2010 Grants to Chen, Ross, Beard, Nathan and Capelli (incorporated by reference to the Exhibits filed with the Company’s Report on Form 8-K filed on February 12, 2010).

(g	)	Not applicable.

Annex A

[LETTERHEAD OF BOFA MERRILL LYNCH]

May 12, 2010

The Board of Directors

Sybase, Inc.

One Sybase Drive

Dublin, California 94568

Members of the Board of Directors:

We understand that Sybase, Inc. (“Sybase”) proposes to enter into an Agreement and Plan of Merger, dated as of May 12, 2010 (the “Agreement”), among Sybase, SAP America, Inc. (“SAP America”), Sheffield Acquisition Corp., a wholly owned subsidiary of SAP America (“Sub”) and, solely for purposes of certain guaranty obligations, SAP AG, the parent company of SAP America (“SAP” and, together with SAP America and Sub, the “SAP Entities”), pursuant to which, among other things, Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Sybase (“Sybase Common Stock”) at a price of $65.00 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Sub will be merged with and into Sybase (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Sybase Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Sybase Common Stock (other than the SAP Entities and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Sybase;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Sybase furnished to or discussed with us by the management of Sybase, including certain financial forecasts relating to Sybase prepared by or at the direction of and approved for our use by the management of Sybase (such forecasts, “Sybase Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of Sybase with members of senior management of Sybase;

(iv)	reviewed the trading history for Sybase Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(v)	compared certain financial and stock market information of Sybase with similar information of other companies we deemed relevant;

(vi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii)	reviewed the Agreement; and

(viii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Sybase that it is not

The Board of Directors

Sybase, Inc.

aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Sybase Forecasts, we have been advised by Sybase, and have assumed, that such Sybase Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Sybase as to the future financial performance of Sybase. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Sybase, nor have we made any physical inspection of the properties or assets of Sybase. We have not evaluated the solvency or fair value of Sybase or any of the SAP Entities under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Sybase, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Sybase or the Transaction in any respect material to our analyses or opinion.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Sybase Common Stock (other than the SAP Entities and their respective affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Sybase or any alternative transaction. No opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Sybase or in which Sybase might engage or as to the underlying business decision of Sybase to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to whether any stockholder should tender shares of Sybase Common Stock in the Tender Offer or how any stockholder should act in connection with the Transaction or any related matter.

We have acted as financial advisor to Sybase in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon execution of the Agreement and a significant portion of which is contingent upon consummation of the Tender Offer. In addition, Sybase has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Sybase, the SAP Entities and certain of their respective affiliates.

The Board of Directors

Sybase, Inc.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Sybase and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint bookrunner in connection with certain offerings of Sybase and as dealer manager for a tender offer undertaken by Sybase in respect of Sybase Common Stock and (ii) having provided or providing certain foreign exchange, equity derivatives and treasury products and services to Sybase and certain of its affiliates. In addition, certain of our affiliates maintain significant commercial (including vendor and/or customer) relationships with Sybase.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to SAP and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) acting as joint bookrunner and/or manager in connection with certain debt offerings of SAP, (ii) acting as a lender under certain credit facilities of SAP and certain of its affiliates and (iii) having provided or providing certain foreign exchange, equity derivatives and treasury products and services to SAP and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Sybase (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Sybase Common Stock (other than the SAP Entities and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Annex B

SYBASE, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY.

Sybase, Inc., a Delaware corporation (the “Company,” “Sybase” or “we”), is mailing this Information Statement on or about May 26, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented, the “Schedule 14D-9”) to holders of Sybase’s Common Stock, par value $0.001 per share (“Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the Common Stock, the “Shares”), issued pursuant to the Preferred Stock Rights Agreement, dated as of July 31, 2002, as amended by the amendments thereto dated as of February 14, 2005 and May 12, 2010 (as so amended, the “Rights Agreement”), by and between Sybase and American Stock Transfer and Trust Company as Rights Agent.

The Schedule 14D-9 relates to the tender offer by Sheffield Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”) to purchase all outstanding Shares at a purchase price of $65.00 per share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on May 26, 2010, and is subject to the conditions set forth in the Offer to Purchase dated May 26, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of May 12, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. SAP AG, an Aktiengesellschraft organized under the laws of Germany (“SAP AG”), and the parent company of Parent has agreed to absolutely, irrevocably and unconditionally guarantee the obligations of Parent and Purchaser under the Merger Agreement.

Sybase is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of May 25, 2010, there were (a) 87,500,955 Shares issued and outstanding and (b) (i) 200,000 shares of Sybase’s Preferred Stock, par value $0.01 per share reserved for issuance pursuant to the Rights Agreement, (ii) 5,616,814 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding stock options under Sybase’s stock option plans, (iii) 301,198 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding stock appreciation rights under Sybase’s stock option plans, (iv) 930,370 shares of Common Stock reserved for issuance pursuant to Sybase’s employee stock purchase plan and (v) 16,013,774 shares of Common Stock reserved for issuance pursuant to Sybase’s 3.5% convertible senior notes due 2029.

BACKGROUND INFORMATION

On May 12, 2010, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) in which any remaining Shares of Sybase not validly tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price (other than Shares that are held by Sybase, Parent or any of their wholly owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights), without interest and less any required withholding of taxes. Upon consummation of the proposed merger, Purchaser will merge with and into Sybase and will cease to exist, with Sybase continuing as the surviving corporation. SAP AG has agreed to absolutely, irrevocably and unconditionally guarantee the obligations of Parent and Purchaser under the Merger Agreement.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that promptly following the time Purchaser accepts for payment all Shares validly tendered in the Offer and not properly withdrawn (the “Acceptance Time”), and at all times thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Parent will be entitled to elect or designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Parent pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares then owned directly or indirectly by Parent bears to the total number of Shares then outstanding. The Merger Agreement further provides that, after the Acceptance Time, the Company will, upon request by Parent, take all actions as are necessary to enable the Designees to be so elected or appointed to the Board, including by promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending Sybase’s bylaws if necessary to increase the size of the Board) and/or promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and will cause the Designees to be so elected or appointed at such time. Additionally, the Merger Agreement provides that, after the Acceptance Time, the Company will also, upon Parent’s request, cause the directors elected or designated by Parent to the Board to serve on and constitute the same percentage as such individuals represent of the entire Board (but not less than a majority) (rounded up to the next whole number) of: (i) each committee of the Board; (ii) each board of directors (or similar body) of each of Sybase’s subsidiaries; and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the rules of The New York Stock Exchange. The Merger Agreement further provides that, at the request of Parent, the Company will take all actions necessary to effect any such appointment or election of the Designees, including mailing to the Company’s stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder.

Potential Designees

Parent has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its Designees, the name, age of the individual as of May 26, 2010, present principal occupation with Parent or SAP AG, and employment history during the past five years. Parent has informed the Company that each individual is a U.S. citizen (except as set forth below) and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o 3999 West Chester Pike, Newtown Square, Pennsylvania 19073.

None of the individuals listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Bill McDermott	48

Present occupation: Co-Chief Executive Officer, SAP AG (February 2010 – Present); Member of Executive Board, SAP AG (July 2008 – Present); Chairman of the Board of Directors, SAP America, Inc., (January 2009 – Present); Member of the Board of Directors, SAP America, Inc. (October 2002 – Present)

Positions in past five years: President and Chief Executive Officer, SAP America, Inc. (September 2002 – February 2010)

Vishal Sikka	42

Present occupation: Chief Technology Officer, SAP AG (April 2007 – Present); Member of Executive Board of SAP AG (February, 2010 – Present)

Positions in past five years: Chief Software Architect, SAP AG (2002 – April 2007)

Werner Brandt Citizen of Germany	56	Present occupation: Chief Financial Officer, SAP AG (February 2001-present); Member of the Executive Board of SAP AG (2001 – Present) Positions in past five years: see above

Michael Junge Citizen of Germany	49	Present Occupation: General Counsel of SAP AG. (1993 to present) Positions in past five years: See above.

James Mackey	39	Present occupation: Head of Corporate Finance, SAP Global Marketing, Inc. (January 2004 – present) Positions in past five years: See above.

None of the Designees is a director of, or holds any position with, the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Designees has any family relationship with any current director, executive officer, or key employee of the Company.

We expect that the Designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. We anticipate that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign, if any.

CURRENT BOARD OF DIRECTORS

The Board is presently composed of eight members. The terms of each director will expire upon the election and qualification of the directors to be nominated at the next annual meeting of the stockholders.

Director	Other Positions with the Company	Age	Director Since
John S. Chen	Chairperson of the Board, President and Chief Executive Officer	54	1997
Richard C. Alberding	—	79	1993
Cecilia Claudio	—	55	1999
Michael A. Daniels	—	64	2007
L. William Krause	—	67	1995
Alan B. Salisbury	—	73	1993
Jack E. Sum	—	67	2004
Robert P. Wayman	—	64	1995

The following are brief biographies of each current member of the Board.

John S. Chen. Mr. Chen has been Chairman, Chief Executive Officer, and President of Sybase, Inc. since November 1998. From February through November 1998, he served as co-Chief Executive Officer. Mr. Chen joined Sybase in August 1997 as Chief Operating Officer and served in that capacity until February 1998. From March 1995 to July 1997, Mr. Chen was President of the Open Enterprise Computing Division of Siemens Nixdorf, a computer and electronics company, and Chief Executive Officer and Chairman of Siemens Pyramid, a subsidiary of Siemens Nixdorf. He is also a current director of The Walt Disney Company, an entertainment and media company and Wells Fargo & Co., a national bank. Mr. Chen has extensive executive experience in the software and technology industry and experience serving as a director of large public companies.

Richard C. Alberding. Mr. Alberding served as an Executive Vice President of Hewlett-Packard Company, a computer and electronics company, before retiring from that company in 1991 when he was responsible for worldwide company sales, support and administration activities for measurement and computation products, as well as all corporate level marketing activities. Mr. Alberding joined HP in 1958 and served in various domestic and international management positions, including positions in research and development, manufacturing and marketing as well as responsibility for international regions. Mr. Alberding is also a director of PC-TEL, a wireless software company, and has served as a director of Stratex Networks, a communications company, retiring in 2006 when that company was sold. Mr. Alberding has extensive domestic and international executive experience in the technology industry and significant experience serving as a director of public companies, including software and technology companies.

Cecilia Claudio. Ms. Claudio has served as Vice President and General Manager of the Enterprise Solutions group of Hewlett-Packard, a computer and electronics company since July 2008. From February 2007 to July 2008, Ms. Claudio served as Senior Vice President and Chief Information Officer of SanDisk Corporation, a

flash memory data storage company. From October 2005 to January 2007, Ms. Claudio served as Chief Information Officer of Mercury Interactive Corporation, a business technology optimization software provider. From October 2004 to October 2005, Ms. Claudio served as Chief Information Officer and Vice President, Engineering for Align Technology, a technology-based orthodontic manufacturer. In May 2004, Ms. Claudio was named an Executive in Residence at Clearstone Venture Partners, a venture capital firm and continues to serve in an advisory capacity for Clearstone. From March 2003 to October 2004, Ms. Claudio served as the Executive Vice President and Chief Information Officer of Zurich Financial Services, the parent company of Farmers Group, Inc., a large automobile and home insurance company. From June 1998 to March 2003, Ms. Claudio served as Senior Vice President and Chief Information Officer of Farmers Group, Inc. Ms. Claudio has extensive executive experience in the software, technology and financial services industries, including experience serving as Chief Information Officer at several large public companies.

Michael A. Daniels. Mr. Daniels has been a Consulting Employee at Science Applications International Corporation (SAIC), a scientific, technical and professional services firm, since May 2004. From May 2005 to November 2006, he served as the chairman of the board of Mobile 365, Inc. and served as its Chief Executive Officer from December 2005 to August 2006. Sybase acquired Mobile 365, Inc. in November 2006 and renamed it Sybase 365, Inc. From December 1986 to May 2004, Mr. Daniels served in a number of senior executive positions at SAIC including Sector Vice President from February 1994 to May 2004. Mr. Daniels served as Chairman of the board of directors of Network Solutions, Inc., an Internet company, from March 1995 to June 2000 when Verisign purchased Network Solutions. From June 2007 to July 2009, Mr. Daniels served on the board of directors of Luna Innovations, a high technology manufacturer. Mr. Daniels has extensive executive experience in the technology industry and experience serving as a director of public companies, including software and technology companies.

L. William Krause. Mr. Krause has been President of LWK Ventures, a private investment firm since 1991. Mr. Krause served as Chairman of the Board of Caspian Networks, Inc., a high performance networking systems provider, from April 2002 to September 2006 and was CEO from April 2002 until June 2004. From September 2001 to February 2002, Mr. Krause was Chairman and CEO of Exodus Communications, Inc., which he guided through Chapter 11 bankruptcy to a sale of assets. He also served as President and Chief Executive Officer of 3Com Corporation, a global data networking company, from 1981 to 1990, and as its Chairman from 1987 to 1993 when he retired. Mr. Krause currently serves as a director of Brocade Communications Systems, Inc., a networking solutions and services company, Coherent, Inc., a laser and precision optics manufacturer, and Core-Mark Holding Company, Inc., a distributor of packaged consumer goods. Mr. Krause served as a director of Packeteer, Inc, from March 2001 to June 2008 and Trizetto Group, Inc. from July 2005 to August 2008. Mr. Krause has extensive executive experience in the technology industry and significant experience serving as a director of public companies, including software and technology companies.

Alan B. Salisbury. Mr. Salisbury has been an independent management consultant to the information technology industry since July 1999. He retired from the U. S. Army in 1987, where as a Major General he commanded the Information Systems Engineering Command, with responsibility for developing, acquiring and supporting all Army information systems hardware and software worldwide. From 1987 through 1991, he headed R&D for Contel Corporation, then the third largest independent telephone company, and from 1991-1993 he served as COO of the Microelectronics and Computer Technology Corp (MCC), an IT development consortium. From August 1998 through June 1999, he served as Chairman of the U.S. subsidiary of Learning Tree International, a provider of advanced technology and technical management training. From 1993 through June 1999, Mr. Salisbury served as Learning Tree International’s President, and he served as a director from June 1994 through June 2001. He also served as a director of Template Software, Inc., an enterprise application integration and tools development company, from January 1998 through December 1999. Mr. Salisbury has extensive executive experience in the technology industry and experience serving as a director of public companies, including software and technology companies.

Jack E. Sum. Mr. Sum joined PricewaterhouseCoopers (PwC), an accounting firm, in 1968 and served as a partner from 1980 until his retirement in July 2003. Beginning in 1995, Mr. Sum served as the firm’s San

Francisco Bay Area Audit Methods Partner and Risk Management Partner. During his career with PwC, Mr. Sum was responsible for audit, tax and consulting efforts for a variety of national and multinational companies ranging in size from $5 million to $10 billion in sales. Mr. Sum is a member of the California Institute of Certified Public Accountants. Mr. Sum has extensive experience in auditing and accounting for public and private companies, including software and technology companies.

Robert P. Wayman. In January 2007, Mr. Wayman retired from his position as Chief Financial Officer of Hewlett-Packard Company, a computer and electronics company, a position he held since 1984, and as HP’s Executive Vice President, Finance and Administration, a position he held since 1992. Mr. Wayman was named HP’s Chief Executive Officer on an interim basis in February 2005 and served in this capacity until March 2005. From February 2005 to March 2007, Mr. Wayman served as an HP director; he previously served as an HP director from December 1993 through May 2002. He is a director of Affymetrix, Inc., a developer of tools to analyze complex genetic information, and a director of Carefusion, Inc. a developer of medical devices and technology. Mr. Wayman is a member of the Advisory Board to Northwestern University Kellogg School of Management. Mr. Wayman has extensive executive experience in the technology industry and experience serving as a director of public companies, including software and technology companies.

NON-EMPLOYEE DIRECTOR COMPENSATION

During 2009, the Company paid fees to its non-employee directors according to the following table. The Company generally reviews non-employee director compensation annually. All retainers are paid in four quarterly installments, but are discontinued upon a director’s resignation if not already earned. The Company has stock ownership guidelines that require all senior executives and directors to hold a minimum investment position in the Company, which for directors is equal to three times the annual base cash retainer. The stock ownership guidelines are posted on our website under “Corporate Governance” at www.sybase.com/about_sybase/investorrelations. See “Compensation Discussion and Analysis – Stock Ownership Guidelines” on page B-28 for a discussion of the stock ownership guideline requirements applicable to Company officers.

Annual retainer	$32,600
Per Regular Board meeting attended in person, by video or phone	1,800
Per Special Board meeting exceeding one hour (attended in person, by video or telephone)	1,800
Per Regular or Special Committee meeting exceeding one hour (attended in person, by video or phone):
-Board Affairs Committee – Chairperson	1,900
-Board Affairs Committee – Committee member	1,600
-Audit Committee and Compensation Committee – Chairperson or Committee member	1,900
Additional annual retainer for Board Affairs Committee chairperson	8,000
Additional annual retainer for Compensation Committee chairperson	14,000
Additional annual retainer for Audit Committee chairperson	16,000
Additional annual retainer for lead independent director	20,000
Out-of-pocket travel expenses associated with meeting attendance	Actual reasonable

Under our Amended and Restated 2003 Stock Plan (the “2003 Plan”), on the last day of the first regularly scheduled Board meeting in a calendar year each non-employee director who has served for at least five months shall be granted an award having an imputed value (as defined in the 2003 Plan) determined by the board which shall not exceed $400,000. Under the 2003 Plan, any new non-employee director appointed after the adoption of the 2003 Plan shall receive an initial grant having an imputed value determined by the board which shall not exceed $800,000.

DIRECTOR COMPENSATION PAID IN 2009

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard C. Alberding	49,300	171,997	43,293	0	0	0	264,590
Cecilia Claudio	47,400	171,997	43,293	0	0	0	262,690
Michael A. Daniels	63,300	171,997	43,293	0	0	0	278,590
L. William Krause	63,000	171,997	43,293	0	0	0	278,290
Alan B. Salisbury	55,700	171,997	43,293	0	0	0	270,990
Jack E. Sum	63,400	171,997	43,293	0	0	0	278,690
Robert P. Wayman	73,800	171,997	43,293	0	0	0	289,090

1.	Mr. Chen, the Company’s only employee director, does not receive compensation, expense reimbursement, or stock option grants for serving as a director or for attending Board or committee meetings. Mr. Chen’s 2009 compensation information is set forth in the “Summary Compensation Table” on page B-31.
2.	The amounts in the column titled “Stock Awards” reflect the grant date fair value of restricted stock awards made in 2009 computed in accordance with FASB ASC Topic 718. The Company did not grant any stock awards to members of the Board of Directors prior to 2009. On February 2, 2009 the Company granted to each non-employee director a restricted stock award of 6,225 shares. This grant vested in full on the first anniversary of the grant date. All grants were made under the Company’s Amended and Restated 2003 Stock Plan.
3.	The amounts in the column titled “Option Awards” reflect the grant date fair value of option awards made in 2009 computed in accordance with FASB ASC Topic 718. Each non-employee director received an option grant for 4,232 options with four year monthly vesting on February 2, 2009. All grants were made under the Company’s Amended and Restated 2003 Stock Plan.
4.	As of December 31, 2009, the aggregate number of outstanding option awards (vested and unvested) for each of the non-employee directors was as follows:

Mr. Alberding	190,232
Ms. Claudio	73,316
Mr. Daniels	50,232
Mr. Krause	146,232
Mr. Salisbury	134,232
Mr. Sum	62,232
Mr. Wayman	160,232

CORPORATE GOVERNANCE

Sybase is committed to strong principles of corporate governance and business ethics. The Company is in compliance with all applicable corporate governance requirements of the NYSE, the SEC, and the Sarbanes-Oxley Act of 2002. A link to the Company’s Statement of Values and Business Ethics, which contains a summary of the Conflict of Interest policy is available on the home page of the Company’s website, Sybase.com, under “Code of Ethics.”

Corporate Governance Guidelines

The Board’s Corporate Governance Guidelines comply with NYSE listing standards. These policies are intended to guide the Company and the Board on a variety of corporate governance matters including director responsibilities, director independence, Board composition, director continuing education, Board committees, and management development and succession planning. Our Corporate Governance Guidelines are available on our website under “Corporate Governance” at www.sybase.com/about_sybase/investorrelations.

Board Independence

None of our non-employee directors have any direct or indirect material relationships with the Company, and each of them is “independent” within the meaning of the Company’s director independence standards set forth in our Corporate Governance Guidelines and the NYSE listing standards regarding director independence. As set forth in our Guidelines, a director’s relationship with the Company is considered “material” if, in the judgment of the Board as a whole, such relationship would interfere with a director’s independent judgment with respect to the Company.

Board of Directors and Board Committees

The Board of Directors held six (6) meetings during 2009, and each director attended 75% or more of the total of all Board and committee meetings held last year during his or her service as a director or committee member. Our directors are invited, but are not required, to attend our Annual Meeting of Stockholders. Last year, Mr. Chen attended the Annual Meeting.

The Board currently has three standing committees – Audit, Compensation, and Board Affairs – each of which operates under a written charter adopted by the Board. All of the committee charters are available on our website under “Corporate Governance” at www.sybase.com/about_sybase/investorrelations. The table below shows the number of Board committee meetings held during 2009, current committee membership, and each committee’s principal functions.

Board Committees	Principal Functions
Audit(1) Mr. Sum (Chair)(2) Mr. Krause(2) Mr. Wayman(2)

•     carries out mandates of Audit Committee Charter, including the following:

•     selection, engagement, and oversight of the Company’s independent auditors

•     pre-approval of all audit and non-audit related services to the Company and its subsidiaries

•     oversight of the Company’s internal controls, disclosure controls, internal audit function, and independent audit of Company’s financial statements

•     receipt and investigation of all complaints and concerns regarding the Company’s internal controls, and audit and accounting practices

•     10 meetings in 2009

Board Committees	Principal Functions
Compensation(3) Mr. Daniels (Chair) Mr. Alberding Ms. Claudio Mr. Salisbury

•     carries out mandates of the Compensation Committee Charter, including the following:

•     determination of CEO’s compensation for ratification by the full Board based on CEO’s performance against goals determined by the full Board

•     review and approval of compensation, including cash incentive compensation plans and equity-based plans for Section 16 officers

•     oversight and risk management of all Company compensation policies to assure their alignment with the long-term interests of the Company’s stockholders

•     determines and approves the compensation for the non-employee members of the Board of Directors

•     6 meetings in 2009

Board Affairs Mr. Krause (Chair) Mr. Wayman Mr. Salisbury

•     carries out the mandates of the Board Affairs Committee Charter, including the following:

•     management and oversight of the Company’s Corporate Governance Guidelines

•     consideration and recommendation of all director nominees

•     oversight of initial and on-going director education, Board composition, and Board and committee evaluations

•     5 meetings in 2009

(1)	No Audit Committee member serves on the audit committee of more than three public companies.
(2)	Our board of directors has determined that Mr. Wayman, Mr. Krause and Mr. Sum are audit committee financial experts as such term is defined under Item 407(d)(5) of Regulation S-K.
(3)	No member of the Compensation Committee is a current or former officer or employee of the Company or any of its subsidiaries, or has had any relationship with the Company, any of its subsidiaries or any other entity that is required to be disclosed in this Proxy Statement.

Board Leadership Structure, Lead Independent Director and Executive Sessions

Our Board is responsible for the selection of the Chairman of the Board and the Chief Executive Officer. Under our Corporate Governance Guidelines, the Board does not have a policy on whether or not the roles of Chief Executive Officer and Chairman should be separate and, if they are to be separate, whether the Chairman should be selected from the non-employee Directors or be an employee.

Our Corporate Governance Guidelines provide for the Board designation of a Lead Independent Director from time to time. The Lead Independent Director is responsible for calling all special meetings of the independent directors, chairing all meetings of the independent directors, and performing such other responsibilities as designated by a majority of the independent directors from time to time. Mr. Wayman is the current Lead Independent Director and has served in such capacity since May 1998.

Our Board has determined that Sybase’s current Board structure that combines the Chief Executive Officer and Chairman positions and provides for a Lead Independent Director is the most appropriate leadership structure for Sybase and its stockholders because it provides the Board with both (i) company specific experience and strategic focus and (ii) independent oversight of management.

As part of our regular Board meetings, our independent directors meet in executive sessions separate from Company management and directors who are also employees of the Company.

Risk Oversight

The Board administers its risk oversight duties directly and with the assistance of the Audit Committee. The CEO is responsible for leading our enterprise risk planning efforts, which include the identification, prioritization and mitigation of risks faced by the company and the integration of this effort as a part of our business practices. This process is facilitated by Internal Audit, and includes regular meetings with executive leadership team members to identify, prioritize and update monitoring of risks which may prevent the company from achieving its strategic objectives. Internal Audit regularly updates the Audit Committee on enterprise risk planning and discusses these efforts with the full Board and other Board committees as appropriate. In addition to our enterprise risk planning efforts, operational, strategic, financial, regulatory and other material risks that are identified by management are communicated and discussed with the Board or Board committees as appropriate.

Communicating with our Board

You may communicate in writing with any or all of Sybase’s directors via U.S. mail addressed to the Chairperson of the Board Affairs Committee c/o Sybase’s Corporate Secretary, One Sybase Drive, Dublin, California 94568. The Corporate Secretary will review and summarize all communications received for the purpose of expediting director review of matters communicated, and will forward correspondence directly to the directors as appropriate. This process has been approved by a majority of the independent directors.

Director Nominee Criteria and Process

The Board of Directors is responsible for approving candidates for Board membership, and has delegated the screening and recruitment process to the Board Affairs Committee. The Board Affairs Committee has adopted Policies and Procedures for Director Candidates intended to ensure the selection of qualified candidates who support the Company’s strategies, as well as its business and corporate governance principles. The Committee has not adopted minimum qualifications for director candidates. Rather, in evaluating potential director candidates, including those proposed by stockholders and others, the Committee takes into account a wide variety of factors including each candidate’s suitability, professional qualifications, character, judgment, independence, diversity and expertise in relation to the composition and performance of the Board as a whole. The effectiveness of the Board’s diverse mix of skills and experiences is considered as part of each Board self-evaluation. From time to time, the Board Affairs Committee has retained a search firm to assist it in identifying potential director candidates; however, the nature, scope and expense of each such engagement is determined on a case-by-case basis and there are no standing arrangements between the Board Affairs Committee and any particular firms for this purpose. Our Policies and Procedures for Director Candidates are available on our website under “Corporate Governance” at www.sybase.com/about_sybase/investorrelations.

Stockholder Nominations for Director

The Board Affairs Committee considers director nominees recommended by our stockholders. Stockholder recommendations must be submitted in writing to Sybase, Inc., Attn: Corporate Secretary, One Sybase Drive, Dublin, California 94568, and must include certain prescribed information, including the proposed candidate’s personal and business information, the class and number of Company securities the candidate owns, and a description of the proposed candidate’s relationships with the Company and the recommending stockholder. Recommendations must also be accompanied by personal references, including a supporting statement from the recommending stockholder regarding a proposed candidate’s character and judgment. Our Policies and Procedures for Director Candidates (available on our website under “Corporate Governance” at www.sybase.com/about_sybase/investorrelations) describes other relevant criteria, as well as the Board Affairs Committee’s process for evaluating and identifying director candidates selected and recommended to the full Board for nomination.

For any director nominees that a stockholder seek to propose at an Annual Meeting, the stockholder must give timely notice of the proposed stockholder nomination to our Corporate Secretary in accordance with our Bylaws.

STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

This table shows how Sybase shares were beneficially owned as of the May 25, 2010 by (i) entities holding more than 5% of our issued and outstanding Common Stock, (ii) by each current director, (iii) each Named Executive Officer named in the “Summary Compensation Table” on page B-31, and (iv) all current directors and executive officers as a group. On May 25, 2010, 87,500,955 shares of Common Stock were issued and outstanding.

Name of Beneficial Owner	Shares Beneficially Owned (#)	Approximate Percent of Class (%)
FMR LLC(1)	12,209,851	13.95
82 Devonshire Street
Boston, MA 02109

BlackRock, Inc.(2)	7,150,192	8.17
40 East 52nd Street
New York, NY 10022

John S. Chen(3)(4)(5)	1,581,890	1.78

Marty Beard(3)(4)(5)	118,812	*

Steve Capelli(3)(4)(5)	254,385	*

Raj Nathan(3)(4)(5)	81,118	*

Jeffrey Ross(3)(4)(5)	73,579	*

Richard C. Alberding(3)(4)	74,759	*

Cecilia Claudio(3)(4)	62,108	*

Michael A. Daniels(3)(4)	43,457	*

L. William Krause(3)(4)	121,249	*

Alan B. Salisbury(3)(4)	48,249	*

Jack E. Sum(3)(4)	56,024	*

Robert P. Wayman(3)(4)	155,249	*

All current executive officers and directors as a group (17 people)(4)(5)(6)	2,898,974	3.24

*	less than 1%
(1)	Based on Schedule 13G filed with the SEC on February 16, 2010, Fidelity Management & Research Company through its wholly-owned subsidiary, FMR LLC, claims beneficial ownership and sole dispositive power of 12,209,851 shares of the Company’s Common Stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of the Fidelity Disciplined Equity Fund amounted to 5,210,000 shares and the ownership of the Fidelity Growth Company Fund amounted to 4,656,300 shares. FMR LLC has sole voting power with respect to 7,770 shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of 12,202,891 shares owned by FMR LLC. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees.

(2)	Based on and amended Schedule 13G filed with the SEC on January 29, 2010, BlackRock Inc., a parent holding company claims beneficial ownership, sole voting power and sole dispositive power as to 7,150,192 shares. On December 1, 2009 BlackRock, Inc. completed its acquisition of Barclays Global Investors, NA and certain affiliates and filed its amended Schedule 13G to include Barclays Global Investors entities as subsidiaries for purposes of Schedule 13G filings.
(3)	Number of shares includes (i) shares subject to stock options or stock option appreciation rights that are exercisable within 60 days of May 25, 2010 (see footnote 4 below), and (ii) restricted stock subject to the Company’s repurchase right (see footnote 4 below). Unless otherwise noted, each named stockholder has sole voting and investment power with respect to all beneficially owned securities, subject to applicable community property laws and to the information contained in the footnotes to the table. Unless otherwise indicated, the address for each named stockholder is c/o Sybase, Inc., One Sybase Drive, Dublin, California 94568.
(4)	Includes the following shares subject to stock options and stock option appreciation rights (SARs) that are exercisable within 60 days of May 25, 2010 and unvested restricted stock purchase rights:

	Sybase Stock Options and SARs Exercisable	Service-Based Restricted Stock	Performance-Based Restricted Stock
	w/in 60 days (#)	(# of exercised shares)	(# of exercised shares)
Mr. Chen	1,145,405	95,682	287,048
Mr. Beard	43,848	18,612	55,947
Mr. Capelli	115,563	26,665	79,964
Mr. Nathan	4,653	14,379	43,136
Mr. Ross	25,520	9,309	33,017
Mr. Alberding	65,782	4,242	0
Ms. Claudio	56,866	4,242	0
Mr. Daniels	32,990	4,242	0
Mr. Krause	107,782	4,242	0
Mr. Salisbury	39,782	4,242	0
Mr. Sum	45,782	4,242	0
Mr. Wayman	143,782	4,242	0
All current executive officers and directors	1,866,937	230,116	610,326

Performance-based restricted stock listed in the table above includes the following: (i) grants made in February 2008 where vesting is subject to the Company’s achievement of certain revenue, cash flow and return on invested capital thresholds, (ii) grants made in February 2009 where vesting is subject to the Company’s achievement of certain revenue, cash flow and return on invested capital thresholds, and (iii) grants made in February 2010 where vesting is subject to the Company’s achievement of certain revenue, cash flow and return on invested capital thresholds. Performance-based restricted stock shares will vest, and the Company’s repurchase right will lapse, three years from the grant date, in full or partially, based upon the achievement of performance at or above the thresholds set forth in each grant. If vesting thresholds are not met or the holder’s employment with the Company ceases, the unvested shares will be forfeited back to the Company. Performance-based restricted stock share amounts are calculated assuming vesting at the 100% target level.

Service-based restricted stock included in the table above includes unvested restricted stock purchase rights issued in February 2008, February 2009 and February 2010 with $0.00 per share purchase prices and remain subject to the Company’s repurchase right if an employee terminates within three years of the grant date.

(5)	The following table shows beneficial ownership of common stock of iAnywhere Solutions, Inc. (“iAS”), a majority-owned Sybase subsidiary, as of May 25, 2010, by the Company’s executive officers. None of the Company’s non-employee directors were issued or hold iAS stock options or common stock. All of the securities reflected in the table are stock options to purchase common stock that are vested and exercisable within 60 days of May 25, 2010. iAS only has preferred stock outstanding, there are no shares of iAS common stock issued and outstanding.

	iAS Common Stock Beneficially Owned (#)	Approximate Percent of Class (%)
Mr. Chen	1,070,000	*
Mr. Beard	20,000	*
Mr. Capelli	0	*
Dr. Nathan	25,000	*
Mr. Ross	0	*
All current Sybase executive officers and directors as a group (17) people	3,110,000	*

*	Not meaningful since no shares of iAS common stock are currently issued and outstanding.

EXECUTIVE OFFICERS

Executive Officer Biographical Information

The following table sets forth information about our current executive officers. Information for John S. Chen is provided in the director table above.

Marty Beard President, Sybase 365 Age 47	Mr. Beard has served in his present capacity since November 2006. From February 2003 to November 2006 Mr. Beard was Senior Vice President, Corporate Development and Marketing. From August 2000 through January 2003, Mr. Beard was Vice President, Corporate Development. Before joining Sybase, Mr. Beard was Vice President of Oracle Online, a division of Oracle Corporation, a database software company, from June 1999 through July 2000. Prior to that he served as Senior Director, Mid-Market Business Solutions for Oracle beginning in July 1997. From June 1993 through June 1997, Mr. Beard was Staff Director, Corporate Strategy and Development for Pacific Telesis Group, a telecommunications company.

Steven M. Capelli President, Worldwide Field Operations Age 52	Mr. Capelli has served in his present capacity since August 2006. From January 2005 to August 2006 he served as Senior Vice President and General Manager, North America Operations. From February 2004 to January 2005 he served as Senior Vice President and General Manager, Worldwide Partner Group. Immediately prior to that, he served as Senior Vice President and General Manager, Worldwide Field Organization beginning in January 2003. Before that, Mr. Capelli served as Senior Vice President and General Manager, North American Operations from March 1998 through July 2002. Before joining Sybase in December 1997, Mr. Capelli worked for Siemens-Pyramid, a subsidiary of Siemens Nixdorf, a computer and electronics company, from August 1992 to December 1997. During that time, he held several positions including Chief Financial Officer, Vice President of Inter Continental Sales and Director of Field Operations. From January 2005 to November 2005, Mr. Capelli served on the board of Apropos Technology, Inc., a publicly traded business communication software firm.

Daniel R. Carl Vice President, General Counsel and Secretary Age 57	Mr. Carl has served in his present capacity since April 1999. Immediately prior to that, he served as Director of European Legal Affairs beginning in January 1997. Mr. Carl has been a Vice President of Sybase since May 1996, and served as Associate General Counsel from 1992 to April 1999.

Billy Ho Senior Vice President Product and Technology Operations Age 53	Mr. Ho has served in his present capacity since January 2007. From April 2003 to December 2006 he served as Senior Vice President and General Sales Manager OEM Sales. Beginning in October 2001 Mr. Ho served as Senior Vice President and General Manager, e-Business Division. Prior to that he held the position of Senior Vice President of Product Development and Marketing, e-Business Division from July 2001 to October 2001. Before that he held the position of Vice President of Product Development, Enterprise Solutions Division from October 1998 to July 2001. Mr. Ho joined Sybase in 1997 as Director of Engineering.

Keith Jensen Vice President and Controller Age 51	Mr. Jensen has served in his present capacity since November 2007. From February 2006 to November 2007 he served as Senior Director of Finance. Before joining Sybase, from October 1999 to January 2006, Mr. Jensen was the chief financial officer for Dorado Network Systems, a provider of software solutions to financial service companies. Mr. Jensen previously held several positions with Coopers & Lybrand, including audit manager.

Raj Nathan Executive Vice President and Chief Marketing Officer Age 56	Dr. Nathan has served in his present capacity since January 2010. From January 2007 to January 2010 he served as Senior Vice President and Chief Marketing Officer. From February 2004 to December 2006 he served as Senior Vice President and General Manager, Infrastructure Platform Group. Immediately prior to that, he served as Senior Vice President and General Manager, Enterprise Solutions Division beginning in December 2000. Joining Sybase in November 1997, he served as Senior Vice President, Corporate Program Office and later as Senior Vice President and General Manager of the Internet Applications Division until December 2000. From May through November 1997, he served as President and Chief Executive Officer of Siemens Pyramid, a subsidiary of Siemens Nixdorf, a computer and electronics company, and held a number of executive positions with Siemens Pyramid prior to that.

Jeffrey G. Ross Senior Vice President and Chief Financial Officer Age 45	Mr. Ross has served in his present capacity since November 2007. From August 2004 to November 2007 he served as Corporate Controller. From July 2000 to August 2004 he served as Group Director of Tax and Accounting. Mr. Ross has held various other positions since joining Sybase in 1997. Before joining Sybase, Mr. Ross held several positions with Price Waterhouse, including senior manager in international tax.

Terry Stepien President iAnywhere Solutions, Inc. Age 51	Mr. Stepien has served in his present capacity since May 2000. Prior to that he had served as Senior Vice President and General Manager of Sybase’s Mobile and Embedded Computing Division (MEC) since March 1999. From September 1998 to March 1999, he was Vice President and General Manager of MEC. From September 1996 to September 1998, he served as Vice President, Marketing for Database Products. Mr. Stepien was Vice President, Marketing for Workplace Database Products from February 1995 to September 1996.

Nita C. White-Ivy Vice President Worldwide Human Resources Age 63	Ms. White-Ivy has served in her present capacity since March 1998. Prior to that, she was a human resources consultant to Sybase beginning in January 1998. Before joining Sybase, she was with Siemens Pyramid, a computer and electronics company, serving as Sr. Director Human Resources from 1992 to February 1994 and as Vice President of Worldwide Human Resources from February 1994 to October 1997.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of Executive Compensation Programs

The Company’s executive compensation programs support the Company’s primary objective of creating value for its stockholders. The programs are designed to:

•	Attract and retain the key senior management talent necessary to grow the enterprise.

•	Provide a compensation program competitive with publicly traded technology peer companies against which the Company competes for senior management talent.

•

Motivate the senior management team to achieve or exceed key objectives by making a significant portion of individual compensation directly dependent on the Company’s achievement of financial goals, and by providing significant rewards for exceeding those goals.

•

Offer the senior management team a total compensation package that is centered around compensation which is not guaranteed but is earned based on the Company’s performance in order to align management’s interests with those of stockholders.

In implementing this pay-for-performance philosophy, the Compensation Committee approves performance targets reflecting financial objectives that are established by the Board of Directors, or in some cases, approves financial or operational objectives established by management, and considers total shareholder return as measured by the Company’s stock price. The Committee reviews all elements of compensation both separately and in the aggregate. The Committee tallies up all components of the executives’ compensation to ensure that the amount of compensation is within appropriate competitive parameters and the program design encourages the creation of long-term stockholder value.

Sybase executives’ targeted total direct compensation consists of three primary components: base salary, annual cash incentives, and long-term incentives in the form of equity awards. The greatest emphasis among the three components is placed on long-term incentives in order to align compensation with long-term stockholder value. The actual allocation of the three components for the CEO and the average allocation of the three components for the other four Named Executive Officers listed on the “Summary Compensation Table” appearing on page B-31 are depicted in the pie charts below.

The shaded portions of the pie charts reflect compensation that is earned only upon the Company meeting certain financial objectives set forth in performance based restricted stock awards or in annual cash incentive award programs.

CEO	OTHER NAMED EXECUTIVE OFFICERS

In addition to targeted total direct compensation, certain perquisites are provided to the executives. Also, all of the executives are able to participate in broad-based employee benefit plans which are available to employees generally in the country where the executive resides.

An executive’s total 2009 compensation package was designed to provide value to the executive based on (i) the individual’s position and performance, and (ii) the Company’s annual financial performance against financial objectives approved by the Board of Directors. Under this design, incentive payments can exceed target levels only if the objectives approved by the Board of Directors are exceeded and will be below target levels if achievements fall below these objectives.

Role of the Compensation Committee and Management

The Committee determines the total compensation arrangements for the CEO and other members of executive management, including the Named Executive Officers. The compensation of the Company’s executive officers, other than the CEO, is approved by the Committee alone. The Committee’s compensation decisions for the CEO are ratified by the independent members of the Board of Directors. The Committee also provides guidance and oversight to management on the Company’s compensation policies for all employees. The Committee consists entirely of non-employee directors, each of whom qualifies as an independent director under the rules of The New York Stock Exchange, an “outside director” as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended, and a “non-employee” director as defined in Rule 16b-3 under the Securities and Exchange Act of 1934. The Committee operates under a Charter which the Committee reviews annually. The Charter is approved by the full Board and can be found on the Company’s website under Corporate Governance at http://www.sybase.com/about_sybase/investorrelations.

The CEO makes recommendations to the Committee with respect to compensation for other executives, including the structure and terms of these executives’ annual cash incentives and long-term incentives. Certain Finance and Human Resources executives assist the CEO in structuring his proposals regarding the design of the annual cash incentives and long-term incentives. The CEO participates in the Committee’s discussions regarding the other executives’ compensation, but the CEO does not participate in the portions of the meetings during which his own compensation is deliberated. Moreover, the Committee regularly meets in executive session without any of the Company’s management in attendance.

Independent Compensation Consultant

The Committee has the sole authority under the Compensation Committee Charter to retain and terminate outside consultants or advisors to assist the Committee. In accordance with this authority, the Committee engaged Towers Perrin to advise the Committee on matters related to CEO compensation and other executive compensation. Towers Perrin does not undertake any Executive Compensation work directly for management, although it may work with management on matters for the Committee where such work is requested by the Committee or its Chairman. In 2009, the Committee regularly met with Towers Perrin without management present to ensure impartiality in the making of compensation decisions. In 2005, the Committee selected Towers Perrin over other compensation consultants due to their strong industry background and familiarity with Sybase’s business model and company goals. Of the compensation consultants considered by the Committee, detailed information was evaluated highlighting each consultant’s: industry knowledge, existing client base, organization of firm and local office representation, interaction with the community, billing structure, project experience and interaction with management.

Comparative Framework

To ensure that the Company’s executive management team’s compensation is competitive in the marketplace, the Committee, with the assistance of Towers Perrin and management, identified two peer groups of public technology companies to use as benchmarks. The Committee concluded that the peer group against which the Company competes for management talent is to some extent different from the peer group against which the Company competes for customers and/or investors. Therefore, two separate peer groups have been established. The first peer group is used to benchmark and determine market competitive compensation (the “Compensation Peer Group”), while the second peer group is used to evaluate the Company’s performance relative to its peers (the “Performance Peer Group”).

In creating a peer group against which to benchmark the compensation of the Company’s executives (the “Compensation Peer Group”), the Committee decided that the group should not be bounded by geography or enterprise size but should include representation from a broad range of publicly traded technology companies against which the Company competes for management talent. When establishing 2009 compensation, the Committee removed Applix, Inc., BEA Systems, Inc., Openwave Systems, Inc. and added EMC Corp., SPSS, Inc. and Syniverse Holdings, Inc. which resulted in the following Compensation Peer Group:

Actuate Corp.	Informatica Corp.	Oracle Corp.	TIBCO Software, Inc.
Adobe Systems, Inc.	Infospace, Inc.	Parametric Technology Corp.	Wind River Systems, Inc.
BMC Software, Inc.	McAfee, Inc.	Progress Software Corp.
CA, Inc.	Micros Systems, Inc.	Quest Software, Inc.
Commvault Systems, Inc.	Microsoft Corp.	S1 Corp.
Compuware Corp.	Microstrategy, Inc.	SPSS, Inc.
EMC Corp.	Novell, Inc.	Syniverse Holdings, Inc.

The performance of the Company was also evaluated relative to a subset of the Compensation Peer Group, which the Committee determined were the companies against which the Company directly competes for customers and/or investors (the “Performance Peer Group”). When establishing 2009 compensation, the Committee removed BEA Systems, Inc., Openwave Systems, Inc. and added Syniverse Holdings, Inc. which resulted in the following Performance Peer Group:

BMC Software, Inc.	Infospace, Inc.	Quest Software, Inc.
CA, Inc.	Microsoft Corp.	S1 Corp.
Commvault Systems, Inc.	Novell, Inc.	Syniverse Holdings, Inc.
Compuware Corp.	Oracle Corp.	Tibco Software, Inc.
Informatica Corp.	Progress Software Corp.	Wind River Systems, Inc.

The Committee, with input from Towers Perrin and management, annually reviews the peer companies used for compensation benchmarking. As a result of this review, for 2009 the Committee determined that considering consolidation within the industry, the business segments in which Sybase operates and the relevance of peer companies to these business segments, the organizations it views as labor competitors, the scale of the peer companies, and entities considered to be competing for similar stock market investors as the Company, several peer companies were either added or deleted from the peer groups for compensation benchmarking as disclosed in our 2009 Proxy Statement such as the removal of BEA Systems, Inc. due to its acquisition by Oracle Corporation and the inclusion of Syniverse Holdings, Inc. as it competes with the Company.

For fiscal year 2009, the Committee compared the targeted total direct compensation and its three components (base salary, annual cash incentives and long-term incentives) of individual executives with their respective positions at companies in the Compensation Peer Group. The Committee also considered various measures of performance over a period of three years, including revenue growth, growth in earnings per share, operating income growth and total shareholder return among the members of the Performance Peer Group. The Committee took the relative performance of the Company in these various measures of performance into account when establishing the executives’ 2009 targeted total direct compensation and the annual cash incentive and long-term incentive components. The performance comparison was used to determine if the target pay of the executives is generally consistent with compensation paid to similar executives at competing companies which achieve comparable performance.

In addition to such peer group data, the Committee obtained and considered input from Towers Perrin on factors such as market trends and best practice recommendations. This information included current trends and best practices in compensation design, regulatory and legislative issues, and governance practices from the Sybase Human Resources department and the Committee’s outside consultant. These trends and best practices included such issues as the use of different long-term incentive programs, competitive trends in compensation levels, mix of compensation elements and risk management for executive compensation.

In addition, the Committee reviewed the provisions of potential government regulations and revised proxy voting service policies governing compensation to understand emerging executive compensation issues. The purpose of reviewing market trends and potential regulations is to ensure the Committee is abreast of industry practices impacting compensation.

The Committee does not place greater or lesser weight on any of these trends or practices, but considers the general direction of this information in relation to the effectiveness of the Company’s plans over time. In addition, the Committee considers the practices of the Company’s peer companies in addition to the trends and practices of the general marketplace for executive talent to be knowledgeable about the effectiveness of various reward vehicles.

Company Performance and Compensation

The Committee determined that the Company is near the top of the Performance Peer Group in terms of total shareholder return (“TSR”). The Committee believes that TSR is an important metric in assessing its performance relative to the Performance Peer Group companies. As of December 31, 2009, the Company maintained one year TSR in the highest quartile and three year and five year TSR that each ranked in the top decile (top 90% to 100%) of the Performance Peer Group. Other indicators of the Company’s performance are recognized in the Company’s annual cash incentive program, known as the Executive Long-Term Incentive Plan (“ELTIP”) and the performance-based restricted stock that was granted to the executives. The Committee’s overall objective is to align the interests of the executives with those of the stockholders. In measuring Company performance for the purpose of determining executive compensation, the Committee considers both external metrics such as TSR and the internal financial objectives set by the Board.

CEO Compensation Framework

The Company’s pay-for-performance program has an even greater emphasis in the compensation of the Company’s CEO, John Chen. For the CEO, 59% of his 2009 targeted total direct compensation would only be earned upon the Company meeting certain performance thresholds. An additional 29% of the CEO’s targeted total direct compensation was in the form of service based equity awards. Finally, 12% of the CEO’s targeted total direct compensation is represented by his base salary, which is paid in cash. See the “Summary Compensation Table” on page B-31 and the “Grants of Plan-Based Awards in 2009” on page B-33 for details on the compensation and awards made to the CEO and other Named Executive Officers in 2009.

The Committee decided to link a greater percentage of the CEO’s targeted total direct compensation to elements of compensation that are based on Company performance and to long term equity incentives than the compensation of the other Named Executive Officers since it believes that Mr. Chen has a greater ability to personally impact overall corporate performance and long term shareholder returns than any of the other Named Executive Officers, who are responsible for certain segments of the business, but not overall corporate performance. Mr. Chen also has responsibility for the strategic direction of Sybase, managing the performance and growth of the executive officers reporting to him, and ensuring Sybase’s performance achieves the expectations of the Board of Directors. The other executive officers who report to Mr. Chen and have responsibility for functional or business segments of Sybase and executing the strategies and plans defined by Mr. Chen. The differences in the scope of the roles and responsibilities between Mr. Chen and the other officers are reflected in the differences in the compensation levels and amount of compensation that is based upon performance.

In addition to his targeted total direct compensation, Mr. Chen receives certain perquisites as outlined on page B-27 under “Perquisites.”

Components of Executive Compensation

The Company’s executive compensation program has the following components:

(a) Base Salary. The executive compensation program is designed to provide executive salaries that are sufficiently competitive to attract and retain key executives. Base salary and annual increases are determined (i) through an analysis of each individual’s base salary and targeted total direct compensation relative to base salaries and targeted total direct compensation for similar positions within the Company and at companies within the Compensation Peer Group, and (ii) through a subjective analysis of each individual’s scope of responsibilities, individual performance, criticality to the Company, expected future contributions to the Company, and cost of replacing the executive.

Base salary is set annually and is approved by the Committee (and in the case of the CEO, ratified by the independent Directors) typically at or around the Committee’s first regularly scheduled meeting of the first calendar quarter, with the adjustment to base salary made retroactively effective to January 1. In light of the downturn in the worldwide economy and financial markets, in February 2009 the Committee determined that base salaries for 2009 would not be increased for the CEO and other Named Executive Officers. Other than the CEO, base salary comprised approximately 16% to 31% of the Named Executive Officers’ targeted total direct compensation in 2009. The CEO’s base salary comprised approximately 12% of his targeted total direct compensation in 2009. See the “Summary Compensation Table” on page B-31 for the base salary paid to the CEO and other Named Executive Officers in 2009.

For Mr. Chen, the Board of Directors establishes Measures of Performance (MOPs) to evaluate the performance of Mr. Chen. The MOPs are not individually weighted, but the performance of Mr. Chen relative to these goals is evaluated in aggregate and considered in the decision to determine compensation for the year. The goals for evaluation of his performance were related to key financial and non-financial elements of Sybase strategy. In addition, the CEO had goals that included revenue growth by product segment, business segment synergies, channel and strategic revenue growth, marketing impact, customer satisfaction and workplace leadership. As a component of his evaluation, the Board considered the Company’s strong performance in 2009.

Notwithstanding this exceptional level of performance in a difficult business climate, the Committee did not increase Mr. Chen’s current level of base salary and targeted annual cash incentive, although the Committee increased the value of his 2009 long-term incentive grant by approximately 36% compared to his 2008 grant to align his targeted total direct compensation with that paid to comparable performing CEOs. The Committee increased the emphasis on performance-based elements in Mr. Chen’s compensation program to reward Mr. Chen for increases in long-term shareholder value and to increase the “at risk” nature of his compensation.

For Mr. Capelli, the primary goals and objectives that were used to assess his performance and set his compensation included revenue growth across multiple segments (revenue from product sales, commercial consulting fees, license revenue, and maintenance revenue), operating margin and expense control, and goals relating to sales force and marketing development. As mentioned above, the Committee determined that there would be no base salary increases for the CEO and Named Executive Officers’ in 2009 and as a result his base salary remained at $440,748.

For Mr. Beard, the primary goals and objectives that were used to assess his performance related to his leadership and growth of the Sybase 365 business, including revenue and margin goals, revenue and market share growth, and other non-financial factors. As mentioned above, the Committee determined that there would be no base salary increases for the CEO and Named Executive Officers’ in 2009 and as a result his base salary remained at $388,560.

For Dr. Nathan, the primary goals and objectives that were used to assess his performance related to his leadership of the Marketing Group and included performance in the areas of Sybase revenue growth, license revenue, specific product revenues, successful product launches, readiness of new products for deployment, customer satisfaction, integration of new products and technology, employee development, and operating margin. As mentioned above, the Committee determined that there would be no base salary increases for the CEO and Named Executive Officers’ in 2009 and as a result his base salary remained at $402,031.

For Mr. Ross, the primary goals and objectives that were used to assess his performance are directly related to his leadership of the Finance and Administrative functions, in particular, his performance in the management and operation of the Treasury, Investor Relations, Accounting, Financial Planning, Internal Audit and Controls, Real Estate and Facilities, and Public Reporting functions. As mentioned above, the Committee determined that there would be no base salary increases for the CEO and Named Executive Officers’ in 2009 and as a result his base salary remained at $338,000.

(b) Annual Cash Incentives. The executive annual cash incentive programs are designed to align a significant portion of the executives’ compensation with the Company’s annual performance to assure that the executives focus on critical annual performance objectives and share the financial benefits of meeting and exceeding those objectives. The 2009 annual cash incentive targets comprised approximately 14% to 21% of the Named Executive Officers’ targeted total direct compensation. The annual cash incentive target comprised 16% of the CEO’s targeted total direct compensation.

The terms of the calendar year annual cash incentive program are approved by the Committee (and in the case of the CEO, ratified by the independent Directors) at or around the Committee’s first regularly scheduled meeting of the first calendar quarter of following calendar year. A payout is made after the Company’s financial results for the last quarter of the calendar year are approved by the Audit Committee and publicly announced and after the Committee certifies actual performance against the metrics. The Committee generally approves the payments at or about its first regularly scheduled meeting in the following calendar year. See the “Summary Compensation Table” on page B-31 for the annual cash incentives paid to the CEO and other Named Executive Officers in 2009.

The senior management team participates either in (i) the ELTIP or (ii) an individual variable compensation plan pursuant to which they earn variable sales compensation based on meeting or exceeding pre-determined revenue, margin and booking objectives, based on their respective position.

In determining target performance metrics for the annual cash incentives, the Committee considers whether: (i) the performance measures are quantifiable and capable of being reliably tracked by the Company; (ii) the executives believe they can impact the measure; (iii) there is a connection between making the plan’s performance target and the achievement of a core element of the Company’s business strategy; and (iv) there are a manageable number of performance measures. The Committee considered the 2009 target performance metrics as attainable but difficult. For example, in two of the six years preceding 2009 under the ELTIP, the Company did not meet the threshold requirement for the revenue performance target (although it did meet the threshold requirement for the profit before taxes performance target). Therefore no incentive cash payment was made relative to the portion of the annual cash incentive plan measuring revenue performance in those years. See “2009 Plan: John Chen and Jeffrey Ross” on page B-22 for a discussion of the ELTIP plan targets. Additionally, in 2009 a cash flow from operations metric was added to the ELTIP program.

Recognizing that achievement of the objectives was challenging, the plans adopted by the Committee provided for a reduced bonus if the Company came close to its objectives but fell somewhat short so as to provide sufficient incentive to the executives, while at the same time believing that no bonus should be paid if the results were significantly below the objectives. The Committee also wanted to encourage overachievement of the objectives by providing a significant award for such overachievement, but at the same time established a cap, believing that the possibility of compensation in excess of the cap was not necessary to motivate the executives to overachieve.

Target annual cash incentive bonus amounts vary among the executives and reflect (i) annual cash incentive compensation levels for similar positions at peer companies and (ii) a subjective analysis of each individual’s scope of responsibilities, performance, criticality to the Company, expected future contributions to the Company, and cost of replacing the executive.

As a result of the performance assessment described in the Base Salary section, the Committee set the ELTIP variable compensation targeted incentive for Mr. Chen, Mr. Ross and Dr. Nathan. In February 2009, the Committee determined (for reasons noted above under “Base Salary”) that 2009 Target Annual Incentive Amounts (“Target Incentive”) for the NEO’s would not change from 2008. Mr. Chen’s Target Incentive was 126% of base salary, Mr. Ross’ was 67% of base salary, and Dr. Nathan’s was 70% of base salary. The Target Incentive amount for the other Named Executive Officers who do not participate in the ELTIP, Mr. Capelli’s was 90% of his base salary and Mr. Beard’s was 70% of base salary.

2009 Plan: John Chen and Jeffrey Ross

For Mr. Chen and Mr. Ross, 40% of the total Target Incentive Amount was tied to the achievement of a prescribed Company revenue objective (“Revenue Component”), 40% of the total Target Incentive Amount was tied to the achievement of a prescribed Company profit before taxes objective expressed on a pro forma basis (which excludes amortization of certain expenses, including certain purchased intangibles, unearned stock-based compensation and restructuring costs) (“PBT Component”), and 20% of the Target Incentive Amount was tied to cash flow from operations objective (“Cash Flow Component”). For the following reasons, the Committee determined that these three metrics were the most suitable.

Metrics	%	Rationale
Revenue	40%	• simple and objectively measured • emphasizes top line revenue for entire business • key driver for total shareholder return

PBT	40%	• simple and objectively measured • emphasizes controlling costs and increasing profits • key driver for total shareholder return

Cash Flow	20%	• measures cash generated from running the business • driven by cash from sales and general working capital requirements • key driver for total shareholder return

The Revenue Component, PBT Component and Cash Flow Component objectives were established based on the Company’s 2009 financial plan as approved by the Board of Directors and did not reflect forecast revenues and profits.

The Board of Directors adopted a policy that it will generally not make any adjustments for acquisitions during the course of the performance period since such an adjustment would jeopardize the deductibility of such compensation under Section 162(m) of the Internal Revenue Code. (See “Tax Implications of Executive Compensation” on page B-29). However, the Committee is able to exercise negative discretion under the ELTIP by reducing, but not increasing, the amount of cash bonuses from that which would otherwise be earned as a result of actual performance against the pre-established objectives. The Committee at the end of the year considers whether it is appropriate to use negative discretion. The Committee did not exercise negative discretion in 2009. To encourage achievement above the targeted amounts for each component, the plan adjusts actual achievement by a multiplier when actual achievement exceeds 100% of the targeted amount for a component.

For 2009, due to the Company’s strong financial results, the Company achieved 123.7% of its PBT objective, 102.7% of its Revenue objective and 149.1% of its Cash Flow objective. Accordingly, Mr. Chen and Mr. Ross each received a cash bonus amount for the year equal to 188.2% of his Target Incentive Amount with the components of the payout summarized in the following table:

Component	Actual Achievement as % of Target	(a) Component Target Weight	(b) Payment %	(c) = (a)*(b) Payout Component Weight
Revenue	102.7%	40%	126.8%	50.7%
PBT	123.7%	40%	218.6%	87.5%
Cash Flow	149.1%	20%	250.0%	50.0%

Total				188.2%

2009 Plan: Dr. Raj Nathan

To reflect Dr. Nathan’s leadership responsibilities as Chief Marketing Officer, his annual cash incentive plan was designed to align his incentive pay with the results of Sybase Revenue, Total License Revenue, Specific Product License Revenue, and Mobility License and Messaging Revenue. As was applicable to Mr. Chen, and Mr. Ross, a portion (20%) of Dr. Nathan’s total Target Incentive Amount was tied to the achievement of the Sybase Revenue component. The remainder of Dr. Nathan’s total Target Incentive Amount was tied to achievement of the License Revenue Component (35%), Specific Product License Revenue (30%), and achievement of Mobility License and Messaging Revenue (15%). Under Dr. Nathan’s plan, negative discretion may be exercised to reduce, but not increase, the amount of Dr. Nathan’s cash bonus from that which would otherwise be earned as a result of actual performance against the pre-established objectives. Negative discretion was not exercised in 2009. To encourage achievement above the targeted amounts for each component, Dr. Nathan’s plan adjusts actual achievement by a multiplier when actual achievement exceeds 100% of the targeted amount for a component and certain components are paid proportionally when performance exceeds the threshold but is below the targeted amount.

Dr. Nathan received a cash bonus amount for the year equal to 77.2% of his total Target Incentive Amount which was based on achievement of the component targets as summarized in the following table:

Component	Actual Achievement as % of Target	(a) Component Target Weight	(b) Payment %	(c) = (a)*(b) Payout Component Weight
Sybase Revenue	102.7%	20%	126.8%	25.4%
License Revenue	94.3%	35%	71.7%	25.1%
Specific Product Revenue	89.1%	30%	89.1%	26.7%
Mobility License and Messaging Revenue	67.0%	15%	0.0%	0.0%

Total				77.2%

2009 Plan: Steve Capelli

Mr. Capelli does not participate in the ELTIP but has a variable compensation plan targeted to revenue and margin performance within his areas of responsibility as President of the Worldwide Field Operations and his compensation was based on worldwide results. Under Mr. Capelli’s plan, targets can be changed during the course of the year to reflect changes in the business such as the impact of an acquisition or organizational changes, but there is no provision for the Company at the end of the year to exercise negative discretion to reduce payments earned against targets within the plan. Mr. Capelli earned cash variable compensation for the year equal to 79.2% of his total target variable compensation which was based on achievement of component targets as summarized in the following table:

Component	Actual Achievement as % of Target	(a) Component Target Weight	(b) Payment %	(c) = (a)*(b) Payout Component Weight
Product Revenue	94.0%	35%	78.0%	27.3%
Total Services Revenue	98.0%	10%	92.0%	9.2%
Margin	102.6%	25%	102.6%	25.7%
Specified Product License Revenue	90.0%	10%	70.0%	7.0%
License Revenue Bookings Timeliness	50.0%	20%	50.0%	10.0%

Total				79.2%

2009 Plan: Marty Beard

Mr. Beard does not participate in the ELTIP but has a variable compensation plan targeted to revenue and gross margin performance within his areas of responsibility as President of Sybase 365 and his compensation was based on worldwide results. Under Mr. Beard’s plan, targets can be changed during the course of the year to reflect changes in the business such as the impact of an acquisition or organizational changes, but there is no provision for the Company at the end of the year to exercise negative discretion to reduce payments earned against targets within the plan. In 2009, 50% of Mr. Beard’s variable compensation plan was tied to achievement of Sybase 365 revenue achievement, 30% was tied to Sybase 365 gross margin achievement and 20% was tied to mCommerce revenue. Achievement of the Sybase 365 gross margin and mCommerce performance targets were below the threshold amounts, and therefore these components were not paid to Mr. Beard in 2009. Mr. Beard earned cash variable compensation for the year equal to 38.0% of his total target variable compensation which was based on achievement of the component target that exceeded the applicable threshold as summarized in the following table:

Component	Actual Achievement as % of Target	(a) Component Target Weight	(b) Payment %	(c) = (a)*(b) Payout Component Weight
Total Sybase 365 Revenue	93.0%	50%	76.0%	38.0%
Margin	78.0%	30%	0.0%	0.0%
mCommerce Revenue	69.0%	20%	0.0%	0.0%

Total				38.0%

Discretionary Cash Bonuses

The Committee has the right to approve discretionary cash bonus awards proposed by the CEO or a member of the Committee based on a subjective evaluation of an executive’s individual contributions to the Company’s success. Three of the Named Executive Officers, Mr. Beard, Mr. Capelli and Dr. Nathan were paid a discretionary bonus for 2009 equal to 20% of their 2009 target incentive bonus under his annual cash incentive bonus program. The discretionary bonuses were not based on predetermined measures of corporate performance or achievement of specified corporate objectives, but rather the CEO recommended the 2009 discretionary bonus payments to the Committee based on the Company’s record performance in 2009, each of the three Named Executive Officers individual contribution to Sybase’s results and in order to maintain internal pay equity with executive officers who participated in the ELTIP.

(c) Long-Term Incentives. The primary purposes of the 2009 long-term incentives are (i) to help drive maximum total shareholder return by directly aligning the interests of the executives and stockholders, (ii) motivating key executives to remain with the Company and (iii) in the case of performance based restricted stock, motivating the executives to meet or exceed specified one-year financial objectives that support enhancement of shareholder value. Equity grant types for the executives are determined by the Committee annually and are based on grants at companies in the Compensation Peer Group, market data, emerging trends, insight from Independent Compensation Consultant and the impact on stockholder dilution. In 2009, long-term incentives generally comprised 48% to 70% of the targeted total direct compensation of the Named Executive Officers other than the CEO. Long-term incentives comprised 72% of the CEO’s targeted total direct compensation. See the “Grants of Plan-Based Awards in 2009” on page B-33 for the awards made to the CEO and other Named Executive Officers in 2009.

Executive equity awards are approved and granted by the Committee annually at or around the first regularly scheduled Committee meeting of each calendar year. The independent Directors ratify the award for the CEO. Special additional equity awards may be granted or approved from time to time to executive officers in connection with promotions, assumption of additional responsibilities and other factors.

For a number of years, the Company has been using service-based restricted stock with cliff vesting to provide a significant long-term retention incentive. In 2005, the Committee began also including performance-based restricted stock to strengthen the relationship between executive pay and Company performance. Service-based restricted stock grants are shares of the Company’s common stock that are granted to the executive with a restriction that the shares will be forfeited if the executive does not remain with the Company through the entire 3 year vesting period. Performance-based restricted stock has the additional requirement that the shares will also be forfeited if certain financial objectives are not realized. The Committee currently expects to make performance-based equity grants annually with vesting and performance targets determined by the Committee at the time of grant.

In 2009, the Committee determined to award a portfolio of service-based restricted stock, stock options and performance-based restricted stock within the executive long term incentive program. The Committee considered: (i) a focus on retention, balanced with share performance and financial performance; (ii) efficient use of equity to provide lower long-term dilution through the use of restricted stock; and (iii) lower FASB ASC Topic 718 expense with the use of restricted stock. The Committee determined that the greatest emphasis should be placed on performance-based restricted stock to focus senior executives on meeting the prescribed goals. The CEO’s and other Named Executive Officers’ long-term incentive awards were composed of performance-based restricted stock (60%), service-based restricted stock (20%), and stock options (20%). The selection of these awards and mix reflected the Committee’s intention to align the CEO’s and other Named Executive Officers’ long-term incentive compensation with financial performance measures that support improvement in shareholder value and utilize shares efficiently through the use of full-value shares rather than stock options.

In determining the amount of equity awards granted to an individual executive, the Committee considers such factors as (i) award levels for similar positions as determined by the Committee’s review of the Compensation Peer Group, (ii) an individual’s prior and outstanding awards, (iii) the vesting of such awards, and (iv) executive performance as explained in the Base Salary section, including subjective analysis of each individual’s scope of responsibilities, individual performance, criticality to the Company, expected future contributions to the Company, and cost of replacing the executive. As a result, the Committee awarded the following Long-Term Incentive grants in 2009:

Executive	Stock Options	Performance- Restricted Stock	Service-Vested Restricted Stock

Mr. Chen	107,480	118,567	39,522
Mr. Beard	33,400	25,000	8,300
Mr. Capelli	50,100	37,500	12,500
Dr. Nathan	20,000	15,000	5,000
Mr. Ross	13,400	10,000	3,300

As with the annual cash incentive program, in determining long-term equity performance metrics, the Committee considers whether: (i) the performance measures are quantifiable and capable of being reliably tracked by the Company; (ii) the executives believe they can impact the measure; (iii) there is a connection between hitting the plan’s performance targets and the achievement of a core element of the Company’s business strategy; and (iv) there is a concise number of performance measures.

The Committee considered a variety of performance metrics for the 2009 performance-based awards and determined the most suitable measures were:

Metrics	Rationale
Revenue	• simple and objectively measured • emphasizes top line growth for the entire business • key driver for total shareholder return

Return on Invested Capital

•   measures both profitability and invested capital base (includes impact of cash and equity acquisitions)

•   encourages effective management of total earnings (excluding interest and taxes) as it relates to invested capital

•   key driver for total shareholder return

Cash Flow from Operations Growth	• measures cash generated from running the business • driven by cash from sales and general working capital requirements • key driver for total shareholder return

The metrics in the 2009 performance-based stock grants were seen as challenging since they represented one year goals that the Committee believed were attainable but difficult. The 2009 performance-based stock grants included the following performance metrics:

Component	Weight
Revenue	40%
Return on Invested Capital	20%
Cash Flow from Operations	40%

A smaller number of shares than the number granted can vest if 2009 performance was below the target, but no shares can vest unless a minimum threshold level of performance was met. The 2009 performance-based restricted stock incorporated a maximum cap of 200% of target to provide upside leverage to reward performance above target and encourage above target performance. The goals were set based on the Company’s confidential financial plan. The thresholds were set based on macroeconomic indicators and historical and forecasted performance of the Company and its peers.

In the first quarter of 2010, the Committee reviewed the 2009 achievement against the metrics and determined the number of performance-based restricted shares that were earned and therefore will vest in 2012 for executives who are employed by the Company on the date of vesting. The 2009 performance-based restricted stock grants do not provide for discretion on the part of the Committee to award a different number of shares than those earned pursuant to actual achievement against the performance metrics. At the end of 2009, the Company determined based on 2009 performance that 165.4% of the performance based restricted stock will vest in 2012, so long as the grantees are still employed by the Company at that time.

The service-based restricted stock will vest if the recipient remains employed through the third anniversary of the grant date of the stock. The stock options vest incrementally over a four year period with the initial vesting occurring six months after grant and monthly vesting thereafter.

Further information on the equity awards may be found in the “Summary Compensation Table” on page B-31 and the “Grants of Plan-Based Awards in 2009” on page B-33.

(d) Perquisites. For executive officers other than Mr. Chen, the Company provides executives a one-time allowance that may be used for financial counseling and/or legal fees personally incurred in connection with Company-related litigation up to a maximum of $10,000 (plus additional payments to cover imputed taxes), plus a continuing annual allowance for tax advisory services and/or legal fees personally incurred in connection with Company-related litigation of up to $10,000 (no additional payments for imputed taxes). Under Mr. Chen’s employment agreement, he is reimbursed for up to $20,000 annually (plus additional payments to cover imputed taxes) for medical, financial planning, legal and estate planning and tax planning and preparation services. These benefits are based on the actual charges for the services. With the exception of the CEO, there are no other executive perquisites provided to executive officers. The executive officers also participate in a number of benefits programs that are generally available to all full-time employees.

When Mr. Chen joined the Company in 1997, the Company entered into an Employment Agreement with Mr. Chen by which it agreed to provide Mr. Chen with certain benefits comparable to the benefits he received from his prior employer. At that time the Committee and the Board determined that it was necessary to offer such benefits in order to recruit Mr. Chen, who the Board had determined had the background and skills which the Company required. In 2002, as a further long-term retention benefit, the Committee decided to increase the amount of life insurance purchased by the Company for Mr. Chen’s benefit and increase the amount of financial planning services for which the Company would reimburse Mr. Chen. In 2003, the Committee felt that it was important for the long term retention of Mr. Chen that it also agree to provide, subject to certain conditions, for payment by the Company, upon Mr. Chen’s retirement, of premiums for coverage for Mr. Chen, his spouse and eligible dependents (plus an amount sufficient to cover federal and state income tax liability associated with such premium payments) under the Company’s U.S. Retiree Health Program. In 2009, Mr. Chen received perquisites as shown in footnote 6 of the “Summary Compensation Table” appearing on page B-31 and in the “Pension Benefits for 2009” appearing on page B-36.

(e) Non-Qualified Deferred Compensation. The Company maintains an unsecured non-qualified deferred compensation plan for a select group of management and highly-compensated employees. The accounts are subject to the claims of the Company’s general creditors. The performance of individual account balances are measured by investments chosen by each participant from the mutual fund investment choices in the Company’s 401(k) plan. There is no guaranteed minimum rate of return and the Company has not previously, and does not intend to, contribute to the non-qualified deferred compensation plan accounts above and beyond the compensation amounts deferred by participants.

Adjustment of Targets; Recoupment of Annual Cash Incentive Compensation / Long-Term Incentive Compensation

In February 2008 the Company’s Board of Directors adopted a policy specifying actions to take if a significant restatement of the Company’s financial statements occurs in the future due to misconduct by one or more of the Company’s employees (as determined by the Board). If such a restatement occurs, the Board will review any cash incentive compensation that was paid to such employees under incentive plans adopted after the date of this policy and calculated on the basis of having met or exceeded specific performance targets for performance periods which occurred during the restatement period. If the Board determines that the incentive compensation would have been lower had it been calculated based on such restated results, to the extent permitted by governing law and employment contracts entered into before the adoption of this policy, then with respect to the employees whose misconduct contributed to the restatement, the Board will seek to (i) recover the difference between the cash compensation paid and the cash compensation that would have been paid had the compensation been calculated based on the restated financials, (ii) cancel all outstanding vested and unvested equity grants made after the adoption of this policy, and (iii) recover proceeds from the sale of shares obtained pursuant to an equity grant made after the date of this policy if the sale occurred during the 12 month period following the issuance of financial statements that are later restated.

All employment contracts, incentive plans and equity grants entered into or created after adoption of this policy will comply with this policy. Employment contracts, incentive plans and equity grants in place before the adoption of this policy will not be amended.

Stock Ownership Guidelines

In 2003, the Company initiated stock ownership guidelines that require all senior executives to hold a minimum number of common shares. In 2006, the Committee amended the guidelines to require: (i) the CEO to accumulate a minimum investment position in the Company equal to at least three times his annual base salary; and (ii) Section 16 officers, other than the CEO, to accumulate a minimum investment position in the Company equal to at least one times the executive’s annual base salary. The stock ownership guidelines are posted on the Company’s website under Corporate Governance at http://www.sybase.com/about_sybase/investorrelations.

Stock-Based Compensation Grant Procedures

The Compensation Committee approves all stock grants to the executives, and the independent members of the Board of Directors ratify such grants to the CEO. The Board of Directors has appointed Board member John Chen, who also serves as the CEO, to serve as the Stock Committee of the Board of Directors. In such capacity, he has been granted authority to approve stock grants to employees other than the executives, not to exceed for any individual 100,000 option or SAR shares or 25,000 restricted stock shares (or a combination of option, SAR and restricted stock shares having the same value as 100,000 option or SAR shares, given a ratio of four option or SAR shares to one restricted stock share). Any grants in excess of such authority require the approval of the Compensation Committee.

The Company’s policy is that the exercise price for stock options and SARs when issued shall be no lower than the closing price of Sybase common stock on the date that the grant has been approved, or if the approval falls on a date when the New York Stock Exchange is not open, then on the next day that the New York Stock Exchange is open. It is the intention of the Company that annual grants to all executives other than the CEO be awarded at the year’s first regularly scheduled Compensation Committee meeting (and for the CEO, at the year’s first regularly scheduled Board meeting since his grant needs to be ratified by the independent members of the Board of Directors). Such meetings are held after the public release of earnings information for the preceding calendar quarter and full year. This allows the Compensation Committee to take into account financial performance in the preceding calendar year when setting the executives’ compensation for the new year. However, there could be occasions where the Compensation Committee asks that further work be undertaken after such regularly scheduled meeting before the grants are approved, in which case the grants are made by the Compensation Committee as soon thereafter as the requested work has been completed. The date of the grants is the date that the Compensation Committee grants its approval, except for grants to the CEO where the grant date is the date that the independent directors ratify the Committee’s recommendation. During the course of the year, grants may be approved by the Compensation Committee for newly hired executives and for existing executives who have either been promoted or are deemed deserving by the Compensation Committee of a special grant for retention purposes or otherwise.

Commencing in 2009, stock grants to existing employees other than the executive officers may be made on the first trading day in April and/or on the first trading day in August. In 2009 stock grants to existing employees other than the executive officers were made on the first trading day in April. These grants are approved by the Stock Committee. During the course of the year grants may be approved by the Stock Committee for issuance on the second Friday of each calendar month to newly hired employees or for existing employees who have been promoted or for other special reasons which the Stock Committee determines are appropriate.

The Company does not time or plan, nor has it timed or planned, the release of material information for the purpose of affecting the value of the stock grants awarded to the executives or its employees. The Company does not time or plan, nor has it timed or planned, the issuance of stock grants to its executives or employees in coordination with the release of material information.

Tax Implications of Executive Compensation

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations adopted thereunder by the Internal Revenue Service, publicly held companies may be precluded from deducting certain compensation paid to certain executive officers in excess of $1.0 million in a year. The regulations exclude from this limit performance-based compensation and stock options provided certain requirements, such as stockholder approval, are satisfied. The Executive Leadership Team Incentive Plan was approved by stockholders at the 2005 Annual Meeting for the purpose of qualifying such plan under Section 162(m) for performance-based cash bonuses.

In February 2010 the Company’s Board of Directors adopted an Amended and Restated Executive Leadership Team Incentive Plan and management is requesting that the stockholders approve this plan at the 2010 Annual Meeting.

The Committee considers the deductibility of compensation to its executives when reviewing and structuring compensation programs and attempts to maintain full deductibility to the extent consistent with the Company’s overall compensation goals. However, the Committee may make payments that are not fully deductible if it believes that such payments promote the best interests of the Company and its stockholders.

Compensation Committee Interlocks

No member of the Compensation Committee is a current or former officer or employee of the Company or any of its subsidiaries, or has had any relationship with the Company, any of its subsidiaries or any other entity that is required to be disclosed in this Proxy Statement. None of the Company’s executive officers serves, or has, in the past fiscal year, served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on the Company’s board of directors.

Summary

The Company believes that the mix of compensation afforded its executives provides (a) retention incentives to executives who are performing well, (b) a compensation package which is competitive when compared to peer companies and (c) appropriate rewards to executives to the extent they improve the Company’s overall performance and increase shareholder value.

Compensation Committee Report

The information contained in this report shall not be deemed to be “soliciting material” or “filed” with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for 2009. Based on the review and discussions, the Compensation Committee recommended to the Board, that the Compensation Discussion and Analysis be included in the Company’s Proxy Statement for its 2010 Annual Meeting of Stockholders.

The report is submitted by the Compensation Committee.

Michael A. Daniels (Chair)

Richard C. Alberding

Cecilia Claudio

Alan B. Salisbury

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

This table shows summary compensation information for the last three fiscal years for the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers during 2009 (other than the CEO and CFO). These individuals are referred to as “Named Executive Officers.”

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus ($)(2) (d)	Stock Awards ($)(3) (e)		Option Awards ($)(3) (f)	Non-Equity Incentive Plan Compensation ($)(1) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)		All Other Compen- sation ($) (i)		Total ($) (j)
John Chen,	2009	990,000	0	4,557,706		1,147,274	2,352,000	118,616		126,877		9,292,473
Chairman of the Board, CEO and President	2008	990,000	280,000	3,087,973		1,099,019	1,400,000	104,222		120,726		7,081,940
	2007	990,000	0	3,769,380	(4)	0	1,527,500	34,974	(5)	128,077	(6)	6,449,931

Jeffrey Ross,	2009	338,000	0	377,321		140,754	426,107	0		2,000		1,284,182
Senior Vice President and Chief Financial Officer(7)	2008	338,000	50,727	262,040		92,601	253,635	0		2,000		999,003
	2007	248,814	0	372,314	(8)	265,533	162,718	0		2,000	(9)	1,051,379

Marty Beard,	2009	388,560	54,398	944,721		350,834	103,357	0		2,000		1,843,870
President Sybase 365	2008	388,560	20,889	611,237		215,984	104,445	0		2,000		1,343,115
	2007	363,140	0	343,273	(10)	81,628	219,947	0		2,000	(9)	1,009,988

Steve Capelli,	2009	440,748	79,335	1,418,500		526,250	313,968	0		2,000		2,780,801
President, Worldwide Field Operations	2008	440,748	95,678	655,241		231,417	478,388	0		2,000		1,903,472
	2007	415,800	0	606,535	(11)	143,821	281,563	0		2,000	(9)	1,449,719

Raj Nathan,	2009	402,030	56,284	567,400		210,080	217,230	0		4,460		1,457,484
Chief Marketing Officer	2008	402,030	55,682	392,917		138,816	278,411	0		2,000		1,269,856
	2007	386,568	0	343,273	(12)	81,628	128,490	0		2,000	(13)	941,959

1.	Salary and Non-Equity Incentive Plan Compensation amounts includes amounts earned for the year indicated (including any variable sales compensation) and contributed to the Company’s 401(k) plan by the officers, or deferred pursuant to the Company’s Executive Deferred Compensation Plan, regardless of the year in which paid. Non-Equity Incentive Plan Compensation was paid out under the Executive Leadership Team Incentive Plan or under a variable sales compensation plan.
2.	Bonus amounts for 2009 represent a discretionary performance bonus paid to Mr. Beard, Capelli and Nathan. Bonus amounts for 2008 represent a discretionary performance bonus paid to each of the Named Executive Officers equal to 20% of the amount of bonus earned in 2008 under the annual cash incentive bonus program. A similar 20% discretionary bonus was paid to most of the Company’s employees in 2008. The discretionary bonuses were not based on predetermined measures of corporate performance or achievement of specified corporate objectives, but rather the CEO recommended the discretionary bonus payments to the Committee based on the Company’s record performance in 2008 and 2009.
3.	The amounts in columns (e) and (f) reflect the grant date fair value of restricted stock awards and option awards computed in accordance with FASB ASC Topic 718, of awards pursuant to the Sybase, Inc. 2003 Stock Plan. Assumptions used in the calculation of these amounts are included in Note 9, “Stockholders’ Equity” to the Company’s audited financial statements for the fiscal year ended December 31, 2009 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2010.
4.	Grants in 2009 include 39,522 shares of service vesting restricted stock and 118,567 shares of performance-based restricted stock that could vest up to 200% if maximum performance thresholds achieved. Grants in 2008 include 27,356 shares of service vesting restricted stock and 82,069 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved. Grants in 2007 include 58,500 shares of service vesting restricted stock and 87,600 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved.
5.	Amounts represent the accrued compensation expense during the applicable year for Mr. Chen’s post-retirement health care benefit. The post-retirement health care benefit will not vest if Mr. Chen is terminated for cause or voluntarily resigns before he reaches age 55. See “Pension Benefits for 2009” on page B-36 for additional information regarding this benefit and the assumptions used to value the benefit.

6.	Includes the following amounts paid to Mr. Chen pursuant to his employment agreement with the Company which amounts were designed to provide Mr. Chen with benefits comparable to those provided by his prior employer: (a) $18,000 car allowance in each of 2007, 2008 and 2009, (b) $2,000 401(k) matching payment in each of 2007, 2008 and 2009, (c) $4,003 in 2007, $6,485 in 2008 and $10,495 in 2009 for reimbursement of medical and dental expenses, (d) $32,719 in 2007, $25,756 in 2008 and $25,449 for reimbursement of financial and tax advisory services, (e) $63,982 in 2007, $61,111 in 2008 and $63,982 for supplemental life and long term disability insurance premiums, and (f) $7,373 in 2007 and 2008 and $6,950 in 2009 in equalization payment for 401(k) match differential from prior employer. See “Employment and Change of Control Agreements” on page B-39 for additional information. Except for the $2,000 401(k) match and automobile allowance, all amounts include amounts paid to cover applicable income taxes.
7.	Mr. Ross became the Company’s Senior Vice President and Chief Financial Officer on November 9, 2007. Previously Mr. Ross served as the Company’s Vice President and Corporate Controller.
8.	Grants in 2009 include 3,300 shares of service vesting restricted stock and 10,000 shares of performance-based restricted stock that could vest up to 200% if maximum performance thresholds achieved. Grants in 2008 include 2,310 shares of service vesting restricted stock and 6,920 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved. Grants in 2007 include 3,300 shares of service vesting restricted stock and 11,100 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved.
9.	Represents 401(k) matching contribution received by all eligible Company employees.
10.	Grants in 2009 include 8,300 shares of service vesting restricted stock and 25,000 shares of performance-based restricted stock that could vest up to 200% if maximum performance thresholds achieved. Grants in 2008 include 5,380 shares of service vesting restricted stock and 16,150 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved. Grants in 2007 include 4,700 shares of service vesting restricted stock and 8,600 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved.
11.	Grants in 2009 include 12,500 shares of service vesting restricted stock and 37,500 shares of performance-based restricted stock that could vest up to 200% if maximum performance thresholds achieved. Grants in 2008 include 5,770 shares of service vesting restricted stock and 17,310 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved. Grants in 2007 include 8,200 shares of service vesting restricted stock and 15,300 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved.
12.	Grants in 2009 include 5,000 shares of service vesting restricted stock and 15,000 shares of performance-based restricted stock that could vest up to 200% if maximum performance thresholds achieved. Grants in 2008 include 3,460 shares of service vesting restricted stock and 10,380 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved. Grants in 2007 include 4,700 shares of service vesting restricted stock and 8,600 shares of performance-based restricted stock that could vest up to 125% if maximum performance thresholds achieved.
13.	Amount for 2008 and 2009 represents $2,000 401(k) matching contribution. Amount for 2009 includes $2,000 401(k) matching contribution and $2,460 for reimbursement of financial and tax advisory services.

Grants of Plan-Based Awards in 2009

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payments Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (3) (k)	Grant Date Fair Value of Stock and Option Awards ($) (4) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
John Chen	2/05/09				59,284	118,567	237,134				3,418,287
	2/05/09							39,552			1,139,419
	2/05/09	850,000	1,250,000	2,875,000
	2/05/09								107,480	28.83	1,147,274

Jeffrey Ross	2/04/09				5,000	10,000	20,000				283,700
	2/04/09							3,300			93,621
	2/04/09	153,993	226,460	520,858
	2/04/09								13,400	28.37	140,754

Marty Beard	2/04/09				12,500	25,000	50,000				709,250
	2/04/09							8,300			235,471
	2/04/09	217,594	271,992	1,087,968
	2/04/09								33,400	28.37	350,837

Steve Capelli	2/04/09				18,750	37,500	75,000				1,063,875
	2/04/09	317,338	396,673	1,428,023
	2/04/09							12,500			354,625
	2/04/09								50,100	28.37	526,250

Raj Nathan	2/04/09				7,500	15,000	30,000				425,550
	2/04/09	178,703	281,422	675,413
	2/04/09							5,000			141,850
	2/04/09								20,000	28.37	210,080

(1)	The non-equity incentive plan awards for 2009 were granted on February 5, 2009 to Mr. Chen and on February 4, 2009 to each of the other Named Executive Officers. Mr. Chen, Mr. Ross and Dr. Nathan participate in the Company’s Executive Leadership Team Incentive Plan. Mr. Capelli and Mr. Beard each participate in separate individualized variable compensation plans. See “Compensation Discussion and Analysis – Components of Executive Compensation – (b) Annual Cash Incentive” on page B-21 for a discussion of the components of, and payouts under, the non-equity incentive plans for the Named Executive Officers. The threshold, target and maximum amounts disclosed above represent the estimated payment amounts determined at the time the awards were granted. Amounts reflected in column (g) of the Summary Compensation Table above reflect actual payment in early 2010 of these awards.
(2)	Target amounts in column (g) reflect the amount of performance-based restricted stock granted to the Named Executive Officers in 2009. Performance-based restricted stock granted in 2009 cliff vests three years from the date of grant. Vesting is based on the Company’s achievement in 2009 of three performance components, (i) total revenue, (ii) return on invested capital and (iii) cash flow from operations. The revenue target has a 40% weighting, the return on invested capital has a 20% weighting and the cash flow target has a 40% weighting. Vesting is linear upon achievement of thresholds, which vary for each performance component, but in no case will more than 200% of the granted amount of performance-based restricted stock be earned and issued. The maximum amounts in column (h) represent the 200% maximum of the target. At December 31, 2009, based on information available at that time, the Company estimated that approximately 165.4% of the performance-based restricted stock grants made in 2009 would vest at the completion of the three-year vesting period in 2012.
(3)	All equity grants made in 2009 were made under the Company’s Amended and Restated 2003 Stock Plan. Exercise prices for awards in column (k) reflect the closing price of the Company’s stock on the NYSE on the date of grant. All grants are made on the date such grants were approved. See “Compensation Discussion and Analysis – Stock-Based Compensation Grant Procedures” on page B-28 for a discussion of grant approval practices.
(4)	The grant date fair value of awards in this column reflects the grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Regardless of the value placed on awards at the grant date, the actual value realized by the optionee will depend on the price of Sybase common stock at the date in the future when awards are exercised or vest. The grant date fair value of stock awards in this column reflects the targeted vesting amounts set forth in column (g).

Outstanding Equity Awards at December 31, 2009

	Option Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1) (h)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1) (j)
John Chen	22,391	(2)	85,089	(2)		28.83	2/5/2016	125,378	(3)	5,441,405	(3)	118,567	(4)	5,145,808	(4)
	59,431	(5)	70,236	(5)		28.22	2/5/2015					82,069	(6)	3,561,794	(6)
	224,229	(7)	4,771	(7)		21.59	1/31/2013					87,600	(8)	3,801,840	(8)
	100,000	(9)				20.72	2/4/2014
	700,000	(10)				14.10	2/14/2013
	300,000	(11)				25.0625	2/1/2011

Jeffrey Ross	2,791	(12)	10,609	(12)		28.37	2/4/2016	8,910	(13)	386,694	(13)	10,000	(14)	434,000	(14)
	4,977	(15)	5,883	(15)		28.39	2/4/2015					6,920	(16)	300,328	(16)
	6,770	(17)	11,980	(17)		25.94	11/9/2014					5,000	(18)	217,000	(18)
	2,158	(19)	2,159	(19)		25.81	2/26/2014					6,100	(20)	264,740	(20)
	476	(7)	239	(7)		21.59	1/31/2013

Marty Beard	6,958	(12)	26,442	(12)		28.37	2/4/2016	18,380	(21)	797,692	(21)	25,000	(14)	1,085,000	(14)
	11,610	(15)	13,720	(15)		28.39	2/4/2015					16,150	(16)	700,910	(16)
	7,437	(19)	3,063	(19)		25.81	2/26/2014					8,600	(20)	373,240	(20)
	7,383	(7)	583	(7)		21.59	1/31/2013

Steve Capelli	10,437	(12)	39,663	(12)		28.37	2/4/2016	26,470	(22)	1,148,798	(22)	37,500	(14)	1,627,500	(14)
	12,439	(15)	14,701	(15)		28.39	2/4/2015					17,310	(16)	751,254	(16)
	13,104	(19)	5,396	(19)		25.81	2/26/2014					15,300	(20)	664,020	(20)
	33,333	(23)	6,667	(23)		20.92	8/7/2013
	22,404	(7)	477	(7)		21.59	1/31/2013
	3,125	(24)				15.18	8/11/2013
	834	(25)				9.93	7/1/2012

Raj Nathan	1,250	(12)	15,834	(12)		28.37	2/4/2016	13,160	(26)	571,144	(26)	15,000	(14)	651,000	(14)
	1,017	(15)	8,819	(15)		28.39	2/4/2015					10,380	(16)	450,492	(16)
	656	(19)	3,063	(19)		25.81	2/26/2014					8,600	(20)	373,240	(20)
	2,066	(7)	689	(7)		21.59	1/31/2013

1.	Amounts in columns (h) and (j) are calculated using the $43.40 per share closing price of our common stock on December 31, 2009.
2.	Represents stock options granted on February 5, 2009. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
3.	Represents service-based restricted stock. Includes 58,500 shares granted on February 23, 2007 which vest three years from the date of grant, 27,356 shares granted on February 5, 2008 which vest three years from the date of grant and 39,522 shares granted on February 5, 2009 which vest three years from the date of grant.
4.	Represents performance-based restricted stock granted on February 5, 2009. Grant cliff vests 3 years from the date of grant with vesting based on the achievement of three one year performance components. See footnote (2) to Grants of Plan-Based Awards table above. Amount reflected in column (j) for this award reflects achievement of target level vesting.
5.	Represents stock options granted on February 5, 2008. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
6.	Represents performance-based restricted stock granted on February 5, 2008. Grant cliff vests 3 years from the date of grant with vesting based on the achievement of three one year performance components. Amount reflected in column (j) for this award reflects achievement of target level vesting.
7.	Represents stock option appreciation rights granted on January 31, 2006. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
8.	Represents performance-based restricted stock granted on February 23, 2007. Grant cliff vests 3 years from the date of grant with vesting based on the achievement of three one year performance components. Amount reflected in column (j) for this award reflects achievement of target level vesting.
9.	Represents stock options granted on February 4, 2004. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.

10.	Represents stock options granted on February 14, 2003. 1/6 of the shares vest 6 months after grant and 1/36 of the shares vest monthly thereafter until fully vested 3 years after date of grant.
11.	Represents stock options granted on February 1, 2001. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
12.	Represents stock options granted on February 4, 2009. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
13.	Represents service-based restricted stock. Includes 3,300 shares granted on February 26, 2007, which vest three years from the date of grant, 2,310 shares granted on February 4, 2008 which vest three years from the date of grant and 3,300 shares granted on February 4, 2009 which vest three years from the date of grant.
14.	Represents performance-based restricted stock granted on February 4, 2009. Grant cliff vests 3 years from the date of grant with vesting based on the achievement of three one year performance components. See footnote (2) to Grants of Plan-Based Awards table above. Amount reflected in column (j) for this award reflects achievement of target level vesting.
15.	Represents stock options granted on February 4, 2008. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
16.	Represents performance-based restricted stock granted on February 4, 2008. Grant cliff vests 3 years from the date of grant with vesting based on the achievement of three one year performance components. Amount reflected in column (j) for this award reflects achievement of target level vesting.
17.	Represents stock options granted on November 9, 2007. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
18.	Represents performance-based restricted stock granted on November 9, 2007. Grant cliff vests 3 years from the date of grant with vesting based on the achievement of three one year performance components. Amount reflected in column (j) for this award reflects achievement of target level vesting.
19.	Represents stock options granted on February 26, 2007. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
20.	Represents performance-based restricted stock granted on February 26, 2007. Grant cliff vests 3 years from the date of grant with vesting based on the achievement of three one year performance components. Amount reflected in column (j) for this award reflects achievement of target level vesting.
21.	Represents service-based restricted stock. Includes 4,700 shares granted on February 26, 2007 which vest three years from the date of grant, 5,380 shares granted on February 4, 2008 which vest three years from the date of grant and 8,300 shares granted on February 4, 2009 which vest three years from the date of grant.
22.	Represents service-based restricted stock. Includes 8,200 shares granted on February 26, 2007 which vest three years from the date of grant, 5,770 shares granted on February 4, 2008 which vest three years from the date of grant and 12,500 shares granted on February 4, 2009 which vest three years from the date of grant.
23.	Represents stock option appreciation rights granted on August 7, 2006. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
24.	Represents stock options granted on August 11, 2003. 1/8 of the shares vest 6 months after grant and 1/48 of the shares vest monthly thereafter until fully vested 4 years after date of grant.
25.	Represents stock options granted on July 1, 2002. 1/6 of the shares vest 6 months after grant and 1/36 of the shares vest monthly thereafter until fully vested 3 years after date of grant.
26.	Represents service-based restricted stock. Includes 4,700 shares granted on February 26, 2007 which vest three years from the date of grant, 3,460 shares granted on February 4, 2008 which vest three years from the date of grant and 5,000 shares granted on February 4, 2009 which vest three years from the date of grant.

Option Exercises and Stock Vested in 2009

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(3)
John Chen	720,870	8,488,186	160,892	4,445,446
Jeffrey Ross	30,059	340,446	8,049	222,394
Marty Beard	213,334	986,903	19,675	543,620
Steve Capelli	30,000	154,959	21,918	650,932
Raj Nathan	46,437	777,544	23,252	642,453

(1)	For stock option appreciation rights, the number of shares acquired on exercise equals the number of the stock option appreciation rights exercised.
(2)	For stock options the value realized equals the difference between the option exercise price and the fair market value of Sybase common stock on the date of exercise, multiplied by the number of shares for which the option was exercised. For stock option appreciation rights, the value realized equals the difference between the stock option appreciation right exercise price and the fair market value of Sybase common stock on the date of exercise, multiplied by the number of stock option appreciation rights which were exercised.
(3)	The value realized equals the market value of Sybase common stock on the vesting date, multiplied by the number of shares that vested.

Pension Benefits for 2009

In August 2002, the Company and Mr. Chen amended Mr. Chen’s employment agreement, effective January 1, 2003, to provide for payment by the Company, upon Mr. Chen’s retirement, of premiums for coverage for Mr. Chen, his spouse and eligible dependents (plus an amount sufficient to cover federal and state income tax liability associated with such premium payments) under the Company’s U.S. Retiree Health Program. This program allows eligible domestic Company employees to purchase health insurance upon retirement at their own expense. The benefits under this amendment will not be paid if Mr. Chen is terminated by the Company for cause or voluntarily terminates before he reaches age 55. The Company does not have agreements with any of the other Named Executive Officers for compensatory post-retirement benefits.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
John Chen	Retiree Medical Plan	7	$735,884	none

(1)	The post-retirement healthcare benefit was implemented on January 1, 2003 and the Company has accrued for the benefit in each year since the benefit was adopted. Mr. Chen has been employed with the Company since 1997.

The Company has engaged an employee benefits consulting firm to value Mr. Chen’s post-retirement healthcare benefit. For purposes of determining the present value of Mr. Chen’s accumulated benefit, the following assumptions were used by the consulting firm:

•	Mr. Chen will remain employed with the Company until 60 and then will retire;

•

Mr. Chen will continue to provide services to the Company for 2 years following retirement and will be eligible for a tax gross-up equal to 35% of the benefit cost during this time (valuations of this benefit before 2006 assumed that Mr. Chen would be eligible for the tax gross-up during his entire lifetime; this assumption was re-evaluated and reduced to 2 years in the valuations conducted in and after 2006);

•	Mr. Chen will elect coverage for his spouse and all children that are eligible for coverage;

•	Mr. Chen’s children will remain eligible for coverage until they each reach age 21;

•	A 5.59% discount rate was used for 2009, a 5.64% discount rate was used for 2008, and a 5.9% discount rate was used for the 2007 expense;

•

Healthcare cost trend rates used in 2009 ranged from 4% to 8.5% annual rate increases for pre-age 65 costs and from 4% to 9% annual rate increases for post age 65 costs, healthcare cost trend rates used in 2008 range from 4% to 9.5% annual rate increases for pre-age 65 costs and from 4.0% to 11.00% annual rate increases for post age 65 costs; and healthcare cost trend rates used in 2007 range from 4% to 10% annual rate increases for pre-age 65 costs and from 7.5% to 12.50% annual rate increases for post age 65 costs; and

•	In 2007, 2008 and 2009 the 1994 Group Annuity Reserving table for males and females was used for life expectancy data.

Nonqualified Deferred Compensation in 2009

The Sybase Executive Deferred Compensation Plan allows eligible executive participants, including the Named Executive Officers, the opportunity to defer portions of their base salary and annual cash incentive compensation and thereby defer taxes. Sybase does not contribute to this plan. The Sybase Executive Deferred Compensation Plan is not intended to provide for the payment of above-market or preferential earnings on compensation deferred under the plan.

The Sybase Executive Deferred Compensation Plan uses the same investment choices available to participants in the Company’s 401(k) plan which is administered by Fidelity Investments. Each participant’s deferrals are invested in one or more of the funds offered in the Company’s 401(k) plan to mirror the participant’s 401(k) allocation. The participant does not actually own any share of the investment options he/she selects and all balances are subject to the claims of the Company’s general creditors. The Company has not made any contributions to the non-qualified deferred compensation plan balances other than the compensation deferrals elected by participants.

Deferral and distribution elections for each year’s deferrals are established during the open enrollment period prior to each plan (calendar) year. Distribution elections for lump sum payments, installment payments or combinations of lump sum and installment payments are available for distributions at death, disability, termination of employment or on specified dates agreed to during open enrollment.

Name	Executive Contributions in 2009 ($)(1)	Registrant Contributions in 2009 ($)	Aggregate Earnings in 2009(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2009 ($)
John Chen	0	0	694,899	0	2,721,242
Jeffrey Ross	0	0	0	0	0
Marty Beard	104,911	0	110,212	0	703,165
Steve Capelli	0	0	119,599	0	664,427
Raj Nathan	0	0	299,217	0	1,396,838

1.	These amounts are included in the Summary Compensation table in the “Salary” and “Non-Equity Incentive Plan Compensation” columns.

2.	None of the earnings in this column are included in the Summary Compensation Table on page B-31 because there were not preferential or above market.
3.	The following table reflects the deferred compensation plan contributions made by each of the Named Executive Officers in the years when such officers were Named Executive Officers and their compensation was reported in the proxy. Mr. Ross became a Named Executive Officer in 2007 and did not contribute to the deferred compensation plan in that year or in any subsequent year. All of these amounts below were reported in the respective Summary Compensation Tables for the years noted.

	Chen	Beard	Capelli	Nathan
2008	$0	$104,857	$0	$0
2007	0	94,416	0	0
2006	0	89,072	0	155,131
2005	0	95,990	53,165	243,896
2004	224,500	35,150	62,734	123,606
2003	213,000	33,840	42,333	99,075
2002	276,525	31,450	45,204	121,403
2001	277,025	30,156	46,893	81,656
2000	436,778	0	62,011	159,957
1999	485,041	0	326,976	171,939
1998	173,750	0	30,952	0
1997	0	0	0	0

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

Employment Agreements

John Chen. In December 2007, the Company entered into an amended and restated employment agreement with Mr. Chen, pursuant to which he serves as Chairman of the Board of Directors, CEO and President of the Company. The primary reason for amending and restating Mr. Chen’s employment agreement was to conform the agreement to regulations under Section 409A of the Internal Revenue Code (the “Code”). The agreement provides for annual base salary and target incentive compensation adjustments approved by the Board of Directors, and employee benefits comparable to those he received from his prior employer. In an effort to recruit Mr. Chen to join the Company, the Company agreed to make Mr. Chen “whole” for the benefits he would be forfeiting by leaving his then current employer. In August 2002, Mr. Chen’s existing employment agreement was amended to provide for certain post retirement healthcare benefits. See Compensation Discussion and Analysis – Components of Executive Compensation – Perquisites” on page B-27 and the “Pension Benefits for 2009” on page B-36 for a description of Mr. Chen’s current benefits and his retirement healthcare benefit. If Mr. Chen’s employment terminates without cause and not in connection with a change of control, as defined in his amended and restated change of control agreement (see “Executive Change of Control Agreements,” below), Mr. Chen’s agreement provides for a severance payment equal to 150% of both his base salary and target annual cash bonus for the then-current fiscal year, continuation of his employee benefits for a period of 18 months from his effective date of termination, accelerated vesting of 100% of his then-outstanding stock options and stock appreciation rights and the immediate release of 50% of his restricted stock from escrow. See “Executive Change of Control Agreements,” below regarding amounts payable to Mr. Chen in the event his employment terminates in connection with a change of control.

Executive Change of Control Agreements

John Chen. In 2007, the Company entered into an amended and restated change of control agreement with Mr. Chen, primarily to conform the agreement to regulations under Section 409A of the Code. The amended and restated agreement continues to provide for change in control severance payments equal to two times his then current annual base salary and annual target incentive compensation and accelerated vesting of 100% of his then-outstanding stock options and stock appreciation rights and the immediate release of all of his restricted stock from escrow. These benefits are payable upon a change of control, regardless of whether Mr. Chen is terminated. A “change of control” means the first to occur of any of the following events: (i) change in ownership of the Company, (ii) change in effective control of the Company, (iii) change in ownership of a substantial portion of the Company’s assets (with an asset value change in ownership exceeding more than 50% of the total gross fair market value replacing the 40% default rule), all as defined under Code Section 409A and the related final Treasury regulations. In order to assure that Mr. Chen, along with certain other executive officers noted below who would be directly involved in the negotiation of a change of control of the Company (and who due to their positions within the Company would most likely not be employed by the surviving entity after a change of control) would be provided with incentive to support a change of control that the Board found to be in the best interests of the Company, the Company entered into agreements providing for the benefits vesting upon a change of control with these individuals. The Board entered into these agreements based on advice from independent legal counsel and industry practice at the time the agreements were executed. Additionally, if Mr. Chen’s employment terminates within 18 months of a change of control, other than for cause, the Company will continue his benefits for a two-year period and the Company will provide additional payments for the amount of any taxes payable in respect of these benefits. If any payments under Mr. Chen’s change of control agreement are covered under Section 280G of the Code and subject Mr. Chen to excise tax under Section 4999 of the Code, the Company will provide him with an amount sufficient to cover the excise tax imposed and any other income or employment taxes imposed on the amounts paid to cover the excise tax.

Other Executives. The Company also has agreements that provide for benefits payable upon a change of control, regardless of whether the executive is terminated, with Daniel Carl, the Company’s current General Counsel, and with Marty Beard, the former Senior Vice President, Corporate Development and Marketing, who

currently serves as the President of Sybase 365, a subsidiary of the Company. These agreements are similar to the agreement entered into with the Company’s CEO except (i) these agreements provide for two times each officer’s then current annual base salary and one and a half times the officer’s annual target incentive compensation as severance payments following a change in control and (ii) if any payments under the foregoing change of control agreements are covered under Section 280G of the Code and subject the employee to excise tax under Section 4999 of the Code, the Company will either provide the employee full change of control benefits, or pay such lesser amount as would result in no portion of the change in control benefits being subject to excise taxes, whichever amount results in the greater after-tax benefit to the employee. On March 31, 2009, the Company filed a Form 8-K to disclose that the Board of Directors intends to use its best efforts to negotiate with the three executives who have agreements with benefits payable upon a change in control in order to amend or modify these agreements to remove the provisions that vest the benefits solely upon a change of control within the next 24 months. The Board of Directors also committed not to enter into any employment or change of control agreements which contain similar provisions that vest benefits solely upon a change of control in the future with Company executives.

The Company also has other amended and restated change of control agreements, which were amended effective December 2007 primarily to conform the agreements to regulations under Section 409A of the Code. These agreements, which are similar to the ones noted in the paragraph above; were entered into with each of its other current executive officers. However, such agreements do not vest benefits solely upon a change of control. The benefits will be paid only if the executive’s employment is terminated upon or within 18 months following a change of control. In entering into these agreements, the Board of Directors felt that it would be in the best interests of the stockholders to assure that during a change of control the executives were fully engaged and were not distracted by concerns regarding their employment status.

The tables below set forth the potential payments to the CEO and other Named Executive Officers upon the occurrence of certain triggering events.

John Chen’s Change of Control or Termination Scenarios

Change of control and employment termination scenarios are shown below for Mr. Chen. Had he been terminated as of December 31, 2009, he would receive benefits between $0 and $30,142,798 depending on the reasons for the termination. He will not receive severance benefits under more than one of the scenarios. For example, if there is a change of control and his employment is terminated, he will only receive the amount he is entitled to under the change of control scenario, and he will not also be entitled to employment severance as a result of being terminated without cause. The amounts in the change of control and termination scenarios below fall below the thresholds that trigger excise taxes. The amounts for acceleration of unvested performance based restricted stock assume vesting at the actual performance achievement and not the targeted achievement.

•	Had a change of control occurred as of December 31, 2009, Mr. Chen would have been eligible to receive the payments set forth below:

Pay Item	Summary of Terms	Estimated Payment
Cash Severance	2x annual base salary; plus	$1,980,000
	2x the greater of (a) the average of	2,930,000
	the cash bonus paid for services
	performed in 2008 and the target
	incentive opportunity for 2009 (b) the
	target incentive opportunity for 2009

Acceleration of Unvested Stock Options,	All unvested stock options, SARs	24,320,909
SARs and Restricted Stock	and restricted shares become
	immediately vested

Pay Item	Summary of Terms	Estimated Payment
Benefits Continuation	24 months benefits continuation	155,545
	(if terminated within 18 months of
	Change of Control)

Supplemental Life and Long-Term Disability	Reimbursement for Supplemental	127,964
Insurance	Insurance premiums

Retiree Health Plan Coverage(1)	Present value of lifetime retiree	628,380
	health plan premiums (assumes
	continued service through the
	second anniversary of the Change of
	Control date)

Total		$30,142,798

(1)	Based on cost estimates for continuation of medical, dental and vision coverage through 2031.

•

In the event that Mr. Chen is terminated by the Company without cause and a change of control has not occurred, the following benefits will be provided to Mr. Chen. A voluntary termination as a result of the following is considered a termination without cause: (i) without Mr. Chen’s express written consent, the assignment to Mr. Chen of any duties or the significant reduction of the Mr. Chen’s duties, either of which is materially inconsistent with Mr. Chen’s position with the Company and responsibilities in effect immediately prior to such assignment, or the removal of Mr. Chen from such position and responsibilities, which is not effected for disability or for cause; (ii) a material reduction by the Company in the base salary and/or target bonus of Mr. Chen as in effect immediately prior to such reduction; (iii) a material reduction by the Company in the kind or level of benefits to which Mr. Chen is entitled immediately prior to such reduction with the result that Mr. Chen’s overall benefits package is significantly reduced (other than a nondiscriminatory reduction affecting the Company’s employees generally) ; or (iv) the relocation of Mr. Chen to a facility or a location more than 75 miles from San Francisco without Mr. Chen’s express written consent. However these conditions will not constitute a termination without cause unless Mr. Chen has provided notice to the Company of the applicable condition within 90 days of it first occurring and the Company has been provided with at least 30 days to remedy the condition.

Pay Item	Summary of Terms	Estimated Payment
Cash Severance	1.5x annual base salary; plus	$1,485,000
	1.5x the target incentive opportunity	1,875,000
	for the current fiscal year

Acceleration of Unvested Stock Options,	All unvested stock options and	13,365,447
SARs and Restricted Stock	SARs and 50% of restricted shares
	become immediately vested

Benefits Continuation	18 months benefits continuation	115,767

Retiree Health Plan Coverage	Present value of lifetime retiree	562,774
	health plan premiums

Total		$17,403,988

•

In the event that Mr. Chen is terminated by the Company for cause or if Mr. Chen resigns, retires, dies or terminates his employment due to disability, Mr. Chen is not entitled to any severance payments or benefits other than retiree health plan coverage in certain situations. If prior to age 55, Mr. Chen (a) does not voluntarily terminate his employment with the Company and (b) is not terminated by the Company for cause, then he shall be entitled to retiree health plan coverage upon a termination of his employment for any reason after age 55.

Other Named Executive Officers’ Change of Control or Termination Scenarios

Change of control and employment termination scenarios are shown below for the other Named Executive Officers. These Named Executive Officers will not receive severance benefits under more than one of the scenarios. For example, if there is a change of control and his employment is terminated such that he is entitled to change of control benefits, he will only receive the amount he is entitled to under the change of control scenario, and he will not also be entitled to employment severance in connection with being terminated as a result of a layoff or reduction in force.

•

Had a change of control occurred during calendar year 2009, and had Mr. Ross, Dr. Nathan, Mr. Beard, or Mr. Capelli been terminated as of December 31, 2009, such Named Executive Officer would have been eligible to receive the payments set forth below:

Pay Item	Summary of Terms	Estimated Payment to Jeffrey Ross	Estimated Payment to Steve Capelli	Estimated Payment to Raj Nathan	Estimated Payment to Marty Beard
Cash Severance	2x annual base	$676,000	$881,496	$804,062	$777,120
	salary; plus
	1.5x the greater of	398,117	728,054	461,636	407,988
	(a) the average of the
	cash bonus paid for
	services performed in
	2008 and the target
	incentive opportunity
	For 2009 (b) the
	target incentive
	opportunity for 2009

Acceleration of Unvested,	All unvested stock	2,446,391	6,445,257	2,979,769	4,431,301
Stock Options, SARs	options, SARs and
and Restricted Stock	restricted shares
	become immediately vested

Benefits Continuation	24 months benefits	155,545	155,545	155,545	155,545
	continuation (if
	terminated within 18
	months of Change
	of Control)

Total		$3,676,053	$8,210,352	$4,401,012	$5,771,954

•

In the event that any Named Executive Officer (other than Mr. Chen) is terminated as a result of a lay-off or a reduction in force and a change of control has not occurred, the Named Executive Officer is entitled to a severance benefit equal to the greater (i) 4 months of base salary or (ii) 2 months of base salary plus 2 weeks of base salary for each year of service with the Company, provided that the total severance payment shall not exceed 24 weeks of base salary. Had the Named Executive Officer been terminated on December 31, 2009 and had he been entitled to a severance payment, he would have been eligible to receive the payments set forth below:

Jeffrey Ross	Marty Beard	Raj Nathan	Steve Capelli
$156,000	$179,335	$185,553	$203,422

•

In the event that any Named Executive Officer (other than Mr. Chen) is terminated by the Company for cause or if such person resigns, retires, dies or terminates his employment due to disability, the executive is not entitled to any severance payments or benefits.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is the Company’s preference to avoid related party transactions.

Historically, in connection with the Board Affairs Committee’s determination of the independence of the Company’s directors, this Committee reviews any related party transactions involving members of the Board and determines if any such transactions impact the independence of the Company’s non-employee directors. In 2009, the Board Affairs Committee determined that all of the Company’s non-employee directors were independent as defined by the NYSE’s Corporate Governance Standards and the Company’s Corporate Governance Guidelines, see “Corporate Governance Matters – Board Independence” on page B-8. The Company’s executive officers, members of the Board, and the Company’s entire workforce are also covered by the Company’s Statement of Values and Business Ethics and the Company’s Conflicts of Interest policies which require the disclosure of related party transactions to appropriate parties within the Company. A link to the Company’s Statement of Values and Business Ethics, which contains a summary of the Conflict of Interest policy is available on the home page Company’s website, Sybase.com, under “Code of Ethics.”

In February 2007, the Board adopted a written policy for related party transactions. Under this policy the Board Affairs Committee reviews the material facts of all transactions between the Company and a related party (defined to include executive officers, directors, director nominees, greater than 5% stockholders or the immediate family members of the foregoing) that have exceeded or may exceed $100,000 in a single year where the related party will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). Under the related party transaction policy, the Board Affairs Committee either pre-approves, or if pre-approval is not feasible, reviews and, if appropriate, ratifies at the Committee’s next meeting, all related party transactions entered into by the Company. The Board Affairs Committee’s review of related party transactions takes into account, among other factors the Committee deems appropriate, whether the transaction is on terms no less favorable than generally available to unaffiliated third-parties in similar circumstances and the extent of the related party’s interest in the transaction. No member of the Committee participates in the review of a transaction for which he or she is the related party. The related party transaction policy created standing pre-approval for certain recurring related party transactions, including (i) executive officer compensation that has been approved by the Compensation Committee (unless the executive officer is related to a director or another executive officer) and director compensation reported in the proxy, (ii) transactions with companies where the related party’s only relationship is as a non-executive employee, director or less than 10% owner of such company, if the aggregate transaction does not exceed the greater of $1,000,000 or 2 percent of the other company’s total revenue, (iii) charitable contributions by the Company to charities where the related person’s only relationship is as a non-executive employee or director if the aggregate transaction does not exceed the lesser of $1,000,000 or 2 percent of the charity’s total annual receipts, and (iv) transactions with related persons where the rates or charges are determined by competitive bids.

The policy also provides that all related party transactions that are required by SEC rules to be disclosed shall be disclosed in the Company’s applicable filings with the Securities and Exchange Commission.

Related Party Transactions

Mr. Chen’s brother-in-law, Hung Hsi, has been employed by the Company since June 1998 as a software engineer. In 2009 Mr. Hsi earned an annual salary of $170,318 and received a bonus of $23,412. On April 1, 2009 Mr. Hsi was awarded 1,000 stock options with an exercise price of $30.70 and was awarded 500 shares of performance based restricted stock.

Mr. Capelli’s brother-in-law, Cornel Lee, has been employed by the Company since April 2005 as an account manager. In 2009 Mr. Lee became Mr. Capelli’s brother-in-law. In 2009 Mr. Lee earned a base salary of

$87,672 and earned variable compensation of $107,396. Mr. Lee was also paid $6,000 for a car allowance. On April 1, 2009 Mr. Lee was awarded 500 stock options with an exercise price of $30.70 and was awarded 500 shares of performance based restricted stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our Section 16 officers and directors, and holders of more than 10% of any class of our equity securities, to file an initial report of securities ownership on Form 3 and reports of changes in securities ownership on Forms 4 and 5 with the SEC. These individuals are also required to furnish the Company with copies of all Section 16(a) forms filed on their behalf.

Based solely on our review of Forms 3, 4, and 5, or written notice from certain reporting persons that no Forms 4 or 5 were required, the Company believes that all required Section 16(a) filings were made on a timely basis in 2009.